LIFE VEST

Notice of Annual Meeting of Shareholders and 2022 Management Proxy Circular

CAE

Table of Contents
Letter to the Shareholders from the Chair of the
Board and the President and CEO    i

Proxy Circular Summary    ii

About CAE    iv

Definitions        1
Notice of 2022 Annual Shareholders’ Meeting    2
Section 1 About Voting Your Shares    5
Section 2 Business of the Meeting    9
Section 3 About the Nominated Directors    13
Section 4 Corporate Governance    29
Section 5 Board Committee Reports    37
Section 6 Director Compensation    49
Section 7 Executive Compensation    52
Compensation Discussion and Analysis    52
FY2022 CAE Performance Highlights    52
Shareholders’ Engagement    55
ESG Objectives    55
Compensation Objectives    55
Setting Executive Compensation    56
Comparator Group    58
Compensation Policy and Objectives    60
Executive Share Ownership Requirements    71
Risk Mitigation    72
Determination of the NEOs’ Compensation in FY2022    73
President and CEO – FY2022 Accomplishments    76
Other NEOs – FY2022 Accomplishments    79
Shareholder Return Performance Graph    82
Pay for Performance Linkage    83
Pay for Performance Relative to Comparator Group    85
Compensation of Our Named Executive Officers    87
Summary Compensation Table    87
Incentive Plan Awards    88
Pension Arrangements    90
Termination and Change of Control Benefits    91
Section 8 Other Important Information    94
Section 9 Glossary    95
Appendix A – Board of Directors’ Charter    97
Appendix B – Non-GAAP and Other Financial Measures    100

Letter to the Shareholders
from the Chair of the Board
and the President and CEO
Dear fellow Shareholders,
It is our pleasure to invite you to attend CAE’s 2022 Annual Shareholders’ Meeting. These past three years have highlighted the Company’s extraordinary agility and entrepreneurial spirit. Despite the lingering effects of the COVID-19 crisis on its core markets, CAE generated increasing levels of revenue and profitability through fiscal 2022, a testament to the bold actions the Company took from the onset of the pandemic to today. The nine accretive acquisitions made over this period bring transformational new capabilities, scale and technology to drive growth and profitability. CAE also expanded its portfolio with a broad suite of flight operations solutions and partnerships and initiatives in Advanced Air Mobility.
Reflecting the importance of environmental, social and governance (ESG) matters for the industry, stakeholders and the organization, CAE took actions this year to accelerate its commitment to have a positive societal impact everywhere the Company operates. This includes the appointment of Hélène V. Gagnon to Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement. In this newly created position, Hélène will lead a dedicated team in the deployment of the Company’s ESG agenda, starting with the development of a multi-year strategy to achieve our objectives.
We will once again hold our Meeting via live webcast available at https://web.lumiagm.com/460315137. Shareholders will not be able to attend the Meeting in person but will have an equal opportunity to participate in real time and vote at the Meeting online through a web-based platform regardless of their geographic location.
As in prior years, important matters affecting our Company will be considered at the Meeting. We will, as always, review CAE’s financial position, including business operations and the increased value delivered to Shareholders. We will also respond to your comments and questions. Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forth by the Board and vote your Shares. This Circular gives you details about all the items for consideration and how to vote. It also contains profiles of the nominated Directors, information on the auditors, and sections on the Board committees and CAE corporate governance practices.
CAE celebrates 75 years of success this year, a milestone proudly achieved through longstanding customer partnerships, deep expertise and the innovative spirit of exceptionally talented and passionate employees.
We thank you for your continued confidence in and support of CAE and look forward to discussing with you at this year’s Meeting.

Hon. John P. Manley, P.C., O.C. (signed)    Marc Parent, C.M. (signed)
Chair of the Board    President and Chief Executive Officer
June 15, 2022

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CAE INC. | 2022 | Management Proxy Circular

Proxy Circular Summary
This summary highlights some of the important information you will find in this Circular. These highlights do not contain all the information that you should consider, and you should read this entire Circular before voting your Shares.
Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Page Reference for More Information
Election of 13 Directors	FOR each nominee	9
Appointing PricewaterhouseCoopers LLP as Auditors	FOR	11
Advisory Vote on Executive Compensation	FOR	12
FY2022 Performance Highlights
* Non-GAAP and other financial measures (see Appendix B).

CAE INC. | 2022 | Management Proxy Circular

Review this Proxy Circular and Vote in One of the Following Ways
Voting by Proxy is the Easiest Way
Below are the different ways in which you can give your voting instructions, details of which are found in the enclosed proxy form or your voting instruction form, as applicable. Please also refer to Section 1 – “About Voting Your Shares” for more information on the voting methods available to you:

by mail: sign, date and return your proxy form in the envelope provided.
by telephone: call the telephone number on your proxy form.
on the Internet: visit the website listed on your proxy form.
by appointing another person to attend and vote at the Meeting online on your behalf.

Voting online at the Meeting
Log in online at https://web.lumiagm.com/460315137 and follow the steps listed in the Section “Attending and Participating”.

CAE INC. | 2022 | Management Proxy Circular

About CAE
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a high-technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 35 countries. CAE represents 75 years of industry firsts – the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter. www.cae.com
Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.
Our Strategy

High-Tech Company with a Noble Purpose focused on Safety
Our vision is to be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness. Our mission is to lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.
Achieving this goal depends on our several unique capacities:
•    knowledge leadership, with over 3,600 talented engineers and a skilled manufacturing workforce
•    industrial champion with a best-in-class global supply chain, a broad global footprint, world-class operational and functional processes, and an agile organization capable of going quickly from prototype to production
•    deep expertise in applying advanced technologies to create highly differentiated training and operational support solutions.
Strategic Priorities Five areas of strategic focus for superior and sustainable growth

CAE INC. | 2022 | Management Proxy Circular

Eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:

High Degree of Recurring
Business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services and software-based solutions, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Headroom in
Large Markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share and expand along adjacencies over the long-term.

Potential for compound growth and superior returns over the long term
In each of our businesses, we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve an expand through adjacencies. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities by means of our highly innovative products, and technology and software-enabled service solutions. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end-to-end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

Culture of innovation, empowerment, excellence
and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer and help our defence forces maintain security.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

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CAE INC. | 2022 | Management Proxy Circular

Executive Compensation Highlights
•    Executive bonus payout based on a corporate performance factor of 154% recognizing CAE’s strong performance in regard to strategic and financial objectives in FY2022
•    163% payout of the Performance Share Units that vested in FY2022
Our Executive Compensation Best Practices

• Minimum threshold levels of corporate performance to be met to allow for payments under the annual and long-term incentives
• Caps on annual bonuses and PSU payouts
• Balanced mix of short, medium and long-term compensation
• Pensionable earnings based on actual years served (plus any severance period in certain circumstances)
• Change of control severance limited to two times salary and bonuses
• Clawback policy
• Minimum share ownership and option profit retention guidelines
• Anti-hedging policy

CAE INC. | 2022 | Management Proxy Circular

Governance Highlights
The following table shows some of the ways CAE continues to adhere to the highest standards in corporate governance it has maintained throughout its history.

• Number of Director nominees	13
• Number of non-employee Independent Director nominees	12/13
• Board Committee members (including the Governance Committee, which is responsible for recommending new Directors to join the Board) are all independent
• Average age of Director nominees	61
• Annual election of Directors
• Other board commitments and interlocks policy
• Separate Chair and CEO roles
• Director tenure and age term limits
• Share ownership requirements for Directors and executives
• Board orientation/education program
• Number of Board meetings held in FY2022	7
• Number of financial experts on the Audit Committee	3
• Code of Business Conduct
• Annual advisory vote on executive compensation
• Formal Board and Committee evaluation processes
• No dual-class shares
• Diversity Targets on the Board of Directors and in executive officer positions
• Enterprise Risk Management oversight including ESG matters

CAE INC. | 2022 | Management Proxy Circular

Our Director Nominees

Name	Age	Director Since	Position	Indepen- dent	Committee Memberships[1]	Board and Committee Attendance FY2022	Other Public Boards	Top Three Competencies[2]
Ayman Antoun	56	N/A3	General Manager, IBM Americas	YES	N/A3	N/A	N/A	• Knowledge of Industry • Strategic Leadership and Management • Information Technology / Cybersecurity / Digital
Margaret S. (Peg) Billson	60	2015	Corporate Director	YES	GC (Chair) HRC	100%	1	• Knowledge of Industry • Strategic Leadership and Management • R&D
Elise Eberwein	57	N/A3	Corporate Director	YES	N/A3	N/A	N/A	• Knowledge of Industry • Strategic Leadership and Management • Human Resources / Compensation
Hon. Michael M. Fortier	60	2010	Vice-Chair, RBC Capital Markets	YES	HRC (Chair)	100%	N/A	• Finance / Accounting • Human Resources / Compensation • Legal / Governance
Marianne Harrison	58	2019	President and CEO John Hancock Life Insurance Company	YES	Audit (Chair) GC	100%	N/A	• Strategic Leadership and Management • Finance / Accounting • Risk Management
Alan N. MacGibbon	66	2015	Corporate Director	YES	Audit[4] HRC	100%	1	• Strategic Leadership and Management • Finance / Accounting • Risk Management
Mary Lou Maher	62	2021	Corporate Director	YES	Audit HRC	100%	2	• Finance / Accounting • Human Resources / Compensation • Risk Management
François Olivier	57	2017	Corporate Director	YES	Audit GC	100%	1	• Strategic Leadership and Management • Finance / Accounting • Human Resources / Compensation
Marc Parent	61	2008	President and CEO, CAE	NO	N/A	100%	1	• Knowledge of Industry • Strategic Leadership and Management • Human Resources / Compensation
Gen. David G. Perkins, USA (Ret.)	64	2020	Corporate Director	YES	Audit HRC	100%	1	• Knowledge of Industry • Strategic Leadership and Management • Government Relations
Michael E. Roach	70	2017	Corporate Director	YES	Audit GC	100%	1	• Strategic Leadership and Management • Information Technology / Cybersecurity / Digital • Risk Management
Patrick M. Shanahan	59	2022	Corporate Director	YES	Audit	N/A	2	• Knowledge of Industry • Strategic Leadership and Management • Risk Management
Andrew J. Stevens	65	2013	Corporate Director	YES	GC HRC	100%	N/A	• Knowledge of Industry • Strategic Leadership and Management • Human Resources / Compensation

1    Refer to Section 9 – “Glossary” for definitions.
2    Refer to description of competencies on page 28.
3    Ayman Antoun and Elise Eberwein do not currently serve as Directors on the Board of CAE and will become Directors following their election at the Meeting.
4     Alan N. MacGibbon will succeed Hon. John P. Manley as the Chair of the Board after the end of the Meeting.

CAE INC. | 2022 | Management Proxy Circular

Definitions

Certain Defined Terms
In this document, referred to as this “Circular”, the terms “you” and “your” refer to the Shareholder, while “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries.
We also use the other defined terms throughout this Circular which are defined in the Glossary annexed to this Circular.

Currency, Exchange Rates and Share Prices	All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise stated. In a number of instances in this Circular, including with respect to calculation of the in-the-money value of stock options denominated in Canadian dollars, information based on our Share price has been calculated on the basis of the Canadian dollar.

Information Currency	The information in this Circular is current as of June 15, 2022 unless otherwise stated.

CAE INC. | 2022 | Management Proxy Circular

Notice of 2022 Annual Shareholders’ Meeting
When
Wednesday, August 10, 2022 at 11:00 a.m. (Eastern Time)
Where
The meeting will be held online at https://web.lumiagm.com/460315137.
What the Meeting is About
1.    Receive CAE Consolidated Financial Statements and the auditors’ report for the fiscal year ended March 31, 2022;
2.    Elect Directors who will serve until the end of the next annual shareholders’ meeting;
3.    Reappoint PricewaterhouseCoopers LLP as our auditors who will serve until the end of the next annual shareholders’ meeting and to authorize the Company’s Board to fix the auditors’ remuneration;
4.    Vote, in an advisory, non-binding manner, on CAE’s approach to executive compensation described in this Circular; and
5.    Transact any other business that may properly come before the Meeting.
You have the Right to Vote
As a holder of record of Common Shares at the close of business on June 15, 2022, you are entitled to receive notice of and vote at the Meeting.
You are asked to consider and to vote your Shares on items 2 to 4 listed above and any other items that may properly come before the Meeting or any adjournment.
If you are unable to attend the Meeting online and want to ensure that your Shares are voted, please submit your votes by proxy as described under “How to Vote Your Shares” in the accompanying Circular. To be valid, our transfer agent, Computershare Trust Company of Canada, must receive your proxy by 11:00 a.m. (Eastern Time) on August 8, 2022. If the Meeting is adjourned or postponed, Computershare must receive your proxy no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to any such adjournment or postponement.
Accompanying this Notice of Annual Meeting is the Circular, which contains more information on the matters to be addressed at the Meeting.
Attending and Participating
We will once again hold our Meeting in virtual-only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to participate in real time and vote at the Meeting online through a web-based platform regardless of their geographic location.
Participating in the Meeting online allows registered Shareholders and duly appointed Proxyholders, including non-registered (beneficial) Shareholders who have appointed themselves or another person as a Proxyholder, to participate at the Meeting and ask questions, all in real time. Registered Shareholders and duly appointed Proxyholders can vote at the appropriate time during the Meeting. Voting will be conducted by virtual ballot.
Guests, including non-registered Shareholders who have not duly appointed themselves or another person as a Proxyholder, can log in to the Meeting as set out below. Guests will be able to participate in the Meeting but cannot vote.
To access the Meeting, follow the instructions below, as applicable to you:
•    Log in online at https://web.lumiagm.com/460315137. The platform is compatible with all major browsers except for Internet Explorer. We recommend that you log in at least one hour before the Meeting starts;
•    Click “I am a guest” and then complete the online form; OR
•    Click “I have a login” and then enter your 15-digit control number (see below) and Password “CAE2022” (case sensitive)

CAE INC. | 2022 | Management Proxy Circular

In order to find the 15-digit control number to access the Meeting:
•    Registered shareholders: The control number located on the form of proxy or in the email notification you received is your control number.
•    Proxyholders: Duly appointed proxyholders, including non-registered (beneficial) shareholders that have appointed themselves or another person as a as proxyholder, will receive the control number from Computershare by e-mail after the proxy voting deadline has passed.
If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.
For additional details on accessing and participating in the Meeting online from your tablet, smartphone or computer, please see the Virtual AGM User Guide provided by Computershare and accompanying this proxy circular.
Notice-And-Access
As part of an effort to reduce environmental impacts of excessive printing, and to save postage costs, CAE is opting to use the “Notice-and-Access” provisions of Canadian securities rules.
The “Notice-and-Access” provisions allow Canadian companies to post electronic versions of shareholder meeting materials in lieu of mailing physical copies of such documents to shareholders. Shareholders will instead only receive a paper notification with information on how they may obtain a copy of the meeting materials electronically or request a paper copy (Notification). Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email.
Non-registered shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to CAE are referred to as “NOBOs”. The non-registered shareholders who have objected to their intermediary disclosing ownership information about themselves to CAE are referred to as “OBOs”. CAE has distributed the Notification in connection with the Meeting to intermediaries and clearing agencies for onward distribution to non-registered shareholders. CAE will not be paying for intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s intermediary assumes the costs of delivery.

CAE INC. | 2022 | Management Proxy Circular

How to Access Meeting Materials
On Computershare Investor Services Inc.’s (“Computershare”) website:
www.envisionreports.com/CAE2022e
On SEDAR: www.sedar.com
On CAE’s website: www.cae.com/investors/financial-reports/
Shareholders are reminded to read the Circular and other Meeting materials carefully before voting their Shares.
How to Request a Paper Copy of the Meeting Materials
Before the Meeting
If your name appears on a Share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America at 1-866-962-0498 or direct, from outside of North America, at 514-982-8716 and entering your control number as indicated on your form of proxy.
If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided.
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your Shares.
In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting materials in advance of such date and the Meeting date.
After the Meeting
By telephone at 1-866-962-0492 or online at investor.relations@cae.com. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.
By order of the Board of Directors

June 15, 2022    MARK HOUNSELL (signed)
Montréal, Québec    General Counsel, Chief Compliance Officer and
    Corporate Secretary

CAE INC. | 2022 | Management Proxy Circular

Section 1
About Voting Your Shares
Record Date
June 15, 2022 is the record date for the Meeting.
Who can vote
Only holders of our Common Shares at the close of business on the Record Date are entitled to receive notice of and to attend, including by proxy, and vote at the Meeting or any adjournment thereof. The list of Shareholders on the Record Date is available for inspection by appointment during usual business hours at Computershare Trust Company of Canada, 650 de Maisonneuve west 7th floor, Montreal, QC H3A 3T2, and at the Meeting. As of June 14, 2022, 317,213,587 Common Shares are issued and outstanding. Each Common Share is entitled to one vote.
Principal Shareholders
To the knowledge of the Directors and executive officers of CAE (from records and publicly filed reports), there is no person who beneficially owns or exercises control or direction over more than 10% of the Common Shares.
All Directors and executive officers as a group (22 persons) beneficially owned or exercised control or direction over 463,851 Common Shares representing 0.14% of the class as at June 14, 2022.
Your Vote is Important
Your vote is important. Please read the information below to ensure your Shares are properly voted.
How do I participate in the Meeting?
We are once again holding the Meeting in a virtual only format that will be conducted via live webcast online. Shareholders will not be able to attend the Meeting in person.
Participating in the Meeting online allows registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have appointed themselves or another person as a proxyholder, to participate at the Meeting and ask questions, all in real time, including verbally through a phone conference. Registered shareholders and duly appointed proxyholders can vote at the appropriate time during the Meeting.
Guests, including non-registered beneficial shareholders who have not duly appointed themselves or another person as a proxyholder, can log in to the Meeting as set out below. Guests will be able to participate in the Meeting but cannot vote.
To access the Meeting, follow the instructions below, as applicable to you:
•    Log in online at https://web.lumiagm.com/460315137. The platform is compatible with all major browsers except for Internet Explorer.
•    Click “I have a Login” and then enter your Control Number (see below) and Password “CAE2022” (note the password is case sensitive); OR
•    Click “I am a guest” and then complete the online form.
In order to find the 15-digit Control Number to access the Meeting:
•    Registered shareholders: The control number located on the form of proxy or in the email notification you received is your Control Number.
•    Proxyholders: Duly appointed proxyholders, including non-registered (beneficial) shareholders that have appointed themselves or another person as a proxyholder, will receive the Control Number from Computershare by e-mail after the proxy voting deadline has passed.
We recommend that you log in at least one hour before the start time of the Meeting. It is important to ensure you are connected to the Internet at all times if you participate in the Meeting online in order to vote when balloting commences. You are responsible for ensuring Internet connectivity for the duration of the Meeting. For additional details and instructions on accessing the Meeting online from your tablet, smartphone or computer, see the Virtual AGM User Guide provided by Computershare and accompanying this proxy circular.

CAE INC. | 2022 | Management Proxy Circular

How to Vote your Shares
You may vote your Shares in one of the following ways:
1.    By proxy using all the voting channels that have been available in the past; this has not changed. Voting at the Meeting remains in the virtual-only form, without any possibility for in-person attendance.

by mail: sign, date and return your proxy form in the envelope provided.
by telephone: call the telephone number on your proxy form.
on the Internet: visit the website listed on your proxy form.
by appointing another person to attend and vote at the Meeting online on your behalf.
Refer to the enclosed proxy form for instructions.
2.    Virtually at the Meeting online by following the instructions below. The voting process is different for registered or non-registered (beneficial) shareholders:
    (a)    if you are a registered Shareholder, you may vote at the Meeting by completing a ballot online during the Meeting. Follow the instructions above to access the Meeting and cast your ballot online during the designated time.
    (b)    if you are a non-registered shareholder (including a participant in the employee plan) AND you wish to vote online at the Meeting, you must appoint yourself as Proxyholder in order to vote at the Meeting. You MUST complete and return a voting instruction form no later than 11:00 a.m. (Eastern Time) on August 8, 2022 appointing yourself as Proxyholder. Follow the instructions above to access the Meeting and cast your ballot online during the designated time. You will receive the Control Number for the Meeting from Computershare by e-mail after the proxy voting deadline has passed.
United States Beneficial holders: To vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance of the Meeting. Follow the instructions from your broker or bank included with this Circular, or contact your broker or bank to request a legal proxy form. To register to attend the Meeting online, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by e-mail at uslegalproxy@computershare.com. Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00 a.m. (EDT) on August 8, 2022. You will receive a confirmation of your registration after Computershare receives your registration materials. Please note that you are required to register your appointment as proxyholder at http://www.computershare.com/CAE.

CAE INC. | 2022 | Management Proxy Circular

Voting by proxy
If you choose to vote by proxy, you are giving the person or people named on your proxy form (referred to as a “Proxyholder”) the authority to vote your Shares on your behalf online at the Meeting or any adjournment or postponement thereof.
Proxies are being solicited by management
Through this Circular, management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponements(s) thereof) to be held at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.
The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers of CAE at nominal cost. The cost of management’s solicitation of proxies will be borne by CAE.
Unless you specify a different proxyholder, the CAE officers and/or Directors whose names are pre-printed on the enclosed form of proxy (John P. Manley, Marc Parent and Margaret S. (Peg) Billson) will vote your Shares.
Proxyholders other than management
Shareholders desiring to appoint some person other than John P. Manley, Marc Parent and Margaret S. (Peg) Billson as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper proxy form and, in either case, delivering the completed proxy to CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 8, 2022 (or, in the case of an adjournment or postponement, no later than 11:00 a.m. (Eastern Time) on the last business day preceding the day of such adjournment or postponement thereof).
Voting of Proxies
You may indicate on the proxy form how you want your proxyholder to vote your Shares, in which case the proxyholder will vote in accordance with your instructions. You can also let your proxyholder decide for you. If you do not specify on the proxy form how you want your Shares to be voted, your proxyholder will have the discretion to vote your Shares as they see fit.
The enclosed proxy form gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting (including any adjournment or postponement thereof).
At the time of printing this Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.
Unless you specify a different proxyholder or specify how you want your Shares to be voted, Hon. John P. Manley, Marc Parent and Margaret S. (Peg) Billson will vote your Shares:
(a)    FOR electing the nominated Directors who are listed in this Circular;
(b)     FOR appointing PwC as auditors and for the authorization of the Directors to fix their remuneration; and
(c)     FOR approving the advisory resolution on executive compensation.
Registered Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must first use the Form of Proxy to appoint the proxyholder and then MUST register their proxyholder online. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number and therefore being unable to participate in the Meeting. To register a third-party proxyholder, shareholders MUST visit https://www.computershare.com/CAE by August 8, 2022 at 11:00 a.m. (Eastern Time) and provide Computershare with the proxyholder’s contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a control number. Your proxyholder needs the control number in order to participate in the meeting and vote your shares. Your third-party proxyholder should receive the email notification after 11:00 a.m. (Eastern Time) on August 8, 2022.
To be effective, your proxy must be received before 11:00 a.m. (Eastern Time) on August 8, 2022 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding any adjournment of the Meeting.

CAE INC. | 2022 | Management Proxy Circular

Revocation of Proxies
You have the right to revoke a proxy by ANY of the following methods:
(a)    Vote again by phone or Internet no later than 11:00 a.m. (Eastern Time) on August 8, 2022 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting); or
(b)     Deliver another completed and signed proxy form, dated later than the first proxy form, by mail or fax such that it is received by CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 8, 2022 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting).
Electronic Access to Proxy-Related Materials and Annual
and Quarterly Reports
We offer our Shareholders the opportunity to view management proxy circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. You will find more information on this matter in the Notice-and-Access section above.

CAE INC. | 2022 | Management Proxy Circular

Section 2
Business of the Meeting
1     Receive CAE’s Financial Statements
CAE’s consolidated financial statements including the auditors’ report, for the year ended on March 31, 2022 will be presented to Shareholders at the Meeting. They can also be accessed on CAE’s website at www.cae.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. No Shareholder vote is required in connection with the financial statements.
2     Elect 13 Directors

13 Nominees	92%[1] Independent	0 Interlock	97.6% % Votes FOR in 2021	100% Average Board Meeting Attendance

1    The only non-Independent Director is CAE’s President and CEO.
You will be electing a board of directors (“Board”) of 13 members. Each Director is elected annually for a term, which expires no later than the next annual meeting of Shareholders.

All of the following nominees, except for Ayman Antoun and Elise Eberwein, are currently members of the Board of Directors, and have been recommended by the GC and the Board for election at the Meeting. Patrick M. Shanahan was appointed as a Director by the Board of Directors on April 1, 2022. Ayman Antoun and Elise Eberwein will become Directors following their election at the Meeting, and Alan N. MacGibbon will succeed Hon. John P. Manley as the Chair of the Board after the end of the Meeting.
• Ayman Antoun • Margaret S. (Peg) Billson • Elise Eberwein • The Honourable Michael M. Fortier, P.C. • Marianne Harrison • Alan N. MacGibbon • Mary Lou Maher	• François Olivier • Marc Parent, C.M. • Gen. David G. Perkins, USA (Ret.) • Michael E. Roach • Patrick M. Shanahan • Andrew J. Stevens

Each nominee was elected at our 2021 annual Shareholders’ meeting held on August 11, 2021, by a majority of the votes cast (average of 97.61% of votes cast in favour) except for Ayman Antoun, Elise Eberwein and Patrick M. Shanahan who are first-time nominees.
Please refer to Section 3 – “About the Nominated Directors” for further information regarding the experience, the selection process and other relevant information you should consider in casting your vote for each nominee.
Self-imposed term and age limits ensure CAE benefits from a combination of experience and fresh perspectives
The Board of Directors has passed a resolution establishing term limits comprising the following:
•    up to three four-year periods of service, to aggregate twelve years maximum;
•    no nominee may be proposed past their attaining 75 years of age; and
•    the Chair of the Board may be in the role for a full five-year term regardless of his or her age or the number of years the individual has been a Director.
The Board of Directors believes these limits, subject to reasoned exceptions, are appropriate to ensure fresh skill sets and perspectives are periodically brought to the oversight of CAE’s business.

CAE INC. | 2022 | Management Proxy Circular

In FY2021, to ensure stability during the current period of uncertainty as a result of the COVID-19 pandemic, Mr. Manley, the current Chair of the Board, was exempted by resolution of the Board from the twelve-year service limit as the Board decided to extend his term for a one-year period. Mr. Manley is not standing for re-election at the Meeting. Mr. MacGibbon will take over as Board Chair following the Meeting.
This year, the Board decided to extend Mr. Fortier’s term for a one-year period through to August 2023 to aggregate thirteen years as part of the planned succession for CAE’s HRC Chair.
Majority voting guidelines
Each Director of the Company must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election, other than at contested meetings (“Majority Voting Requirement”).
In accordance with the Board’s majority voting policy, any nominee for Director in an uncontested election who receives a greater number of “withhold” votes from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation to the Chair of the Governance Committee immediately following certification of the Shareholder vote.
The Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. In the absence of exceptional circumstances, the Board expects the Governance Committee will recommend that the Board of Directors accept such resignation.
The Board will act on the Governance Committee’s recommendation not later than 90 days following the date of the Shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board shall accept the resignation absent exceptional circumstances.
The resignation of the Director whose election did not meet the Majority Voting Requirement will be effective when accepted by the Board. A Director who tenders a resignation pursuant to the policy will not participate in the decision-making process leading to the Governance Committee recommendation or the Board consideration whether to accept or reject the resignation, and will not attend any part of a meeting of the Board or the Governance Committee at which his or her resignation is discussed or a related resolution is voted upon.
Promptly following the Board’s decision, the Company will issue a news release disclosing that decision and providing a full explanation of the decision reached. A copy of the news release with the Board’s decision will be provided to the TSX.
If the Board decides to accept the Director’s resignation, the Governance Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. If a majority of the members of the Governance Committee received a majority withhold vote at the same election, then the Independent Directors who did not receive a majority withhold vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them.
Detailed voting results will be disclosed after the Meeting
Promptly, after the Meeting, we will publicly disclose the number and percentage of votes cast for and withheld in respect of each nominee, as well as those cast for and against each other matter voted on by Shareholders at the Meeting.
The Board of Directors recommends that Shareholders vote FOR the election of the 13 nominated members of the Board.

CAE INC. | 2022 | Management Proxy Circular

3     Appoint the Auditors
The Board, on recommendation by the Audit Committee, proposes that PricewaterhouseCoopers LLP(PwC), Chartered Accountants, Montréal, Québec be re-appointed as auditors of CAE to hold office until the close of the next annual meeting of Shareholders and that the Directors of CAE be authorized to fix their remuneration.
PwC has served as auditors of CAE since 1991.
PwC provides three types of services to CAE and its subsidiaries
1.    Audit Services: fees billed for professional services for the audit of CAE’s annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by SOX.
2.    Audit-related Services: fees relating to work performed in connection with CAE’s acquisitions, financings/prospectuses, translation and other miscellaneous accounting-related services.
3.    Tax Services: fees relating to tax compliance, tax planning and tax advice.
Auditors independence
The Audit Committee has discussed with PwC its independence from management and CAE, has considered and concluded that the provision of non-audit services is compatible with maintaining such independence.
Furthermore, as per its policy, the Audit Committee reviews and pre-approves all non-audit services provided by the external auditors above a specified level.
Fees Paid by CAE to PwC in FY2022
The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal year.

FEE TYPE	2022 ($ millions)	2021 ($ millions)
1. Audit services	5.8	4.7
2. Audit-related services	0.1	0.8
3. Tax services	0.5	1.0
Total	6.4	6.5

In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years. Pursuant to this policy, CAE will not initiate nor pursue any discussion with any former partner, principal, shareholder or professional employee(s) of PwC regarding potential or future employment in a reporting oversight role with CAE if they are in a position to influence the audit firm’s operations or financial policies, has ownership or partnership interests or financial participation in the audit firm or was a member of the CAE external audit team during the one-year period preceding the date that audit procedures commenced.
The Board of Directors recommends that Shareholders vote FOR the appointment of PwC as CAE’s auditors.

CAE INC. | 2022 | Management Proxy Circular

4    Advisory Vote on Executive Compensation
As detailed in Section 7 – ‘‘Executive Compensation”, CAE’s executive compensation philosophy and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows CAE to attract and retain high-performing executives who are strongly incentivized to create value for CAE’s Shareholders on a sustainable basis.
We encourage you to carefully read this section of the Circular which describes our overall approach to executive compensation, the objectives of our executive compensation program, how compensation decisions are made and the compensation paid to our most highly paid executive officers in the last three years.
At the Meeting, Shareholders will be asked to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”.
The text of the “say on pay” resolution reads as follows:
‘‘Resolved that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular’’.
Because your vote is advisory, it will not be binding upon the Board. However, the HRC will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.
The Board of Directors recommends that Shareholders vote FOR the resolution set out above.
If a significant proportion of the Shares represented, including by proxy, at the Meeting are voted against the above non-binding advisory resolution, the Board Chair or the HRC Chair will oversee a process to engage with Shareholders with a view to giving Shareholders the opportunity to express their specific concerns. The Board of Directors and the HRC will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of Shareholders’ specific concerns.
Our approach to executive compensation was approved by 76.51% of the votes cast on the resolution during our August 11, 2021 annual meeting of Shareholders. Please refer to section 7 – “Executive Compensation – Shareholders' Engagement”.

CAE INC. | 2022 | Management Proxy Circular

Section 3
About the Nominated Directors
This Section presents the biographical data, Board activity (i.e., Board and Committee meetings attended from April 1, 2021 to March 31, 2022) and Share ownership information with respect to each nominee the Board of Directors is recommending FOR election by Shareholders at the Meeting. A description of the Board nominee selection criteria, and nomination process and Board Attributes follows the individual tables. “Market Value” refers to the product of the sum of the Common Shares and DSUs held by a Director multiplied by the closing price on the TSX of a Common Share on June 4, 2021 and June 3, 2022. Footnotes specific to each nominee are presented immediately below their biography. With effect as of January 1, 2022, the minimum share ownership requirement for Directors was changed from three times the annual aggregate Board fee to five times the annual Board cash fee.

97.6% Average 2021 Votes FOR	92% Independent Directors	61 Average Age	5 Average Tenure[1] (years)	100% Average Board Attendance

1    For non-executive Directors.

CAE INC. | 2022 | Management Proxy Circular

Age: 56
Oakville, Ontario, Canada

Director to be elected at the Meeting
First time nominee
(Independent)

Votes in Favour at Last Annual Meeting: N/A

Total Value of Compensation Received in FY2022: N/A

Ayman Antoun
Mr. Antoun has been General Manager, IBM Americas, which includes Canada, the United States and Latin America, since 2020. He also is a member of IBM’s Performance Team consisting of IBM’s top 50 executives globally. Prior to his current role, Mr. Antoun served as President, IBM Canada from 2018-2020. Between 2018 and 1988, he held various IBM senior executive sales roles in Canada and the United States spanning leadership positions in Global Technology Services, Systems & Technology Group, Education Industry, Business Partners, and Global Sales Transformation.
Mr. Antoun holds a Bachelor of Science degree in Electrical Engineering from the University of Waterloo and completed an executive program in financial analysis, business management and strategic planning at the Harvard Business School.

Board Membership and Attendance[1]
Board of Directors	N/A
Total	N/A

Other Public Company Boards
Current	N/A
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	–	–	–	N/A	N/A
1    Mr. Antoun does not currently serve as a Director and will become Director following his election at the Meeting.

CAE INC. | 2022 | Management Proxy Circular

Age: 60
Albuquerque, New Mexico, U.S.

Director since: 2015
(Independent)

Votes in Favour at Last Annual Meeting: 94.20%

Total Value of Compensation Received in FY2022: $235,750

Margaret S. (Peg) Billson
Ms. Billson is a veteran aviation business leader with over 35 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc.
Ms. Billson has a Master’s degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Governance Committee (Chair)	3 of 3	100%
Human Resources Committee	5 of 5	100%
Total	15 of 15	100%

Other Public Company Boards
Current	Arconic, Corp.	‘20 – present
Former	Skywest, Inc.	‘07 – ‘15

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	51,526	51,526	$1,747,246	$400,000	437%
June 4, 2021	–	44,719	44,719	$1,667,856	$594,000	281%

CAE INC. | 2022 | Management Proxy Circular

Age: 57
Scottsdale, Arizona, U.S.

Director to be elected at the Meeting
First time nominee
(Independent)

Votes in Favour at Last Annual Meeting: N/A

Total Value of Compensation Received in FY2022: N/A

Elise Eberwein
Ms. Eberwein has over 35 years of commercial aviation experience, most recently as serving as Executive Vice President, People, Communications and Public Affairs for American Airlines, Inc. Ms. Eberwein possesses deep experience in executive compensation, public relations and social media, and large-scale integration work. In addition to American Airlines, Ms. Eberwein has served in key executive roles with US Airways, America West Airlines, Frontier Airlines, Western Pacific Airlines, and began her aviation career as a flight attendant. Ms. Eberwein was a member of the U.S. DOT-appointed Women in Aviation Advisory Board and serves on several other non-profit boards.
Ms. Eberwein holds a B.A. in Mass Communications from Lindenwood University and an Executive Master of Business Administration from Colorado State University.

Board Membership and Attendance[1]
Board of Directors	N/A
Total	N/A

Other Public Company Boards
Current	N/A
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	–	–	–	N/A	N/A
1    Ms. Eberwein does not currently serve as a Director and will become Director following her election at the Meeting.

CAE INC. | 2022 | Management Proxy Circular

Age: 60
Mount-Royal, Quebec, Canada

Director since: 2010
(Independent)

Votes in Favour at Last Annual Meeting: 94.86%

Total Value of Compensation Received in FY2022: $229,750

The Honourable Michael M. Fortier, P.C.
Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada.
Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 – 2004) and then as a Managing Director with TD Securities (2004 – 2006).
Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 – 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period.
Mr. Fortier holds a bachelor’s degree in Law from the University of Laval and has been a member of the Barreau du Québec since 1985.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Human Resources Committee (Chair)	5 of 5	100%
Total	12 of 12	100%

Other Public Company Boards
Current	N/A
Former	Aimia Inc.	’09 – ’18

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	88,514	88,514	$3,001,510	$400,000	750%
June 4, 2021	–	81,880	81,880	$3,072,137	$594,000	517%

CAE INC. | 2022 | Management Proxy Circular

Age: 58
Boston, Massachusetts, U.S.

Director since: 2019
(Independent)

Votes in Favour at Last Annual Meeting: 96.69%

Total Value of Compensation Received in FY2022: $240,750

Marianne Harrison
Ms. Marianne Harrison is President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also is a member of Manulife’s Executive Leadership Team. Before taking on her current role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Marianne had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there; before that she worked for PwC. Ms. Harrison also serves on the boards of directors of the Boston Medical Center and Massachusetts Competitive Partnership.
Ms. Harrison graduated from the University of Western Ontario with a B.A. in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Audit Committee (Chair)	4 of 4	100%
Governance Committee	3 of 3	100%
Total	14 of 14	100%

Other Public Company Boards
Current	N/A
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	15,600	18,875	34,475	$1,169,047	$400,000	292%
June 4, 2021	15,600	11,924	27,524	$1,032,700	$594,000	174%

CAE INC. | 2022 | Management Proxy Circular

Age: 66
Toronto, Ontario, Canada

Director since: 2015 (Independent)

Votes in Favour at Last Annual Meeting: 98.74%

Total Value of Compensation Received in FY2022: $226,750

Alan N. MacGibbon
Mr. MacGibbon is a corporate director. He was Managing Partner and Chief Executive of Deloitte LLP Canada (2004 – 2012) and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. Mr. MacGibbon served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited and as Senior Counsel to Deloitte LLP Canada from June 2012 to December 2013.
Mr. MacGibbon holds an undergraduate degree in Business Administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Audit Committee	4 of 4	100%
Human Resources Committee	5 of 5	100%
Total	16 of 16	100%

Other Public Company Boards
Current	TD Bank	‘14 – present
Former	N/A

Securities Held
Date	Common Shares[1]	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	4,088	56,633	60,721	$2,059,049	$400,000	515%
June 4, 2021	4,088	50,085	54,173	$2,032,570	$594,000	342%
1    1,011 of these shares are owned beneficially by Mr. MacGibbon’s spouse, under the direction of Mr. MacGibbon.

CAE INC. | 2022 | Management Proxy Circular

Age: 62
Toronto, Ontario, Canada

Director since: May 2021
(Independent)

Votes in Favour at Last Annual Meeting: 99.75%

Total Value of Compensation Received in FY2022: $208,417

Mary Lou Maher
Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher has held various executive and governance roles at KPMG, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion.
Ms. Maher is a member of the World Economic Forum focused on Human Rights – the business perspective, the Alzheimer’s Society of Toronto, and has served on other not-for-profit boards including as Chair of Women’s College Hospital and member of the CPA Ontario Council.
Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Audit	4 of 4	100%
HRC	5 of 5	100%
Total	16 of 16	100%

Other Public Company Boards
Current	Canadian Imperial Bank of Commerce (CIBC)	‘21 – present
	Magna International Inc.	‘21 – present
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement[1]
June 3, 2022	4,500	3,443	7,943	$269,347	$400,000	67%
June 4, 2021	2,500	–	2,500	$93,800	$594,000	16%
1    Ms. Maher joined the Board on May 1, 2021 and must meet her required holdings over the five-year period from such date.

CAE INC. | 2022 | Management Proxy Circular

Age: 57
Montreal, Quebec, Canada

Director since: 2017 (Independent)

Votes in Favour at Last Annual Meeting: 97.70%

Total Value of Compensation Received in FY2022: $226,750

François Olivier
Mr. Olivier is a corporate director. He recently retired from Transcontinental Inc. in December 2021, where he was President and Chief Executive Officer since 2008. After joining the Printing Sector of TC Transcontinental in 1993, he rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then becoming Chief Operating Officer in 2007. Through the years, Mr. Olivier consolidated the Canadian printing industry and transformed the company by diversifying its assets into flexible packaging with strategic acquisitions. Under his leadership, TC Transcontinental has become Canada’s largest printer, a leader in flexible packaging in North America, and a Canadian leader in its specialty media segments. Prior to joining TC Transcontinental, Mr. Olivier worked as General Manager of Canada Packers. Mr. Olivier also serves as a governor of Portage, a Canadian non-profit organization helping people suffering from substance-abuse related problems overcome their dependencies.
Mr. Olivier holds a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Audit Committee	4 of 4	100%
Governance Committee	3 of 3	100%
Total	14 of 14	100%

Other Public Company Boards
Current	Fiera Capital Corp.	‘22 – present
Former	Transcontinental Inc.	‘08 – ‘21

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	35,700	35,700	$1,210,587	$400,000	303%
June 4, 2021	–	29,152	29,152	$1,093,783	$594,000	184%

CAE INC. | 2022 | Management Proxy Circular

Age: 61
Montreal, Quebec, Canada

Director since: 2008

Votes in Favour at Last Annual Meeting: 99.68%

Total Value of Compensation Received in FY2022: please refer to Section 7 – “Executive Compensation – Compensation of
Our Named Executive Officers” for details concerning
Mr. Parent’s compensation.

Marc Parent, C.M.
Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Québec’s aerospace cluster).
Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honorary doctorate from École Polytechnique.
Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license. In November 2020, Mr. Parent became a Member of the Order of Canada, and in 2021 was inducted into Canada’s Aviation Hall of Fame for his longstanding commitment to the growth and development of Canadian aerospace. In 2022, Mr. Parent was honoured with the Living Legends of Aviation’s Industry Leader of the Year Award for his significant contributions to the aviation industry.

Board Membership and Attendance[1]
Board of Directors	7 of 7	100%
Total	7 of 7	100%

Other Public Company Boards
Current	Telus Corporation	‘17 – present
Former	N/A

Securities Held[2]
Date	Common Shares	FY2004 LTUs	LTUs	Total	Market Value
June 3, 2022	314,063	42,985	232,111	589,159	$19,978,382
June 4, 2021	310,892	42,985	232,111	585,988	$21,986,270
1    Upon invitation of Board Committees, Mr. Parent attended all or a part of their meetings.
2    As President and CEO, Mr. Parent has a higher ownership target than an Independent Director (please refer to “Executive Share Ownership Requirements” in Section 7 for details concerning Mr. Parent’s Share ownership requirements).

CAE INC. | 2022 | Management Proxy Circular

Age: 64
Jackson, New Hampshire, U.S.

Director since: 2020
(Independent)

Votes in Favour at Last Annual Meeting: 99.53%

Total Value of Compensation Received in FY2022: $222,788

General David G. Perkins, USA (Ret.)
Gen. Perkins served over 40 years in the US Army culminating as the Commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, acquiring, building and constantly improving the US Army, which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world.
Gen. Perkins holds a Bachelor of Science degree from the United States Military Academy, a master’s degree in Mechanical Engineering from the University of Michigan, and a master’s degree in National Security and Strategic Studies from the Naval War College.

Board Membership and Attendance[1]
Board of Directors	7 of 7	100%
Audit Committee	4 of 4	100%
HRC	2 of 2	100%
Total	13 of 13	100%

Other Public Company Boards
Current	Oshkosh Corp.	‘22 – present
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	12,760	12,760	$432,691	$400,000	108%
June 4, 2021	–	6,317	6,317	$237,013	$594,000	40%
1    Gen. Perkins was appointed to the Human Resources Committee on August 10, 2022.

CAE INC. | 2022 | Management Proxy Circular

Age: 70
Montreal, Quebec, Canada

Director since: 2017
(Independent)

Votes in Favour at Last Annual Meeting: 98.03%

Total Value of Compensation Received in FY2022: $226,750

Michael E. Roach
An experienced international business and technology leader, Mr. Roach served as President and Chief Executive Officer (2006-2016) of CGI Group Inc. until his retirement. He continues to serve as a member of CGI’s board of directors. Prior positions include President and Chief Operating Officer of CGI Group Inc. and President and Chief Executive Officer of Bell Sygma Inc., a Bell Canada technology subsidiary. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Audit Committee	4 of 4	100%
Governance Committee	3 of 3	100%
Total	14 of 14	100%

Other Public Company Boards
Current	CGI Group Inc.	‘06 – present
Former	N/A

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	30,132	30,132	$1,021,776	$400,000	255%
June 4, 2021	–	23,584	23,584	$884,871	$594,000	149%

CAE INC. | 2022 | Management Proxy Circular

Age: 59
Seattle, Washington, U.S.

Director since: April 2022
First time nominee
(Independent)

Votes in Favour at Last Annual Meeting: N/A%

Total Value of Compensation Received in FY2022: N/A

Patrick M. Shanahan
Patrick M. Shanahan served as the 33rd U.S. Deputy Secretary of Defense. He also served as U.S. Acting Secretary of Defense (2019). After joining the Department of Defense, Mr. Shanahan helped lead the development of several key Department of Defense policies and strategies. Mr. Shanahan previously served as the Senior Vice President, Supply Chain & Operations at The Boeing Company. He previously worked as senior vice president of Commercial Airplane Programs, managing profit and loss for the 737, 747, 767, 777 and 787 programs and the operations at Boeing’s principal manufacturing sites; as vice president and general manager of the 787 Dreamliner, leading the program during a critical development period; as vice president and general manager of Boeing Missile Defense Systems, overseeing the Ground-based Midcourse Defence system, Airborne Laser and Advanced Tactical Laser; and as vice president and general manager of Boeing Rotorcraft Systems, overseeing the Apache, Chinook and Osprey. Mr. Shanahan spent over three decades with The Boeing Company.
Mr. Shanahan is a National Academy of Engineering Member, Royal Aeronautical Society Fellow, Society of Manufacturing Engineers Fellow and American Institute of Aeronautics and Astronautics Associate Fellow. He served as a regent at the University of Washington for over five years.
Mr. Shanahan holds a Bachelor of Science degree in mechanical engineering from the University of Washington and two advanced degrees from the Massachusetts Institute of Technology.

Board Membership and Attendance[1]
Board of Directors	N/A
Audit	N/A
Total	N/A

Other Public Company Boards
Current	Leidos Inc.	‘22-Present
	Spirit AeroSystems Inc.	‘21-Present
Former	Eve Holding, Inc.	‘21-‘22

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement[2]
June 3, 2022	–	–	–	–	$400,000	N/A
1    Mr. Shanahan was appointed to the Board following the end of FY2022 on April 1, 2022.
2    Mr. Shanahan joined the Board on April 1, 2022 and must meet his required holdings over the five-year period from such date.

CAE INC. | 2022 | Management Proxy Circular

Age: 65
Cheltenham, Gloucestershire, U.K.

Director since: 2013 (Independent)

Votes in Favour at Last Annual Meeting: 96.89%

Total Value of Compensation Received in FY2022: $226,750

Andrew J. Stevens
Mr. Stevens is a corporate Director based in the U.K. who has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012).
Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Production Engineering from Aston University in Birmingham, England. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded an honorary Doctor of Science in 2013 from Aston University.

Board Membership and Attendance
Board of Directors	7 of 7	100%
Human Resources Committee	5 of 5	100%
Governance Committee	3 of 3	100%
Total	15 of 15	100%

Other Public Company Boards
Current	N/A
Former	Héroux-Devtek Inc.	‘14 – ‘19
	De La Rue plc	‘12 – ‘19
	Cobham plc	‘03 – ‘12

Securities Held
Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
June 3, 2022	–	82,779	82,779	$2,807,035	$400,000	702%
June 4, 2021	–	76,231	76,231	$2,860,187	$594,000	481%

CAE INC. | 2022 | Management Proxy Circular

Director Selection and Nomination Process
Part of the Governance Committee’s responsibility is to identify and recruit suitable potential Board members and recommend to the Board nominees for election at annual Shareholders’ meetings, taking into consideration the "Board and Executive Officer Diversity, Equity and Inclusion Policy" (the “Diversity Policy”).
To fulfill this mandate, the GC:
•    Identifies desirable skill sets, industry experience, diverse backgrounds, international experience, relationships and other attributes that would assist the Board in the conduct of its responsibilities and also further CAE’s interests (refer to “Board Attributes” below), taking into account criteria that promote diversity, including but not limited to gender, age, race, national or ethnic origin, sexual orientation and disability.
•    Reviews with the Chair, President and CEO and other Directors possible candidates, including the existing members of the Board, which may meet some or all of such attributes.
•    Considers potential conflicts of interest, independence issues and interlocking directorships of potential candidates.
•    Approaches with the Chair and other Directors potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and interviews those interested to determine their suitability for nomination.
•    Reviews with other members of the Board the potential nomination of any new Director before a final determination to nominate them is made and assess the effectiveness of the director nomination process at achieving CAE’s diversity objectives.
Board members must:
•    Demonstrate high ethical standards and integrity, including abiding by CAE’s Code of Conduct;
•    Act honestly and in good faith regarding CAE’s best interests;
•    Devote sufficient time to CAE’s affairs and exercise prudence and diligence in fulfilling all their Board-related responsibilities;
•    Give independent judgment on issues facing CAE;
•    Understand and challenge CAE’s business plans and strategy;
•    Effectively participate in all Board-related deliberations;
•    Make reasonable efforts to attend Board and committee meetings; and
•    Review the management materials provided in advance of, and otherwise prepare for, all Board meetings.
Under the articles of CAE, the Board may consist of a minimum of three and a maximum of twenty-one Directors. The Directors are to be elected annually as provided in CAE’s by-laws. Each Director will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board has fixed the number of Directors to be elected at the Meeting at thirteen.

CAE INC. | 2022 | Management Proxy Circular

Board Attributes

The following matrix identifying the age, tenure, professional skills, expertise and qualifications of nominated Directors is reviewed by the Governance Committee annually to ensure CAE benefits from an appropriate combination of skills, experience with CAE’s business matters and corporate governance standards and fresh perspectives:	• All non-employee Director nominees (12 out of a total number of 13 Directors) are independent. • All Board Committee members are independent.

	Age			Tenure at CAE			Competencies
	Under 60	60 – 69	70+	0 – 5 years	6 – 10 years	More than 10 years	Knowledge of Industry	Strategic Leadership and Management	Finance/Accounting	Human Resources/Compensation	Government Relations	R&D	Legal/Governance	Information Technology/ Cybersecurity/Digital	ESG	Risk Management
Ayman Antoun	•			•			•	•			•			•
Margaret S. (Peg) Billson		•			•		•	•		•	•	•
Elise Eberwein	•			•			•	•	•	•	•		•		•	•
Hon. Michael M. Fortier		•				•	•		•	•	•		•
Marianne Harrison	•			•				•	•	•						•
Alan N. MacGibbon		•			•			•	•	•				•		•
Mary Lou Maher		•		•				•	•	•				•	•	•
François Olivier	•			•				•	•	•			•	•
Marc Parent		•				•	•	•	•	•			•	•
Gen. David G. Perkins, USA (Ret.)		•		•			•	•		•	•			•		•
Michael E. Roach			•	•			•	•	•	•			•	•		•
Patrick M. Shanahan	•			•			•	•		•	•	•		•	•	•
Andrew J. Stevens		•			•		•	•		•	•	•	•

1    Definition of skills and competencies:
•    Knowledge of Industry – Experience with, or understanding of, some or all of the markets or industries which are directly relevant to CAE, including civil aviation, defence, and healthcare.
•    Strategic Leadership and Management – Experience as senior executive of a public company or other major organization, and executive or management experience developing, evaluating and implementing a strategic plan.
•    Finance/Accounting – Experience with, or understanding of, financial accounting and reporting and corporate finance, and familiarity with internal financial and accounting controls and IFRS.
•    Human Resources/Compensation – Experience with, or understanding of, executive compensation and benefits, including benefits and incentive programs, talent management and retention, leadership development, and succession planning.
•    Government Relations – Experience with, or understanding of, regulatory, political and public policy in Canada, the United States and/or international jurisdictions.
•    R&D – Experience with the oversight of large-scale R&D programs.
•    Legal/Governance – Experience with, or understanding of, corporate governance issues and practices, including the legal, compliance and regulatory environment applicable to public companies or other major organizations.
•    Information Technology/Cybersecurity/Digital – Experience with, or understanding of, the design and implementation, or oversight of the design and implementation, of enterprise-wide information technology systems, client-based digital infrastructures, data analytics, privacy and cybersecurity strategy and policies.
•    ESG – Experience with, or understanding of, ESG practices and programs, including sustainability, health and safety, diversity and inclusion and social responsibility.
•    Risk Management – Experience with, or understanding of, the identification and assessment of risks and risk management systems.

CAE INC. | 2022 | Management Proxy Circular

Section 4
Corporate Governance
Our Commitment to Sound Corporate Governance
The Board and management team take pride in knowing that CAE has maintained the highest standards in corporate governance. CAE’s corporate governance is rooted in the basic principle that proper and ethical practices lead to the creation and preservation of Shareholder value.
Our governance structure enables independent, experienced and accomplished Directors to provide advice, insight and oversight to advance the interests of the Company and our Shareholders.
Regulatory compliance
As a Canadian reporting issuer with Common Shares listed on the TSX and the NYSE, CAE’s corporate governance practices are required to meet and exceed applicable rules adopted by the CSA and the SEC, as well as provisions of the rules of the NYSE and of SOX.
Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-U.S. company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s website (http://www.cae.com/investors/governance), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with those provisions of SOX and the rules adopted by the SEC pursuant to that Act that are currently applicable to CAE.
Best practices and continuous improvement
The Board and its Governance Committee continue to monitor governance practices in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. We also monitor recommended best practices of shareholder representatives and other organizations and will implement any such practice we believe to be in the best interest of the Company.
Communication and shareholder engagement
CAE is committed to ensure open, ongoing dialogue with Shareholders, other investors and the public. Through CAE’s Disclosure Policy and procedures, the Board ensures that communication of material information to investors is timely and accurate, and broadly disseminated in accordance with all applicable securities laws and stock exchange rules.
CAE recognizes the importance of engaging in constructive and meaningful communications with Shareholders and values their input and insights. To that effect, we have put in place various means to ensure consistent and effective communication with Shareholders and to encourage them to express their views and provide direct feedback to the Board and management.

•    We regularly communicate with our stakeholders through various channels, including via our website (www.cae.com). Shareholders, customers and other stakeholders can access comprehensive information about the Company through our investor’s webpage (www.cae.com/investors) where annual and quarterly reports, news releases, corporate social responsibility reports, corporate presentations and governance-related documents are available.

•    We host quarterly earnings conference calls with financial analysts and institutional investors to review CAE’s most recently released financial and operating results. Our earning calls are webcast live and are followed by a question and answer period which all Shareholders can access.

•    We also host Investor Days intended for capital market professionals, including financial analysts and institutional investors on an ad hoc basis. These events enable CAE to explain our activities and communicate our strategy and vision for the Company in a comprehensive way to our Shareholders. These meetings also provide opportunities to engage with CAE’s executive team. These events can be attended in person or via live webcast. The replay of the event and the presentation supporting it are available on CAE’s website after the event.

CAE INC. | 2022 | Management Proxy Circular

•    The Board encourages Shareholders to attend the Company’s annual Shareholders’ meetings. These meetings provide valuable opportunities to discuss the Company, its corporate governance and other important matters.

•    The Company is committed to effectively engaging with Shareholders and other stakeholders on the topic of executive compensation on an ongoing basis. This year again, Shareholders will be asked at the Meeting to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”. Although this is an advisory vote and the results are not binding, the HRC will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.

•    Shareholders are also always invited to submit proposals to be considered at an annual Shareholders’ meeting of the Company and included in our management proxy circular. More information is provided on p. 88 of this Circular.

•    CAE’s Global Communications and Investor Relations departments actively engage with investors to address any specific questions or concerns they might have. Shareholders may send comments or questions via email to investor.relations@cae.com. In addition, CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and website (www.computershare.com) to assist Shareholders.

•    Shareholders may communicate with the Board or management in writing to express their views on matters that are important to them, by addressing their correspondence to the Chair of the Board, either (i) by mail in an envelope marked “confidential” to the attention of the Chair of the Board, CAE Inc., 8585 Ch. de la Côte-de-Liesse St-Laurent (Québec) Canada H4T 1G6 or (ii) by email at boardchair@cae.com.

CAE INC. | 2022 | Management Proxy Circular

•    Shareholders may ask to meet with the Chair of the Board, the Chair of any Board Committee or an individual Director to discuss compensation and governance-related topics for which the Board is directly responsible. The Chair of the Board will consider such meeting request in consultation with the Chair of the Governance Committee and the Corporate Secretary. The Board reserves the right to decline requests for meetings for any reason it deems appropriate, including where the proposed topics for the meeting are not related to compensation and corporate governance matters and are better handled by management.

•    We are committed to maintaining and continuously enhancing our shareholders’ engagement. We offer various opportunities for our institutional investors and proxy advisory groups to learn about CAE through:
•    Investors days
•    Investors roadshows throughout the year
•    In person or videoconference meetings with our President and Chief Executive Officer, Executive Vice President Finance and Chief Financial Officer, Senior Vice President, Investor Relations and Enterprise Risk Management, Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement, Group Presidents and senior leaders within our global operations
•    Webcasts of our quarterly earnings conference calls with research analysts
•    Executive presentations at institutional and industry conferences
•    Quarterly earnings presentations available on our website.
We also receive feedback through:
•    Our shareholders’ Annual General Meeting
•    Regular discussions with sell-side analysts
•    A dedicated address for email inquiries
•    Our advisory note on our approach to executive compensation
We continuously enhance our messaging to our investors to provide them with the most accurate guidance on our growth perspectives and the future value of their investment.

Board and management roles
The purpose of the Board and its committees is to build long-term value for the Company’s Shareholders and to ensure the continuity and vitality of the Company’s businesses by setting policy for the Company, overseeing strategic planning, monitoring the Company’s performance, providing management with appropriate advice and performance feedback. Management is responsible for and the Board is committed to ensuring that CAE operates in a legal and ethically responsible manner. The Board’s stewardship role, specific responsibilities, composition requirements and various other matters are set out in Appendix A – Board of Directors’ Charter – to this Circular.
President and CEO’s role and responsibilities
The position description for the President and CEO is developed with input from the President and CEO, and is approved by the Governance Committee and the Board. The description (which is available on our website) provides that the President and CEO has the primary responsibility for the leadership, strategic and management direction and business results of CAE to ensure that CAE establishes appropriate goals, and manages its resources to meet these goals. It also provides that the President and CEO is accountable to the Board for, amongst other things, formulating and executing business strategies, overseeing CAE’s corporate governance structure and framework, overall responsibility for the management of CAE’s business, carrying out a comprehensive budgeting process and monitoring CAE’s performance against the budget, ensuring that CAE strategies are effectively implemented with timely progress towards strategic objectives, identifying and communicating risks and opportunities to the Board and dealing with them appropriately, keeping the Board fully informed of all important issues and aspects of the Company’s performance, opportunities and market developments, building and maintaining a network of strategic relationships with business leaders, governmental officials and investors, developing and implementing a human resource strategy which develops leadership capabilities, and creating an organizational structure and culture that optimize and sustain high levels of performance. In addition, the CEO is accountable to ensure the establishment and achievement of safety objectives and that CAE complies fully with all applicable environmental regulations, to foster a culture of ethical behaviour for CAE and to promote compliance with CAE’s Code of Business Conduct.
The Board Chair is independent
Hon. John P. Manley is the current Chair of the Board and will serve in his current position until the end of the Meeting, at which time Mr. MacGibbon will succeed him as the Chair of the Board. Both Mr. Manley and Mr. MacGibbon are non-executive Directors and, as such, are responsible for ensuring that the Board discharges its responsibilities independently of management.
Correspondence to the Independent Directors may be sent to the attention of the Chair of the Board, by email at boardchair@cae.com or at CAE’s address listed in this Circular.

CAE INC. | 2022 | Management Proxy Circular

The Board Chair position description (which is available on our website) sets out the Chair’s responsibilities and duties in guiding the Board in the fulfillment of their stewardship role, namely:
•    Represent the Board in discussion with management;
•    Represent the Board in discussion with third parties;
•    Generally ensure that the Board functions independently of management;
•    Chair and encourage free and open discussions at the Board meetings;
•    Together with the GC, identify guidelines for the selection of, and evaluation of conduct of the Directors;
•    Ensure the effective and transparent interaction of Board members and senior management; and
•    Report to Shareholders on behalf of the Board.
Processes in place to ensure the Board may function independently of Management
The Independent Directors met separately from the President and CEO at each of the meetings of the Board during FY2022, and at each meeting of the HRC, GC and Audit Committee. At the Board meetings, the Independent Directors’ meetings are chaired by the non-executive Chair; at Committee meetings, by the Chair of that Committee. The Board, its Committees as well as individual Directors are also able to retain and meet with external advisors and consultants at the expense of CAE in appropriate circumstances. In fact, the Board has regular access to information independent of management through the external and internal auditors, as well as independent compensation consultants and independent legal counsel. The Board believes that sufficient processes are in place to enable it to function independently of management.
Delegation to standing Board committees composed entirely of Independent Directors
In order to enable it to effectively fulfill its responsibilities, the Board has established three standing committees currently composed of the following Independent Directors as of the Record Date:

	Governance	Audit	Human Resources
Margaret S. (Peg) Billson	Chair		•
Hon. Michael M. Fortier			Chair
Marianne Harrison	•	Chair
Alan N. MacGibbon		•	•
Mary Lou Maher		•	•
François Olivier	•	•
Gen. David G. Perkins, USA (Ret.)		•	•
Michael E. Roach	•	•
Patrick M. Shanahan		•
Andrew J. Stevens	•		•

The nature and scope of authority and responsibility delegated to each standing committee is set forth in the Committee Charters presented in Section 5 – “Board Committee Reports” which can also be found on our website under “Corporate Governance” along with each Committee Chair’s position description.
The appointment of specific Directors to each of the standing Board Committees is generally intended to reflect the relevance of Independent Directors’ skills and experience to the applicable Committee’s Charter (refer to Section 3 – “About the Nominated Directors” for details about the selection process and criteria).
Orientation and continuing education
New Directors meet with CAE executive officers, including the President and CEO and Executive Vice President, Finance and CFO, to discuss CAE’s expectations of its Directors and to discuss CAE business and strategic plans. New Directors also review CAE’s current business plan, detailed agendas and materials of previous Board meetings. New Directors of CAE receive a comprehensive reference manual containing all key corporate and Board policies, including the Code of Business Conduct and other relevant materials and executive briefing sessions. All Directors have regular access to senior management to discuss Board presentations and other matters of interest. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. The Board also receives presentations from senior management on CAE’s performance and issues relevant to the business of CAE, the industry and the competitive environment in which it operates.

CAE INC. | 2022 | Management Proxy Circular

The Governance Committee encourages CAE’s Directors to attend conferences, seminars or courses whether they be industry-specific to CAE or relevant to fulfill their role as a Director, the cost of which will be borne by CAE. Throughout FY2022, management conducted or organized the education sessions noted in the following table. Also, CAE’s Directors are invited to visit CAE’s sites, attend industry events and trade shows. In recognition of the rapidly changing technology and competitive environment and emerging markets in our business, the Board requires management to provide an in-depth review of the business segments in which we operate at regularly scheduled meetings, as well as our industry in general. The Board and its Committees are continually updated by management on developments related to corporate governance, changes in the competitive landscape, Directors’ fiduciary duties, changes in law, technology, industry news and other educational material.

Date	Subject	Attendees	Presented by
April 12, 2021	2022 business outlook	Entire Board	• CEO
April 12, 2021	Strategic context updates, which includes technological developments and civil aviation industry developments	Entire Board	• Group President, Civil Aviation • Senior Vice President, Global Operations, Technologies & Innovation • Vice President, Technology • Vice President, Global Digital Strategy
April 13, 2021	Healthcare strategy session; Defense & Security strategy session	Entire Board	• President, Healthcare & EVP, Growth Initiatives and Business Development • Group President, Defense & Security
April 14, 2021	Updates on business development and growth initiatives; Finance strategy session	Entire Board	• CFO • President, Healthcare & EVP, Growth Initiatives and Business Development
May 4, 2021 May 18, 2021	Updates on compensation trends, including emerging best practices for executive compensation disclosure, competitive market analysis of executive compensation, risk assessment and regulatory developments	Human Resources Committee	• Meridian Compensation Partners
May 18, 2021 November 10, 2021 February 10, 2022	Updates on corporate governance including developments related to corporate social responsibility, ethics, compliance, data protection, privacy and export controls, and updates on board succession planning, including board composition trends and current approach to director performance evaluations and committee assessments	Governance Committee
•    Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility
•    Meridian Compensation Partners
•    Russell Reynolds Associates
•    General Counsel, Chief Compliance Officer and Corporate Secretary

May 18, 2021 August 10, 2021 November 10, 2021	Global health & safety and environment strategy and climate change market expectations updates	Human Resources Committee	• Senior Vice President, Global Engineering, Operations and Innovation
May 18, 2021 August 11, 2021 November 10, 2021 February 10, 2022	Updates on topics related to audit committee governance including cybersecurity, taxation changes, treasury landscape, insurance program review, disruptive technology, enterprise risk management, capital structure, regulatory updates, insights for reviewing financial reports, ESG reporting and climate-related disclosure requirements, M&A integration processes and other accounting standard developments and industry changes and challenges	Audit Committee
•    CFO
•    General Counsel, Chief Compliance Officer and Corporate Secretary
•    Risk & Insurance Manager
•    Senior Vice President, Strategy & Investor Relations
•    Senior Vice President, Public Affairs and Global Communications and Corporate Social Responsibility
•    Vice President, Global Taxation
•    Vice President and Treasurer
•    Vice President and Corporate Controller
•    PricewaterhouseCoopers LLP
•    Deloitte LLP

May 19, 2021	Updates on industry lobbying developments and Washington operations	Entire Board	• Vice President, Washington Operations
August 10, 2021	Diversity, equity and inclusion strategy and talent update	Human Resources Committee	• Senior Vice President, Human Resources
November 10, 2021	Updates on aviation safety trends and developments	Human Resources Committee	• Operations Manager, Corporate Flight Department
November 10, 2021	Updates on COVID pandemic planning and compliance program developments	Governance Committee	• General Counsel, Chief Compliance Officer and Corporate Secretary
February 10, 2022	Updates on talent and leadership programs and initiatives	Human Resources Committee	• Senior Vice President, Global Human Resources
February 11, 2022	Updates on cybersecurity	Entire Board	• Chief Information Officer

CAE INC. | 2022 | Management Proxy Circular

Enterprise risk management oversight
Enterprise risk management is essential to CAE as the Company operates in several industry segments which present a variety of risks and uncertainties. CAE has established an Enterprise Risk Management (ERM) Policy which sets out its framework to ensure that risks are identified, assessed, managed, and reported proactively and in a manner that is consistent with the expectations of the Board and the interests of CAE’s internal and external stakeholders.
This framework relies on the Three Lines Model where the business segments, the risk management functions and the internal audit function work in collaboration to manage critical risks and continuously improve the risk management process:
•    The first line is CAE’s leaders who are accountable for the risks they assume and for the daily management of their risks and controls. They are responsible for implementing preventive and corrective actions and maintaining and executing effective internal controls on a day-to-day basis;
•    The second line involves various risk management, compliance, business continuity and controllership functions. These functions facilitate and monitor the implementation of effective risk management practices and assist risk owners in defining the target risk exposure and reporting adequate risk-related information throughout CAE. The second line also provides risk oversight across the enterprise and advises senior management in connection with ERM. Led by the Senior Vice President, Investor Relations and Enterprise Risk Management, the second line manages the ERM process and is supported as required by experts, risk champions, consultants and any other resources deemed appropriate to achieve the desired level of risk management; and
•    At the third line, internal Audit provides to the Audit Committee and management an independent appraisal of CAE’s risk management framework, control environment and internal control systems. They advise and recommend to senior management opportunities for improvements in internal controls, risk management systems as well as bring to management’s attention organizational and operational benefits to be derived from engagements.
Pursuant to our ERM policy:
•    the Board is accountable for the oversight of risk management of all material risk factors related to CAE’s business, including risks related to ESG, ethics and governance, strategy, legislation, finances and operations. At the annual strategy session, the Board reviews CAE’s risk profile to confirm the overall risk exposure is within CAE’s risk appetite. Further, management and the Board discuss the critical and emerging risks facing our business throughout the year, including quarterly and annually during the strategic planning and budgeting processes.
•    the Audit Committee and senior management provide an appraisal of CAE’s risk management framework, control environment and internal control systems.
You can find a more comprehensive discussion of risk management in Section 9 – Business risk and uncertainty of our fourth quarter and year ended March 31, 2022 Management Discussion and Analysis, filed with the Canadian securities commissions and provided to the U.S. Securities and Exchange Commission under Form 6-K, and available on our website (www.cae.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).
Ethical business conduct
CAE has a written Code of Business Conduct that governs the conduct of CAE’s Directors, officers, employees, contractors and consultants. The Governance Committee is responsible for reviewing the design and ensuring compliance with CAE’s Code of Business Conduct. It also has oversight responsibilities with respect to the implementation of the Code throughout CAE, as well as the handling of issues raised thereunder and the annual attestation of compliance. The Code of Business Conduct is available on the Company’s website (www.cae.com). CAE uses EthicsPoint, a third-party whistleblower reporting service, to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports the Board or its Committees may receive from management or the whistleblower service, the Governance Committee receives a quarterly and an annual report from the Ethics and Compliance Office on CAE’s management’s compliance with the Code of Business Conduct.
Our objectives, management approach and highlights for our Ethics and Integrity pillar of our Corporate Social Responsibility (CSR) are outlined in our CSR report, which is available at www.cae.com/social-responsibility/.

CAE INC. | 2022 | Management Proxy Circular

Corporate social responsibility considerations
At CAE, CSR is integral to who we are as a company and how we make a difference in the world. CSR is embedded in our culture and drives our decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as having a positive impact on the communities where we are located. The Board has responsibility for reviewing and approving the Annual Activity and CSR Report, including the underlying sustainability roadmap, objectives and performance data.
CAE’s noble purpose, making the world safer, has never been more relevant than over the last year with the lingering consequences of the pandemic and the Ukraine crisis. It captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, supporting peace and democracy with allied forces preparedness, and making healthcare safer are all rooted in the principles of CSR.
Over fiscal year 2022, many of our initiatives had a significant social impact. Amongst those initiatives:
•    This year marks the end of our initial five-year CSR roadmap. Since 2018, we made strong progress on our CSR pillars: People and safety, Ethics and Integrity, Innovation and customer experience and Community and environment and progressed against our targets. In FY2022, we conducted an Environmental Social Governance (ESG)-materiality exercise with 3,600+ internal and external stakeholders. They prioritized seventeen (17) material ESG topics in terms of importance to CAE’s strategy. The survey also included 4-likert-scale questions about CAE’s mission, products and services, post-COVID response and social impact. Equipped with this new matrix, we will revisit our CSR pillars and develop a multi-year ESG strategy roadmap with precise targets to measure and report progress of our initiatives.
•    Also, in FY2022, CAE developed and issued its formal Code of Conduct to its suppliers worldwide to reinforce the ESG impact across its value chain. As an industry leader with a strong focus on ESG, CAE mobilizes its suppliers to take action to manage their own impact on society and environment. Our Supplier Code of Conduct addresses a large range of ESG matters such as Ethical and Business Compliance standards, respect of Human Rights, Environment and Risk Management. CAE’s Supplier Code of Conduct is available on our website.
Our performance and achievements related to ESG factors are set out in our Annual Activity and Corporate Social Responsibility report. Our objectives, management approach, initiatives and highlights for our four CSR pillars are also outlined in this report, which is available at www.cae.com/social-responsibility/.
Reporting standards
Our reporting references the GRI Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries.
CAE abides by the principles of United Nations Global Compact as a signatory. We have begun to report on the United Nations’ Sustainable Development Goals (SDGs), by identifying five goals to which our corporate strategy and business model are most aligned and by mapping these goals to our material sustainability issues. We intend to continue the process of integrating the SDGs and to report on our progress for the main areas of focus we have identified. Refer to our Annual Activity and Corporate Social Responsibility report for the reasons why CAE prioritizes and pursues the following five goals:
Goal 3 –     Good health and wellbeing
Goal 4 –     Quality education
Goal 5 –     Gender equality
Goal 8 –     Decent work and economic growth
Goal 13 –     Climate action

CAE INC. | 2022 | Management Proxy Circular

CAE’s commitment to the United Nations Global Compact and to the United Nations Women Empowerment Principles, as well as its considerations of ESG factors are translated in its policies and codes, including the following policies available on CAE’s website:
•    Anti-Corruption Policy;
•    Code of Business Conduct;
•    Conflicts Mineral Policy;
•    Charitable Donations and Sponsorships Policy;
•    Policy on Diversity, Equity and Inclusion in the Workplace;
•    Environment, Health and Safety Policy;
•    Gifts, Entertainment and Business Courtesies Policy;
•    Human Rights Policy;
•    Lobbying and Political Contributions Policy; and
•    Internal Reporting and Whistleblowing Policy.
CAE also reports to the Carbon Disclosure Project (CDP) and we provide Taskforce on Climate-related Financial Disclosures (TCFD) reporting in our Annual Activity and Corporate Social Responsibility report.
In FY2022, we continued to report to the SASB standards for the Aerospace & Defence and Professional & Commercial Services industries described in our Annual Activity and Corporate Social Responsibility report.
We monitor the latest developments in ESG reporting expectations and continuously adjust our disclosure in line with best practices.
Governance and oversight
The Board has oversight and the Executive Management Committee (EMC) has responsibility for ESG issues. Such issues are reviewed by the Governance Committee and the HRC depending on the ESG issues, as needed, to allow for review and guidance on strategy and major plans of action, as well as monitoring of implementation and performance against any goals and targets. In addition, the Board has responsibility for reviewing and approving the Annual Activity and CSR report, including the underlying sustainability roadmap, objectives and performance data. From a management perspective, the EMC leads and oversees ESG issues. The EMC guides the various teams and ensures that the appropriate resources and targets are in place and executed.
To further accelerate the deployment of our ESG strategy roadmap and as environment, social and governance factors are increasingly important in today’s market, in FY2022 we created the position of Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement. She will lead CAE’s ESG strategy and agenda, sustainability, environment and social impact including diversity, equity and inclusion. In addition, as our focus on DE&I remains fundamental to CAE’s values, we also appointed a Chief Diversity, Equity and Inclusion Officer reporting directly to our Senior Vice-President Global Human Resources and indirectly to the Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement.
Progress on ESG risk management plan is also reported to the EMC and to the Board through the ERM governance and based on their framework.
Assessment of Directors by the GC
Refer to Section 5 – “Board Committee Reports”.
Compensation
Refer to Section 5 – “Board Committee Reports – The Human Resources Committee”, Section 6 – “Director Compensation” and Section 7 – “Executive Compensation – Setting Executive Compensation – Role of the HRC”.

CAE INC. | 2022 | Management Proxy Circular

Section 5
Board Committee Reports
The Governance Committee
Assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, monitoring the interests of Directors and executive officers, reviewing the role and conduct of the Board, evaluating the performance of the Board and its Committees, reviewing the independence of each member of the Board, preparing the Board’s succession plan, determining the Directors’ remuneration, developing and overseeing an assessment process for the Board, overseeing CAE’s principal compliance programs, and reviewing and recommending for Board approval our corporate policies concerning business conduct, high standards of corporate governance, ethics, ESG, corporate social responsibility and human rights.
The members of the GC are all Independent Directors and the GC’s charter is available in the governance section of our website at CAE.com.
The GC held three meetings in FY2022; aggregate attendance: 100%.

    M.S. Billson (Chair)    M. Harrison         F. Olivier    M.E. Roach    A.J. Stevens
The members of the Governance Committee are selected for their experience and knowledge with respect to governance matters generally. Descriptions of Margaret S. (Peg) Billson’s and Andrew J. Stevens’ credentials and past experience can be found in the subsequent Human Resource Committee report. Descriptions of Marianne Harrison, François Olivier and Michael E. Roach’s credentials and past experience can be found in the subsequent Audit Committee report.
Highlights for FY2022
•    The GC discussed succession planning given anticipated director departures in August 2022 (Messrs. Manley and Fortier). The Committee recommended for approval by the Board an extension of Mr. Fortier’s term for a one-year period through to August 2023 to aggregate thirteen years as part of the planned succession for CAE’s HRC Chair. The Committee recommended the recruitment of three additional directors. The Committee considered several possible candidates identified by an external recruitment firm for nomination to enhance diversity in the skillset and composition of the Board and considered and recommended the candidacies of Patrick M. Shanahan, Ayman Antoun and Elise Eberwein.
•    The GC reviewed the current CAE age and term limit policies. The 12-year term limit was maintained. The GC recommended an increase to the age limit from 72 to 75. An exception to the age and term limits was approved to allow the Chair of the Board to serve in the role for a full five-year term.
•    With the assistance of the Board’s compensation consultants, the GC recommended changes to Board compensation and minimum share ownership requirements, effective January 1, 2022, based on an updated compensation benchmarking peer group reflecting data sourced from the most recent public disclosures.
•    The GC reviewed and approved amendments to CAE’s Code of Business Conduct, the Governance Committee Charter, the Internal Reporting/Whistleblowing policy, and the Conflict Minerals policy. The GC approved a new Conflicts of Interest Policy.
•    An Annual Board of Directors and Governance Committee Performance Review survey was carried out; the overall results continue to be positive and reinforce strong levels of support and engagement.
•    The GC reviewed and approved the Company’s ESG strategy and goals.

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Continuing Education
In addition to access through the Board’s website to an evergreen supply of current research and analysis, news reports and academic studies on best governance and compensation practices and other aspects of board and fiduciary responsibilities and use of research and educational tools, the following activities were conducted in FY2022 to ensure that all required educational resources are available to Directors to properly discharge their responsibilities:
•    Quarterly updates from management on CAE’s compliance with such matters as anti-corruption, corporate policies and procedures, the use of foreign representatives, ethics in the workplace, export control laws and data protection and privacy; and
•    Numerous presentations on CAE’s markets, technology, industry developments and other educational material.
Please refer to Section 4 – “Corporate Governance –Orientation and continuing education” for more information on the orientation of new Directors and education sessions conducted in FY2022.
Other Board commitments and Interlocks Policy
The following policy applies to all Directors:
(a)    No more than two Directors should serve on the same outside public board or outside board committee, unless otherwise agreed by the Board.
(b)    Directors who are employed as chief executive officers, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to CAE’s Board.
(c)    Directors who: (i) have full time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO, or (iii) do not have full time employment, should not serve on the boards of more than four public companies in addition to CAE’s Board.
(d)    The President and Chief Executive Officer of CAE should not serve on the board of more than one other public company and should not serve on the board of any other public company where the chief executive officer of that other company serves on the CAE Board.
(e)    Prior to accepting any additional public company board of directors’ appointment, a Director must first disclose the proposed appointment for review by the Governance Committee and the Chair of the Board.
Board evaluation process
The GC has the mandate and responsibility to review, on an annual basis, the performance and effectiveness of the Board as a whole and each individual Director. The Chair of the Governance Committee annually approves a comprehensive questionnaire which is distributed by a third party supplier to each member of the Board regarding various aspects of Board and individual performance. The questionnaire covers a wide range of issues, including the operation and effectiveness of the Board and its committees, the level of knowledge of the Directors relating to the business of CAE and the risks it faces, and the contribution of individual Directors, and allows for comment and suggestions. A separate questionnaire is distributed to members of CAE’s executive management team. The third party supplier compiles responses to the questionnaires and prepares a report to the Governance Committee which provides a report to the full Board. The Governance Committee may then recommend changes based upon such feedback to enhance Board performance or refer any areas requiring follow-up to the relevant committees. In addition to the foregoing, each Director individually meets with the Chair of the Board at least once annually to discuss his or her individual performance and the performance of the Board as a whole. As well, the Chair of the Board’s performance is evaluated and assessed through one-on-one meetings between each Director and the Chair of the Governance Committee. Both the Chair of the Board and the Chair of the Governance Committee then report back to the full Board.

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Review of Board members’ compensation and minimum shareholding requirements
In accordance with the cadence of reviewing director compensation every two years reinstated in FY2021, the GC conducted a review of the Board compensation in FY2022.
With the assistance of the Board’s compensation consultants, Meridian Compensation Partners, the GC reviewed the level of compensation of Directors using an updated compensation benchmarking peer group reflecting data sourced from the most recent public disclosures.
Similar to CAE’s executive compensation philosophy, CAE Director compensation is targeted at the median of the comparator group.
With effect as of January 1, 2022, the following changes, which are reflective of the most recent compensation benchmarking study and market median, were recommended for approval by the Board:
•    Increase the Board Chair’s annual fee from $365,000 to $400,000, including $220,000 in DSUs and $180,000 in cash or DSUs
•    Increase the Board member’s annual fee from $198,000 to $225,000, including $145,000 in DSUs and $80,000 in cash or DSUs
•    Modify the minimum shareholding requirement from three times the annual aggregate Board fee to five times the annual cash fee
Resolution of complaints under the Code of Business Conduct
The Governance Committee is kept apprised of every report filed with the independent third party responsible for receiving any complaints under CAE’s Code of Business Conduct, as well as of relevant complaints received by CAE senior management. The GC is regularly informed of the resolution of such complaints (as is the Chair of the Audit Committee where misconduct relating to financial accounting, books and record keeping, fraud or similar financial impropriety is alleged) and of the results of the annual certification process for CAE employees under CAE’s Code of Business Conduct.
Diversity initiatives
In May 2015, following the GC’s recommendation in May 2015, following the GC’s recommendation, the Board adopted the Diversity Policy. The Diversity Policy was amended in 2018 and in 2020 in order to broaden its scope by expressly enumerating women, Aboriginal/Indigenous peoples, persons with disabilities and members of visible minorities, as defined in the Employment Equity Act (Canada) (collectively, “Designated Groups”), among the diverse groups which are the focus of the Diversity Policy.
The Diversity Policy confirms the guiding principle that the Board will nominate Directors and appoint executive officers based on merit and the needs of CAE at the relevant time, and, that CAE is strongly committed to finding the best people to serve in such roles.
The Diversity Policy also recognizes that diversity helps ensure that (a) Directors and executive officers provide the necessary range of perspectives, experiences and expertise required to achieve effective stewardship and management of CAE, and (b) a variety of differing perspectives are considered in addressing issues, while providing a greater likelihood that proposed solutions will be robust and comprehensive. CAE believes that diversity is an important attribute of a well-functioning Board and an effective team of executive officers.
The Diversity Policy provides that:
•    in identifying potential candidates to serve on the Board, the Governance Committee will (a) consider only candidates who are highly qualified based on their talents, experience, expertise, character and industry knowledge, (b) take into account criteria that promote diversity, including, but not limited to, gender, age, race, national or ethnic origin, sexual orientation and disability, (c) endeavour to use any available network of organizations and associations that may help identify diverse candidates, and (d) in order to support CAE’s commitment to all aspects of diversity, consider the level of representation of women and other Designated Groups on the Board; and in identifying potential candidates for appointment as President and CEO and for other executive officer positions, the Human Resources Committee and the President and CEO, respectively, will (a) consider individuals from a variety of backgrounds and perspectives with the Company’s diversity objectives in mind, and (b) consider the level of representation of women and members of other Designated Groups in executive officer positions.

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In order to ensure that the Diversity Policy is appropriately implemented and to measure its effectiveness, at least annually:
•    the Governance Committee will assess and report to the Board regarding the efficacy of the Director nomination process at achieving the Company’s diversity objectives; and
•    the President and CEO will assess and report annually to the Human Resources Committee regarding the efficacy of the executive officer appointment process at achieving the Company’s diversity objectives.
In May 2018, the Board, on the recommendation of the GC, updated the Diversity Policy, and adopted a target that women represent at least 30% of Directors by 2022.
In May 2020, the Board, on the recommendation of the Governance Committee, updated the Diversity Policy to reflect that the Board seeks gender parity, with the target for Director representation continuing to be at least 30% women by 2022. Provided that all Director nominees are elected at the upcoming Meeting to be held on August 10, 2022, we will have reached such target at the Board level immediately following the Meeting. The Diversity Policy was also amended in May 2020 by adopting a target that women represent at least 30% of executive officers by 2022. We reached our 30% target during FY2022 when three (3) out of ten (10) members of our Executive Management Committee were women, prior to the expansion of the Executive Management Committee to eleven (11) members.
In June 2022, the Board amended the policy, on the recommendation of the GC, to broaden our targets to all diversity groups (including women, persons with disabilities, Aboriginal/Indigenous peoples, members of visible minorities and the LGBTQ2+ community) for both executive officers and Directors recognizing that diversity is an essential consideration in the selection process for Board candidates and executive officers. The Company’s targets were revised to reflect that at least 33% of executive officers and 40% of Directors form part of certain diversity groups (including women, persons with disabilities, Aboriginal/Indigenous peoples, members of visible minorities and the LGBTQ2+ community) by 2025. These new targets are coherent with CAE’s participation, for the second consecutive year, in the 50 – 30 Challenge, which is an initiative co-created by the Government of Canada, civil society and the private sector that aims to attain gender parity and significant representation (at least 30%) of under-represented groups, including racialized persons (including First Nations, Inuit and Métis), people living with disabilities (including invisible and episodic disabilities) and members of the LGBTQ2+ community, on boards and senior management positions in order to build a more diverse, inclusive, and vibrant economic future for Canadians.
Directors

	Women		Women, Persons with disabilities, Aboriginal / Indigenous peoples, members of visible minorities and the LGBTQ2+ community
	Target	Time frame	Target	Time frame
Board of Directors	30%	By 2022	40%	By 2025

Executive Officers

	Women, Persons with disabilities, Aboriginal / Indigenous peoples, members of visible minorities and the LGBTQ2+ community
	Target	Time frame
Executive Team	33%	By 2025

Our targets align with CAE’s Diversity, Equity & Inclusion initiative to foster an inclusive, gender-diverse, bias-free environment and strengthen the representation and development of women in leadership positions. Furthermore, CAE received in 2021 the Silver-level of the Parity Certification by Women in Governance for its efforts in promoting gender parity in the workplace and was selected for the 2022 Bloomberg Gender-Equality Index, a fourth year in a row, setting a new standard of transparency as a core part of a company’s commitment to gender equality.
Also, in signing the BlackNorth Initiative pledge, we proudly committed CAE to taking deliberate action to attract talent from the Black community, and to create a workplace where black employees have the support to grow, an organization that celebrates the vibrancy and richness that diversity brings, and most of all, a company where every member of our team can succeed and thrive – with no exception.

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For more information on other Diversity, Equity and Inclusion initiatives, please refer to the Talent Management section under Highlights for FY2022 of the HRC of this Circular and our Annual Activity and Corporate Social Responsibility report available on our website.
As at June 15, 2022, three (3) out of twelve (12) Directors (i.e., 25%) and three (3) out of eleven (11) members of our Executive Management Committee (i.e., 27%) were women. Provided that all proposed nominee Directors are elected at the upcoming Meeting, four (4) out of thirteen (13) Directors (i.e., 31%) will be women on August 10, 2022. No (0%) Aboriginal peoples, persons with disabilities nor members of visible minorities were represented on the Board or the Executive Management Committee. One (1) out of twelve (12) Directors (8%) was a member of the LGBTQ2+ community. No members of the LGBTQ2+ community were represented on the Executive Management Committee. The foregoing disclosure about diversity is derived from information provided by the Directors and executive officers. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CAE did not make any assumptions or otherwise assign data to that individual.

	Women		Persons with disabilities		Aboriginal / Indigenous peoples		Members of visible minorities		Members of LGBTQ2+ community		Total Number	Number of individuals that are members of more than one group
	Number	%	Number	%	Number	%	Number	%	Number	%
Board of Directors	3[1]	25[1]	0	0	0	0	0	0	1	8	4	1
Executive Team	3	27	0	0	0	0	0	0	0	0	3	0

1    Provided that all proposed nominee Directors are elected at the upcoming Meeting, four (4) out of thirteen (13) Directors (i.e. 31%) will be women on August 10, 2022.

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The Audit Committee
Assists the Board in its oversight of the integrity of our consolidated financial statements, review of public disclosure documents, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, oversight of related-party transactions, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.
Also see our Annual Information Form for the year ended March 31, 2022 (which you can access on our website at CAE.com, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its mandate and Audit Committee policies and procedures for engaging the external auditors.
All members of the Audit Committee are Independent Directors. Alan N. MacGibbon, Marianne Harrison and Mary Lou Maher have been determined by the Board to be the Audit Committee financial experts. In addition, the Board, in its judgment, has determined that each other member of the Audit Committee is financially literate. The Charter of the Audit Committee is available in the governance section of our website at CAE.com. and in the Annual Information Form for the year ended March 31, 2022.
The Audit Committee held four meetings in FY2022; aggregate attendance: 100%. Patrick M. Shanahan joined the Audit Committee as of April 1, 2022 following the end of FY2022.

    M. Harrison (Chair)     A.N. MacGibbon     M. Maher    F. Olivier

    Gen. D.G. Perkins,    M.E. Roach    Patrick M. Shanahan
    USA (Ret.)
The members of the Audit Committee are selected for their experience and knowledge with respect to financial reporting, internal controls and risk management. Below are details of committee members’ career highlights that make them qualified and effective Audit Committee decision-makers:
Marianne Harrison, Chair of the Audit Committee, is a Chartered Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison currently serves as President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation, and is also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.
Alan N. MacGibbon brings a wealth of financial expertise to the committee. He was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a Chartered Professional Accountant and a Fellow of the Chartered Professional Accountants of Ontario.
Mary Lou Maher has a strong business acumen and financial expertise in a variety of industries and has extensive board experience and an understanding of the role of the Board through direct Board participation and work as an audit partner that she acquired during her 38-year involvement with KPMG. Most recently, she was Canadian Managing Partner, Quality and Risk, KPMG Canada and Global Head of Inclusion and Diversity KPMG International, but also served in various executive and governance roles including Chief Financial Officer and Chief Human Resources Officer. She is a Fellow of Chartered Professional Accountants of Ontario.

CAE INC. | 2022 | Management Proxy Circular

François Olivier has significant experience in driving profitable business growth through M&A and in managing large-scale manufacturing operations, in particular as former President and Chief Executive Officer of publicly traded company Transcontinental Inc. Mr. Olivier holds a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.
Gen. David G. Perkins, USA (Ret.) has significant strategy and leadership experience that he acquired during his 38-year involvement with the United States Army. His last assignment was commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, developing, building and constantly improving the US Army, which is one of the largest, with over 1.2 million people, and most complex organizations in the world.
Michael E. Roach served as President and Chief Executive Officer of CGI Group Inc. for 10 years and has extensive international leadership experience in consulting and technology-focused companies. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.
Patrick M. Shanahan served as the 33rd U.S. Deputy Secretary of Defense and as the Acting U.S. Secretary of Defense (from January 1, 2019 to June 23, 2019). Mr. Shanahan has over three decades of experience managing profit and loss for various programs and operations of The Boeing Company. Mr. Shanahan holds a Bachelor of Science degree in mechanical engineering from the University of Washington and two advanced degrees from the Massachusetts Institute of Technology.
Highlights for FY2022
•    The Committee reviewed and approved amendments to the Policy and Procedures for Audit and Non-Audit Services.
•    The Committee reviewed and approved a revised version of Audit Committee Charter and the Audit Committee Annual Workplan.
•    Throughout the past year, the Committee reviewed, with and without management present, the results of PwC’s communications with CAE required by generally accepted auditing standards.
•    The Committee reviewed in detail quarterly interim financial information and earnings press releases before their public release.
•    The Committee also reviewed and recommended approval to the Board of the quarterly MD&A and the press releases for the quarterly results.
•    The Committee reviewed the MD&A and audited consolidated financial statements of CAE prepared by management for the fiscal year ended March 31, 2022 with management and PwC, and thereafter recommended that they be approved and filed with the Autorité des marchés financiers and the SEC.
•    The Committee approved the CAE Internal Audit plan and budget for the FY2022/FY2023 cycle and approved the Internal Audit Charter.
•    The Committee reviewed the processes involved in evaluating CAE’s internal controls and oversaw the compliance process related to the certification and attestation requirements of SOX and related SEC rules, as well as of the rules relating to audit committees and certification of financial information adopted by the CSA.
•    The Committee also reviewed export controls, fraud review processes, litigation, securities and exchanges compliance, information technology and cyber security risks, insurance coverage, capital structure, S&P rating and outlook, financing activities, including shelf prospectus, prospectus supplement and private placements, treasury, tax compliance and IFRS accounting standard changes.
•    The Committee reviewed amendments to the Enterprise Risk Policy and the Hiring Policy Regarding External Auditors and recommended these modifications for approval by the Board.

CAE INC. | 2022 | Management Proxy Circular

The Human Resources Committee
Assists the Board of Directors in its oversight responsibilities relating to compensation, benefits, incentives, nomination, evaluation and succession of the President and CEO, other officers and management personnel; oversees the Company’s environment, health and safety and aviation safety policies and practices, pension plan administration and pension fund investments, and management development and succession planning.
All members of the HRC are Independent Directors. The charter of the HRC is available in the governance section of our website at CAE.com.
The HRC held five meetings in FY2022, aggregate attendance: 100%.

    Hon. M.M. Fortier     M.S. Billson     A.N. MacGibbon     M. Maher    Gen. D.G. Perkins,     A.J. Stevens
    (Chair)                USA (Ret.)
The HRC is responsible to oversee the Company’s executive compensation programs and succession planning. We ensure that members of the HRC have the experience and knowledge to fulfill this role. Below are details of committee members’ career highlights that make them qualified and effective HR decision-makers:
•    The Honourable M. M. Fortier, Chair of the HRC, as past Chair of the Human Resources and Compensation Committee of Aimia Inc. and as past Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal for the Canadian Government, has extensive experience dealing with human resources and compensation matters in both corporate and government entities.
•    Margaret S. (Peg) Billson has extensive managerial experience within the aerospace sector. This managerial experience has provided her with significant insight into human resources and compensation issues encountered by companies conducting business within the aerospace sector.
•    Alan N. MacGibbon was Managing Partner and Chief Executive of Deloitte LLP Canada from 2004 to 2012, a professional services firm with over 8,500 partners and employees. Mr. MacGibbon served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited from 2004 to 2012 and as Global Managing Director, Quality, Strategy and Communications from June 2012 to December 2013. Mr. MacGibbon also serves as a director of TD Bank. In these roles, Mr. MacGibbon has dealt extensively with human resources and compensation issues.
•    Mary Lou Maher has extensive leadership experience as an executive in Risk, Human Resources and Finance. During her long career at KPMG, she served various executive and governance roles dealing with compensation, benefit programs, succession plans and diversity and inclusion, including as Global Head of Inclusion and Diversity for KPMG International, member of the Global Senior People Management team, Chief Inclusion and Diversity Officer, Chief Financial Officer and Chief Human Resources Officer.
•    Gen. David G. Perkins, USA (Ret.) has significant strategy and leadership experience that he acquired during his 38-year involvement with the United States Army. His last assignment was commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, developing, building and constantly improving the US Army, which is one of the largest, with over 1.2 million people, and most complex organizations in the world.
•    Andrew J. Stevens, as past CEO of a public company and a board member of Canadian and international companies, has extensive experience in compensation matters at both the executive and employee levels in a corporate environment.
As past CEOs and/or government leaders/managing directors, all members of the HRC possess the financial knowledge required in order to assess and determine the applicability of measures and targets utilized in determining variable compensation and assessing executive performance against targets and overall Company performance.

CAE INC. | 2022 | Management Proxy Circular

Highlights for FY2022
Talent management
In FY2022, investments in digitalizing and improving the experience in the talent and leadership reviews continue to be made along with investment in a new platform to support effective career development. The platform uses artificial intelligence to pull information on the skills the employee is looking to develop to suggest targeting micro-lessons, special assignments (gigs), mentors and more.
The Company introduced an agile and efficient global talent acquisition delivery model that aligns with CAE’s position as a high technology company. Our redesign enhances the candidate experience while streamlining the recruitment process, bringing time and cost savings. Additional technology enhancements that leverage AI will support inclusive hiring, such as automated ranking to eliminate bias.
The Company continued to develop high potential individuals using systematic psychometric assessment to support their leaders in achieving success. CAE has also introduced universal self-assessment into our leadership development plan in support of its mission and vision as a high technology organization. These actions will support the HRC’s oversight of the Company’s efforts to ensure the effective development of CAE’s future senior leaders so that a sufficient leadership and talent pipeline is in place to meet the Company’s growth ambitions.
In FY2022, 1,500 leaders were assessed through a third-party provider that CAE partnered with to identify strengths and development opportunities. Subsequent to the assessment, leaders were provided opportunities to be debriefed on their results and following this, create a development plan in conjunction with their manager.
To support the Company’s evolution to be a high-tech company, an exercise was done to identify the top fifty (50) critical roles that will be essential in supporting CAE achieving its growth and strategic objectives. The fifty roles reflected all business units and functions. Incumbents completed a psychometric assessment and were interviewed by representatives from Korn Ferry’s leadership development practice. The results supported very specific development programs for those assessed, provided insights and support in regard to the Company’s succession planning process and identified key strengths and development opportunities across CAE’s leadership that will help facilitate leadership program development moving forward.
In FY2022, despite the ongoing challenges related to the pandemic, CAE continued to invest in talent management and ongoing execution of its leadership initiatives throughout the Company. The Company maintained its focus on the identification and development of current and future leaders across CAE with the launch of our sixth cohort of our Leadership Development Program (LDP). LDP is a global development curriculum for twenty-five (25) employees with high potential designed to enhance their leadership skillsets and prepare them for broader leadership roles.
CAE continues to make good progress with respect to its Diversity, Equity and Inclusion (DE&I) initiatives. Related to the DE&I efforts, we are evolving our global ERGs: Women in Aviation, Veterans, Race and Ethnicity, People with special needs and their families and LGTBQ2+ to focus on the needs of these employees. In Canada, CAE also recognized and commemorated the first National Day for Truth and Reconciliation recognizing the tragic history and ongoing legacy of indigenous residential schools, and honour with deep respect their survivors, their families and communities. The Company takes the view that diversity and inclusivity needs to be part of the way leaders and employees behave daily and so strive to embed bias awareness in key processes including talent acquisition and talent management. Leaders are encouraged to act as bias interrupters when they see and hear biases showing up in talent and leadership reviews and succession planning exercises. The Company maintained its recognition for its efforts in DE&I receiving the Silver level of the Parity Certification by Women in Governance and was selected for the Bloomberg Gender-Equality Index for a fourth consecutive year.
In FY2022, the key acquisitions undertaken, particularly L3Harris Technologies’ Military Training business and Sabre’s airline operations portfolio, are transformational for CAE. The integration of these acquisitions, when complete, area significant achievements and are being managed very effectively despite the complexity of the integrations, ranging from time lines to standing up functional teams such as HR, Finance and Business Development and establishing support services, such as transferring all employees over to the HRIS system flawlessly and implementing payroll and benefits in new jurisdictions.

CAE INC. | 2022 | Management Proxy Circular

Executive compensation
The HRC also conducted a compensation risk assessment with the assistance of its independent compensation consultant to identify potential risks associated with CAE’s compensation programs, practices and policies. The assessment concluded that the risks are reasonably unlikely to have a material adverse effect on the Company.
Management, working with the HRC, completed a full review of the Company’s long-term (LTIP) and short-term (STIP) incentive plans to ensure market competitiveness and alignment with the Company’s high technology ambitions. Changes to both the LTIP and STIP plans were approved and will be implemented in FY2023.
Health and safety
CAE is committed to ensuring the safety and well-being of our employees, our customers, our contractors and the community in which we operate. Environment, Health & Safety (EH&S) matters are positioned as integral to CAE’s business results and directly linked to the success of the Company. The EH&S priorities are driven by the Company risk profile and evolve from year to year accordingly, to ensure the most critical risks are addressed.
The Company’s EH&S policy also places a strong emphasis on being proactive, and on leader engagement and accountability, as do the three pillars of the EH&S strategy: risk management, learning and communication in addition to leadership and culture.
Our FY2022 safety performance showed an Injury Frequency rate (IFR) of 0.41 against a target of 0.42. The global portrait of work-related injuries across our locations remains the same as FY2021 and consists of three main types: slips/trips and falls; hand injuries; and ergonomic-related injuries. All incidents reported to CAE are classified according to our Global Environmental Health & Safety event notification and management program to ensure standardization throughout regions and businesses.
Among all incidents reported, a number have the potential to result in serious injury and are identified as significant events. In FY2022, ten significant events were reported, all have been investigated using a root cause analysis methodology and corrective actions implemented. In addition, lessons learned have been shared with all CAE sites and required actions have been implemented to prevent reoccurrence of similar incidents.
Hazardous situations (observations) reporting is used as leading indicator of our EH&S culture. In FY2022, we continued to encourage, coach and support our sites to report hazardous situations and proactively address the risks. Globally, 588 hazardous situations were reported in FY2022 compare to 261 in FY2021.
As part of Health and Safety global initiatives, we deployed an updated Lock-out/Tag-out program, developed the CAE EH&S general rules and the personal protective equipment program. All programs were deployed with a specific training for our employees.
COVID continued to impact CAE business and employee’s work. Many employees still work from home. To ensure all employees stay safe even while working from home, we deployed a specific e-learning training providing guidance on ergonomic risks with tips and tricks on how to adjust a home office in order to reduce risks while working from home.
Wellbeing
Two years since the outbreak of the novel coronavirus, the COVID-19 pandemic continues to affect our business and since March 2020, a large number of employees worldwide have been teleworking.
Particularly important during the on-going pandemic is the physical and mental well-being of CAE’s employees. The Company implemented a number of initiatives, including training of leaders and e-learning for all employees on mental health, the launch of R U OK? An initiative to help employees have a conversation with their colleagues about mental health, in addition to the implementation of physical wellness challenges globally to support the employees physical well-being and better inform employees on stress management, nutrition and the importance of sleep.

CAE INC. | 2022 | Management Proxy Circular

In light of the views we got from employees and realizing that there were considerable benefits for a majority of employees, we introduced CAEcontinuum to sustain the advantages of working from home over the long run, well beyond the pandemic. Through this flexible work program, we implemented a standard global approach to ensure at least 25% of CAE’s workforce would work remotely on any given day in the post-COVID world. In FY2022, we created and deployed CAEcontinuum profiles to allow employees to split their time between working from home and working from the office. Our profiles are available to best suit individual’s situation: resident (0% remote), occasional (< 40% remote), hybrid (40 to 80% remote) and virtual (> 80% remote). Remote connectivity means not only ensuring cybersecurity and other data protection protocols are in place, but also helping employees maintain interpersonal connectivity with colleagues through face-to-face collaborations and day-to-day coordination on a virtual collaboration platform.
Regular and frequent communication with employees across CAE was maintained at all levels of leadership to keep our global employee base informed as regulations, and therefore CAE’s safety protocols evolved. These communications were also crucial to address our employees’ immediate questions and to connect with them as new concerns emerged in changing circumstances.
Over FY2022, we held four All Employee Information Sessions, a virtual town hall led by President and CEO Marc Parent. Also, multiple wellness initiatives and campaigns were organized throughout the fiscal year to let employees know about the many support resources available to them – including from colleagues, their managers, wellness programs as well as formal Employee Assistance Programs in a number of our facilities. Frequent internal pulse surveys provided essential information that guided our efforts and focus on employee wellness. One of the key areas of focus this fiscal year was mental health and we developed awareness and educational programs, available worldwide, to ensure that the mental health conversation is open and that our employees take care of one another.
Aviation safety programs
Keeping everyone safe is our priority. CAE is committed to advancing the highest standards of aviation safety, from the ground up into the skies. CAE makes ongoing improvements to aviation safety, with reducing the number of accidents. Actions are taken following each incident, and we monitor leading indicators of safety performance to proactively address adverse trends.
Our focus in FY2022 remained the performance of Ab-Initio training centres around the world, where we saw incident/accident rate improvements of 42% in Civil Aviation in FY2022 versus FY2021 on a reduction of only 12% in flying hours. Due to strategic acquisitions, Defense & Security saw an increase of 260% in flight hours. The incident rate per 10,000 flying hours dropped by 81% in FY2022 versus FY2021. There were no serious incidents, accidents or fatalities in Civil or Defense & Security.
Our regulatory compliance efforts are meeting or exceeding industry regulations, and best practices, in partnership with our quality assurance and compliance monitoring team.

CAE INC. | 2022 | Management Proxy Circular

Major activities and topics covered by the HRC are detailed on a by-meeting basis in the calendar below:

Regular Meetings	Agenda
May 2021
Review of:
•    Global Environment, Health and Safety review
•    Compensation Discussion & Analysis (CD&A)
•    Annual HRC self-evaluation
•    Executive compensation risk assessment
Approval of:
•    STIP, LTIP and Merit awards for the President and CEO’s direct reports and FY2022 STIP/LTIP plans
•    Payouts under FY2021 STIP and Performance Share Unit grant awarded in FY2019
•    President and CEO FY2021 Performance vs Objectives
•    President and CEO objectives for FY2022

August 2021
Review of:
•    Talent and Leadership Review
•    Diversity and Inclusion initiative update
•    Leadership development programs Update
•    Retirement and savings plans
•    Proxy advisory reports
•    Environment, Health and Safety
•    STIP and LTIP Design Review

November 2021
Review of:
•    Environment, Health and Safety
•    Aviation Safety Program Review
•    STIP update
•    Review FY2023 STIP and LTIP design
•    Labor relations update
•    Executive Share ownership guidelines status
•    Independence letter from the Board’s compensation consultant
Approval of:
•    Revised Comparator Group
•    Board of Directors’ Compensation

February 2022
Review of:
•    Environment, Health and Safety
•    Talent and Leadership update
•    STIP update
•    Glass Lewis and ISS updates and trends and FY2022 proxy preparation
•    Review of HRC mandate and workplan
•    Pension Investment Strategy
Approval of:
•    FY2023 proposed STIP and LTIP design

CAE INC. | 2022 | Management Proxy Circular

Section 6
Director Compensation
This section provides information pertaining to the compensation, Share ownership and Share ownership requirements of our non-employee Directors.
Our compensation program for non-employee Directors has the following objectives:
•    Attract and retain highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and
•    Align the interests of Directors with those of our Shareholders.
The Board sets the compensation of non-employee Directors based on recommendations from the Governance Committee.
The Governance Committee reviews every second year the compensation of non-employee Directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with Directors’ compensation trends. Any Director who is also an employee of the Company or any of its subsidiaries does not receive any compensation as a Director.
As planned, with the assistance of the Board’s compensation consultants, the Governance Committee reviewed the level of compensation of Directors during FY2022 and recommended changes for approval by the Board.
Effective January 1, 2022, Directors’ all-inclusive fees were set as follows:

Position	Annual Fee	Form of Payment
Board Chair	$400,000	• $220,000 in DSUs • $180,000 in cash or DSUs at Director’s election
Board Member	$225,000	• $145,000 in DSUs • $80,000 in cash or DSUs at Director’s election
Board Committee Chair[1]	$25,000	• Cash or DSUs at Director’s election
Board Committee Member	$11,000	• Cash or DSUs at Director’s election

1    The Governance Committee chair compensation is $20,000. Committee Chairs do not receive additional compensation for Committee membership.
The Board believes the all-inclusive annual flat fee (in lieu of retainers and attendance fees) compensate Directors fairly and equitably for the risks, time commitment and responsibilities involved in being effective Directors.
Director compensation benchmarking
and comparator group

To benchmark Directors’ compensation, the Governance Committee uses the same comparator group of companies as that used to benchmark NEOs’ compensation. This comparator group comprises a mix of Canadian and U.S. publicly-listed companies that have relevance to CAE in terms of head office location, market segment or business activities, revenue and market capitalization.
•    Same comparator group as for NEOs.
•    Director comparator group last reviewed and adjusted in FY2022.
•    Directors are paid a flat all-inclusive fee to reflect responsibilities, time commitment and risks related to being effective Directors.

The comparator group was reviewed in FY2022 to ensure the companies in the group and underlying selection criteria are still relevant. Refer to Section 7 – “Executive Compensation” of this Circular for the companies included in CAE’s latest comparator group and detailed selection criteria.
Non-Employee Directors’ Deferred Share Unit Plan (Directors’ DSU Plan)
A DSU is equal in value to one Common Share of CAE and accrues additional units in an amount equal to each dividend paid on Common Shares. DSUs earned by non-employee Directors vest immediately but are only redeemable after termination of the Director’s service with CAE. Payment in cash is then made based on the market value of the equivalent number of Common Shares, net of tax and any other applicable withholdings.

CAE INC. | 2022 | Management Proxy Circular

Minimum shareholding requirements

Directors are required to own the equivalent of five times the annual Board annual cash fee in the form of Common Shares and/or DSUs. The required holding must be acquired over a five-year period from the initial date of election of the director to the Board.
A non-employee Director is not, once the minimum Common Share and/or DSU ownership target is reached, obligated to acquire more Shares or DSUs if the value of his/her investment in CAE drops due to stock market fluctuations.

•    Minimum shareholding requirements align Directors’ and Shareholders’ interests.
•    Equal to five times the annual Board cash fee.
•    The required holding must be acquired over a five-year period from the initial date of election of the director to the Board.

Risk mitigation
As per the terms of the DSU Plan, the rights and interests of a Director in respect of the DSUs held in such participant’s account are not transferable or assignable other than for specific cases of legal succession.
CAE maintains Directors’ and executive officers’ liability insurance for its Directors and executive officers, as well as those of its subsidiaries as a group.
Anti-Hedging Policy
The policy provides that no Director or CAE executive (defined to include senior officers and vice-presidents) may, at any time, purchase or otherwise enter into financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of monetizing equity awards or hedging or offsetting a decrease in the market value of any CAE securities, including but not limited to DSUs.
Directors’ compensation table
The following table summarizes compensation earned by non-employee Directors of CAE during FY2022:

Name[1]	Total Fees Earned ($)	Paid in Cash ($)	Paid in DSUs ($)[2]
Margaret S. (Peg) Billson	235,750	–	235,750
Hon. Michael M. Fortier	229,750	–	229,750
Marianne Harrison	240,750	–	240,750
Alan N. MacGibbon	226,750	–	226,750
Mary Lou Maher[3]	208,417	90,167	118,250
Hon. John P. Manley	373,750	–	373,750
François Olivier	226,750	–	226,750
Gen. David G. Perkins, USA (Ret.)	222,788	–	222,788
Michael E. Roach	226,750	–	226,750
Andrew J. Stevens	226,750	–	226,750

1    Patrick M. Shanahan joined the Board on April 1, 2022.
2    Represents the value of DSUs determined based on the grant date fair value of the award in accordance with accounting standards. The value of each unit is set to CAE’s closing Share price on the date of grant.
3    Mary Lou Maher joined the Board on May 1, 2021.

CAE INC. | 2022 | Management Proxy Circular

Directors’ share-based awards
The following table shows for each non-employee Director the number of DSUs outstanding at the beginning of the fiscal year ended March 31, 2022, the number and the value of the DSUs that vested during such year, and the number and the value of all outstanding DSUs as at March 31, 2022. The non-employee Directors are not eligible to receive stock options or other option-based awards.

	Share-based Awards
Name[1]	Number of DSUs at the Beginning of FY2022 (#)	Number of DSUs Vested During the Year[2] (#)	Value Vested During the Year[3] ($)	Number of DSUs at the End of FY2022 (#)	Market Value of DSUs not Paid Out or Distributed[4] ($)
Margaret S. (Peg) Billson	44,719	6,808	235,750	51,526	1,676,668
Hon. Michael M. Fortier	81,880	6,634	229,750	88,514	2,880,252
Marianne Harrison	11,924	6,952	240,750	18,876	614,219
Alan N. MacGibbon	50,085	6,548	226,750	56,633	1,842,847
Mary Lou Maher[5]	–	3,443	118,250	3,443	112,050
Hon. John P. Manley	143,147	10,789	373,750	153,936	5,009,085
François Olivier	29,152	6,548	226,750	35,700	1,161,677
Michael E. Roach	23,584	6,548	226,750	30,132	980,505
Gen. David G. Perkins, USA (Ret.)	6,317	6,443	222,788	12,760	415,212
Andrew J. Stevens	76,231	6,548	226,750	82,779	2,693,635

1    Patrick M. Shanahan joined the Board on April 1, 2022.
2    Represents the number of DSUs each non-employee Director earned during FY2022 rounded to the nearest whole number. The DSUs vest immediately but are redeemable and paid out only after the non-employee Director ceases to be a Director of CAE in accordance with the terms of the Directors DSU Plan.
3    The value was determined by multiplying the number of DSUs, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, by the closing prices of the Common Shares on the TSX on the respective dates of each grant. The DSUs are granted at the end of each quarter.
4    The market value of the DSUs was determined by multiplying the number of all DSUs vested but not paid out or distributed, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, as at March 31, 2022 by the closing price of the Common Shares on the TSX on March 31, 2022, which was $32.54. Numbers containing fractions have been rounded up for calculation purposes.
5    Mary Lou Maher joined the Board on May 1, 2021.

CAE INC. | 2022 | Management Proxy Circular

Section 7
Executive Compensation

Compensation Discussion and Analysis

This section describes our compensation philosophy, policies and programs, and provides the details with respect to the compensation awarded to our Named Executive Officers in FY2022. For FY2022, our NEOs were:
•    Marc Parent, President and Chief Executive Officer
•    Sonya Branco, Executive Vice President, Finance and Chief Financial Officer
•    Nick Leontidis, Group President, Civil Aviation
•    Daniel Gelston, Group President, Defense and Security
•    Heidi Wood, President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives
FY2022 CAE Performance Highlights
Despite the lingering impacts of the global pandemic, which continue to provide challenges in several of our core markets, we continue to have optimism about the long-term health of our business. The principal source of this optimism is our people and our culture, which have carried CAE through these challenging times with great success. Our employees have worked tirelessly to improve our business for the long-term, while nobly serving our communities and each other. Our team has positioned our Company to fully capture the very bright future ahead.
The recovery we saw in North America in FY2022 provides a blueprint for how we think the rest of the world will look when pandemic pressures subside. To that end, our efforts to optimize our network of global assets, reduce our structural costs, and advance our strategic and technology positions all point to exciting opportunities for our Company when a broader recovery takes hold.
CAE continues to play offence during the period of disruption caused by the COVID-19 pandemic, with the goal of emerging a bigger, stronger, and more profitable company than when the global health crisis began. In addition to the measures referenced above, we’ve completed nine accretive acquisitions since the onset of the pandemic, expanding our reach in core markets and accelerating our push into adjacencies. In particular, the acquisition of L3Harris Technologies’ Military Training business, our largest acquisition ever, and the acquisition of Sabre’s AirCentre airline operations portfolio are transformational for our Company and bring new capabilities, scale, and technology that will help drive leading growth and profitability.
In FY2022, the Company generated increasing levels of revenue and profitability throughout the year, demonstrating the benefits of the actions we’ve taken and the ongoing recovery. Furthermore, the Company’s book-to-sales ratio* improved sequentially throughout the year and totaled 1.21x for FY2022, setting up FY2023 for continued growth. Our adjusted margin rates continue to improve (13.2% vs. 9.4% last year) as overall business conditions trend towards recovery. Finally, the cash generative nature of our business was demonstrated yet again in FY2022, with a Free Cash Flow* conversion rate of 131%.
In FY2022, our strategy continued to be guided by five overarching strategic imperatives for superior and sustainable growth over the longer-term:
•    Accelerate Technological Transformation
•    Grow Share and Expand Headroom
•    Adapt Business to Post-COVID Era
•    Attract and Develop Talent
•    Bolster Social Impact

CAE INC. | 2022 | Management Proxy Circular

The following charts highlight just some of CAE’s FY2022 achievements and financial results:

Strategic Priority	CAE’s Key Achievements
Accelerate Technological Transformation
•    Launched the CAEImagine innovation initiative to drive faster technology development and idea generation across the enterprise.
•    Introduced new advances in training technologies (e.g. Augmented and Mixed Reality solutions) to serve the growing Advanced Air Mobility market.
•    Expanded adoption of CAE RiseTM, the Company’s proprietary data/AI-driven training platform used to advance the frontier of pilot proficiency and training.
•    Demonstrated ground-breaking capabilities in the field of synthetic environments with demonstrations of CAE’s dynamic scenario modelling capability at both DSEI 2021 and I/ITSEC 2021.
•    Leveraged combined R&D efforts of CAE and the recently acquired L3Harris Technologies’ Military Training business to bring “best of breed” solutions to market.

Grow Share and Expand Headroom
•    Positioned the Company for future growth via accretive mergers and acquisitions (“M&A”) activity in key markets.
o    Raised $1.1Bn of funding ($300MUSD debt, $700M CAD equity) to finance the acquisition of L3Harris Technologies’ Military Training business, the largest acquisition in CAE’s history.
o    Acquired Sabre’s AirCentre airline operations portfolio for $392.5 USD, accelerating the Company’s strategy and expanding its portfolio with expertise and solutions to build a digital ecosystem for end-to-end flight operations management. AirCentre’s digital flight and crew operations software adds to previous acquisitions of Merlot and RB Group.
•    Signed agreements with multiple eVTOL OEMs in the Advanced Air Mobility marketplace, including Beta, Jaunt, Joby, and Volocopter.
•    Expanded our civil and business aviation training footprint with new deployments across the globe.
•    Successfully demonstrated prime contract wins within Defense and Security across all five domains (air, land, sea, space and cyber) with the award of the Beyond3D with the US National Geospatial Agency (NGA) as well a classified award with the US Air Force.
•    Generated significant growth in our Healthcare business (excluding the contribution from CAE Air1 ventilators, revenue was up 25% compared to the same period last year) and continued to expand our product offerings and digital transformation.

Adapt Business to Post-COVID Era
•    Continued to mitigate operational disruptions with COVID-19 crisis management and evolved remote working capabilities to deliver high-quality customer experience despite COVID-related challenges.
•    Conducted a large-scale restructuring program to realize annual recurring structural cost savings to lower our cost structure by approximately $70 million annually.
•    Optimized Civil training network and global operations in preparation for recovery in customer demand.
•    Completed the acquisition of L3Harris Technologies’ Military Training business, transforming the Company’s capability set and customer reach in the global defense training marketplace.
•    Demonstrated our ability to strategically position the Company to emerge bigger, stronger, and more profitable from the pandemic.

CAE INC. | 2022 | Management Proxy Circular

Attract and Develop Talent
•    Accelerated our diversity initiative through a 21% increase in diverse senior leaders, including filling six of eight newly created Vice President positions with diverse candidates.
•    Achieved record high employee engagement scores despite ongoing pressures related to the COVID pandemic.
•    Retained 97% of L3Harris Technologies’ Military Training business senior leadership identified as high-focus retention, successfully demonstrating strong cultural integration.
•    Accelerated engagement efforts with our Employee Resource groups.
•    Strengthened talent with newly created roles (e.g. Global Strategy), in addition to bolstering key positions across the organization.

Bolster Social Impact
•    Helped in leading the Industry for Vaccination coalition that led to 400,000 doses of COVID-19 vaccines being administered through 27 company hubs in the Province of Quebec.
•    Created the position of Chief Sustainability Officer and Chief Diversity, Equity, & Inclusion Officer to accelerate CAE’s ESG journey.
•    Named to Bloomberg’s Gender-Equality Index for the fourth year in a row.
•    Awarded Montreal’s top employer for the second year in a row and top employer for young people for the first time.
•    Achieved Silver level recognition from Women In Governance for the second year in a row.
•    Worked with the Government of Canada and the Government of Quebec to launch Project Resilience, an initiative to invest $1Bn CAD in advanced technologies. The effort will create 700 new highly skilled jobs in Canada and our work with universities and research centers will create 100 new scholarship positions.
•    Donated more than $258,000 CAD to the Red Cross to aid humanitarian relief operations in Ukraine.

CAE INC. | 2022 | Management Proxy Circular

Adjusted EPS*	Revenue

Free Cash Flow*	Adjusted SOI* (Before Specific Items)

* Non-GAAP and other financial measures (see Appendix B).

Shareholders’ Engagement
During FY2022, members of the HRC and CAE’s executive management engaged with Shareholders with respect to the outcome of the August 11, 2021 “say on pay” advisory vote approved by 76.51% of the votes cast.
In addition, the Company held quarterly earnings conference calls and investor day events. In none of these engagements did any investor raise any issues related to compensation of the President and CEO or any other NEO or any concerns with our incentive design or payouts.
In addition, to ensure alignment between pay and performance, the HRC annually conducts an in-depth review of the compensation outcomes for the President and CEO using realizable compensation compared to the Company’s relative performance across several key financial metrics, as described under Section 7 – “Executive Compensation - Pay for Performance Relative to Comparator Group”.
ESG Objectives
CAE’s strategy aligns with ESG, from the way we operate to how we do business – starting at the top, with the accountability of CAE’s Board of Directors and Executive Management Committee. Demonstrating the depth of our commitment in this matter, starting in FY2023, CAE executives will now have individual ESG objectives, with diversity as the common objective tied to compensation. Compensation will take into account each executive’s responsibility to always act in accordance with our values and our ethical, environmental and health and safety objectives, outlined in CAE’s Code of Business Conduct.
Compensation Objectives
Much of CAE’s success in developing and growing its worldwide business is attributable to our highly qualified and motivated employees. The executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated business results and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the Shareholders. In addition, executives receive perquisites and participate in pension and benefits programs.

CAE INC. | 2022 | Management Proxy Circular

The objectives of the CAE executive compensation programs are to:

• Attract, retain, and motivate qualified executives
• Align executives and Shareholders’ interests with the creation of incremental value
• Foster teamwork and entrepreneurial spirit
• Establish an explicit and visible link between all elements of compensation and corporate and individual performance
• Integrate compensation with the development and successful execution of strategic and operational plans

Setting Executive Compensation
Compensation principles

CAE’s compensation policies and practices are structured in a balanced way, such that they do not create risks that could have a material adverse effect on the Company.	The emphasis of CAE’s executive compensation programs is on variable and long-term compensation that ties interests of our executives with those of our Shareholders.
The principles underlying CAE’s executive compensation programs are as follows:

Pay for performance	The majority of compensation is variable, contingent on and directly linked to financial and operational performance metrics, as well as CAE’s Share price performance.
Balance	The portion of total compensation that is performance-based increases with an executive’s level of responsibility.
Long-term focus	For our most senior executives, long-term stock-based compensation opportunities outweigh short-term cash-based opportunities.
Shareholder alignment	The financial interests of executives are aligned with the interests of our Shareholders through stock-based compensation, and annual and long-term performance metrics that correlate with sustainable Shareholder value growth.
Competitiveness	Total compensation is competitive to attract, retain, and motivate CAE’s executive team while fostering entrepreneurial spirit. This is achieved by targeting compensation at the median of our comparator group but allowing for above the median compensation when performance so warrants.
Responsibility	Compensation takes into account each executive’s responsibility to always act in accordance with our values as well as our ethical, environmental and health and safety objectives, outlined in our Code of Business Conduct. Commitment to ethical and corporate responsibilities fundamentally underlies all aspects of our behavior and compensation plans, from setting targets to conducting regular performance assessments and succession planning. Financial and operational performance must not compromise these values.

CAE INC. | 2022 | Management Proxy Circular

Role of the HRC in setting executive compensation
The HRC acts as an advisory committee to the Board of Directors. The Board assigns responsibilities to the HRC with regards to review, approval, and administration of CAE’s compensation programs. The main components of the HRC’s mandate with respect to compensation are:
•    Review and approve the design of executive compensation and benefits programs;
•    Review and consider the input of independent external consultants;
•    Review and approve the composition of CAE’s comparator group;
•    As appropriate, meet with Shareholders to discuss executive compensation and benefits;
•    Report to the Board on how changes to compensation and benefits plans impact CAE’s financial performance and obligations;
•    Recommend to the Board the President and CEO’s compensation;
•    Review and approve on behalf of the Board the President and CEO’s recommendations for annual compensation of his direct reports (the CAE USA Inc. Board approves the compensation for the Group President, Defense and Security);
•    Review and approve changes to pension plans, including investment strategies; and
•    Prepare the Compensation Discussion & Analysis section of the Circular and other disclosure documents.
Role of compensation consultants
The HRC retains experts in the field of compensation to assist in preparing and reviewing materials related to executive compensation and to also advise, where appropriate, on the design of compensation programs. Meridian Compensation Partners (“Meridian”) has been acting as the HRC’s independent compensation consulting firm since October 2020.
Meridian’s mandate over the year was to review materials presented to the HRC and prepare materials at the request of the Committee Chair. More specifically during FY2022 they reviewed and recommended updates to CAE’s comparator group and also conducted the benchmarking of its executive and Board of Directors compensation. Furthermore, they advised on the design of the Company’s executive compensation programs. No CAE Director or officer has any affiliation with Meridian.
CAE’s management has also used the services of PCI Compensation Consulting (“PCI”) and FW Cook to assist with several analyses related to executive compensation.
While the HRC and the Board receive input from others, they are responsible for the design, application and oversight of CAE’s executive compensation programs.
The following table shows the fees related to executive compensation work paid by CAE to Meridian, PCI and FW Cook in FY2021 and FY2022.

	Meridian		PCI		FW Cook
	FY2022	FY2021	FY2022	FY2021	FY2022	FY2021
Executive Compensation	$228,708	$30,105	$27,308	$53,152	$193,090	–
All Other Fees	–	–	$2,000			–
Total	$228,708	$30,105	$29,308	$53,152	$193,090	–

CAE INC. | 2022 | Management Proxy Circular

Comparator Group

CAE’s comparator group for executive compensation purposes is reviewed periodically with the latest review completed in FY2022.	The comparator group includes companies that operate in at least one of CAE’s market segments, have a similar financial and operational footprint, or with which CAE competes for talent.
CAE’s comparator group comprises a mix of relevant Canadian and US companies. CAE’s business units compete within several market segments and not all CAE competitors are present in all the segments or provide segment-specific compensation disclosure relevant to CAE. The table below indicates the main services for which the comparator group companies were chosen.
The following criteria are also considered when selecting comparator group companies:
•    Head office location
•    Company size based on revenue and market capitalization
•    Companies with business operations outside of Canada, reflecting the fact that approximately 90% of CAE’s revenues are generated outside of Canada
•    Companies that compete with CAE for talent (in and outside of Canada) reflecting CAE’s multinational reality. (CAE recruits executive talent from the U.S. and internationally for certain of its business units. (Three of the CEO’s direct reports are based in the U.S.)
•    Companies with similar business profiles, specifically:
o    Size, generally 1/3x to 3x CAE on revenue and market capitalization
o    Business mix/industry similarity
o    Scale of operations outside home country
o    Talent requirements/primary competitors for talent

CAE INC. | 2022 | Management Proxy Circular

During FY2022, with the assistance of Meridian, the CAE comparator group was reviewed to ensure the companies in the group and underlying selection criteria are still relevant. As a result of this review, the following companies were added to the group: Booz Allen Hamilton, CACI International, CGI Inc., IDEX Corporation, and Nuance Communications. The following companies were removed from the group: AAR Corp., Crane Co., Cubic Corporation, Gildan Activewear, Linamar Corporation, Moog Inc., Shawcor Ltd., SNC-Lavalin Group, Stantec, TransDigm Group, Triumph Group, and Varian Medical Systems. The following is the list of comparator companies adopted by the HRC for FY2022:

	Aerospace	Med. Devices	Indus. Controls	IT/Software	Constr./Engin.	Other Services
Canadian Group
Air Canada	•
BRP Inc.						•
CGI Inc.				•		•
NFI Group						•
Open Text				•
WSP Global					•
US Group
AMETEK Inc.	•	•	•		•
Autodesk Inc.				•
Booz Allen Hamilton						•
CACI International				•		•
Cadence Design Systems				•	•
Curtiss-Wright Corp	•		•
Gartner Inc.				•
Hexcel Corporation	•		•		•
IDEX Corporation			•
Nuance Communications				•
Spirit Aerosystems Holding	•
Synopsys Inc.				•
Teledyne Technologies	•	•		•
Woodward Inc.	•		•

CAE utilizes the compensation data from each of the Canadian and the U.S. group of comparator companies for benchmarking purposes. Compensation values in USD for U.S. resident executives are converted at par.
Comparator group financials

	Comparator Group
	Revenue[1] ($M)	Market Cap[1] ($M)
P25	$3,132	$7,462
Median	$4,738	$17,248
P75	$6,317	$25,920
CAE	$3,371	$10,316
CAE Position	P33	P43

1    Based on the most recent annual reports.

CAE INC. | 2022 | Management Proxy Circular

Compensation Policy and Objectives
CAE’s executive compensation program consists of five main elements: base salary, short-term incentive, long-term incentives (Restricted Share Units, Performance Share Units and stock options), pension, and perquisites and benefits. The table below illustrates CAE’s compensation policy. Total target compensation is positioned at the median of the comparator group and is designed to result in above median compensation when performance so warrants.
Compensation Policy Summary

	Form	Plan Highlights	Plan Objectives	Policy
Base Salary	• Cash	• Fixed rate of pay • Annual review
•    Provide a base of regular income to attract and retain qualified leaders
•    Recognize scope and responsibilities of the position as well as the experience of the individual
•    Reward individual performance
• Set at the 50th percentile of the comparator group
Short-term Incentive (STIP)	• Cash
•    Annual award based on corporate and where appropriate, business unit metrics (75%) and personal objectives (KPIs) (25%) for the President and CEO and his direct reports
•    Executives can elect to receive a portion of or their entire STIP payment in the form of Executive Deferred Share Units
•    For other eligible employees, annual award based on corporate and business unit metrics multiplied by an individual performance multiplier

•    Reward the achievement of the Company’s financial and operational objectives
•    Reward the achievement of personal objectives aligned with an individual’s area of responsibility and role in realizing operational results
•    Drive superior individual and corporate performance
• Set at the 50th percentile of the comparator group but may result in paying above the median for superior performance
Long-term Incentive (LTIP)	• Performance Share Units (50% weight), Stock options (30% weight), Restricted Share Units (20% weight)[1]	• LTIP value is awarded in different medium to long-term compensation vehicles with both time and performance vesting based on achievement of longer-term financial objectives
•    Align management’s interests with Shareholder value growth
•    Reward the achievement of sustained market performance
•    Recognize future individual contribution and potential in the success of CAE
•    Attract and retain key talent
• Set at the 50th percentile of the comparator group but may result in paying above the median for superior performance
Pension	• Monthly pension in cash at retirement
•    Defined Benefit Plan for executives representing 2% of average 5 best years of earnings (salary plus STIP), multiplied by pensionable service
•    Supplementary Plan offered to the NEOs for pension rights exceeding limits for basic registered plans
			• Support retention of key executives	• Set consistent with historical approach
Perquisites and Other Benefits	• Employee Stock Purchase Plan (“ESPP”) • Perquisites
•    ESPP: Employees and executives may purchase CAE Shares up to 18% of their base salary; CAE matches 50% of the employee contributions, up to a maximum of 3% of the employee’s annual base salary
•    Perquisites: cash allowance to cover certain expenses, such as car, club membership and health spending account
			• Provide executives with a Share ownership building vehicle	• Set to be market competitive

1    As of FY2023, LTIP allocation will be weighted 60% PSUs, 20% stock options, and 20% RSUs.

CAE INC. | 2022 | Management Proxy Circular

The following illustrates the relative weight of each compensation policy element, at target:
President    Other NEOs
Base salaries

The base salaries of CAE’s executives are positioned at the median of the comparator group. While an executive’s salary is generally targeted at a specific range around the market median, such salary may vary depending on the individual’s performance and level of experience.
Base salaries are set to recognize the position’s scope and responsibilities, and individual experience and performance.
Base salaries are reviewed by the HRC** annually considering individual achievements, general performance, benchmark information and market conditions.
Annual short-term incentive program (STIP)

The STIP provides for an annual cash incentive for executives and management employees based on CAE’s consolidated performance and individual achievements (KPIs for the President and CEO and his direct reports).
The annual short-term incentive plan motivates the achievement of specific annual financial and operational results
Financial targets and KPIs are established by the Board of Directors for the President and CEO at the beginning of each fiscal year; the same financial targets apply for the STIP globally.
For all NEOs except the President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives, the STIP company multiplier component is based on CAE’s consolidated performance to reinforce collaboration across all regions and business units. In FY2022, for the President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives, the Company multiplier weighting between CAE consolidated and Healthcare performance was 50% and 25%, respectively, recognizing the added scope to the role and its expected contribution to both CAE and Healthcare. The focus on business results remains important and is reflected through the individual STIP multiplier for the business unit Group Presidents.
The split between CAE business results and individual KPIs for executives in FY2022 was 75% and 25% respectively.
Financial and non-financial targets were specifically based on the four metrics detailed below.
•    Adjusted Earnings per Share (“adjusted EPS”)*
•    Order Intake*
•    Free Cash Flow*
•    Customer Satisfaction

CAE INC. | 2022 | Management Proxy Circular

The respective weighting of each individual metric is as follows:
Why adjusted EPS*?
Intended to keep management focused on Earnings per Share achievement.
Why Order Intake*?
Demonstrates the level of growth in sales for the Company’s products and services, thus is a representation of future operational growth.
Why Free Cash Flow*?
A measure that ensures a focused effort to effectively manage our cash throughout the year and is a strong indicator of the financial health of the business.
Why Customer Satisfaction?
Supports CAE’s “Training Partner of Choice” value proposition, which is critical in ensuring sustained and continued business with CAE’s clients, thus further strengthening the Company’s market leader position for the future.
Short-term objectives for the President and CEO and his direct reports are set for the reporting business units as well as the corporate functions. These relate to, among others, quality measures, customer experience, operational efficiency, technology enhancements, risk management, and leadership development and employee engagement.
Short-term incentives are paid as cash bonuses based on a percentage of salary that varies depending on the level of responsibility. Actual STIP awards can range from zero to two times target levels depending upon the achievement of the previously noted performance metrics and personal objectives. Following a review at year-end that considers overall business and individual performance as well as other factors, the STIP payments for the President and CEO’s direct reports are approved by the HRC** and, in the case of the President and CEO, by the Board upon the HRC recommendation. Since FY2017, Canadian and US-based executives can elect to defer all or a portion of the STIP payment to the Executive Deferred Share Unit Plan. Such deferred amount is converted into a number of DSUs, one DSU being equal in value to one Common Share of CAE (see details under “Executive Deferred Share Unit Plan”).
The table below outlines FY2022 target and maximum short-term incentive levels by position:

	STIP Range as % of Base Salary
Position	Target	Maximum
President and CEO	125%	250%
Executive Vice President, Finance and Chief Financial Officer Group President, Civil Aviation Group President, Defense and Security President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives	75%	150%
Other Executives reporting to President and CEO	55%	110%

In accordance with the STIP terms, the overall corporate performance multiplier is capped at 100% if the adjusted EPS* result does not meet the target approved by the Board of Directors.

CAE INC. | 2022 | Management Proxy Circular

Long-term incentive plan (LTIP)

The LTIP is designed to reward executives for their contribution to the creation of Shareholder value. These awards are considered annually as part of the total compensation review. The value of the LTIP grants varies by the level of responsibility and is granted within the range detailed below, based on each executive’s performance as assessed by the HRC** and the Board.
CAE’s long-term incentive plan aligns management’s interests with Share price growth and related Shareholder value creation, and rewards sustained market performance.

	LTIP Range as % of Base Salary
Position	Minimum	Maximum
President and CEO[1]	300%	400%
Executive Vice President, Finance and Chief Financial Officer Group President, Civil Aviation Group President, Defense and Security President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives	100%	250%
Other Executives reporting to President and CEO	40%	150%

1     For FY2023 LTIP grants, the President and CEO LTIP target was changed from an LTIP range of 300% to 400% (with the target being at the midpoint of the range) to a fixed target of 485%.
For FY2022, CAE’s LTIP was comprised of Performance Share Units (“PSUs”), stock options and Restricted Share Units (“RSUs”). All NEOs were eligible for an annual grant under each of these plans, and awards were allocated as follows:
Starting in FY2023, LTIP allocation will be weighted 60% PSUs, 20% stock options, and 20% RSUs, as approved by the HRC.
Stock Options
The purpose of the Employee Stock Option Plan (“ESOP”) is to provide key employees of CAE with an opportunity to purchase Common Shares and to benefit from the related Share price appreciation, thus aligning closely the interests of such employees with those of Shareholders. Stock options increase the ability of CAE to attract and retain individuals with exceptional skills. The ESOP was amended on June 15, 2016 and approved by Shareholders at the 2016 Annual and Special Shareholder Meeting on August 10, 2016.
Since the Shareholders approved an additional 10,000,000 Shares under the ESOP at the 2016 Annual and Special Shareholder Meeting on August 10, 2016, the ESOP provides for the issuance of a maximum of 16,381,839 Common Shares upon exercise of stock options granted under the plan. The total maximum number of Shares available under the ESOP represents approximately 5% of CAE’s issued and outstanding Shares.
The HRC establishes rules and guidelines for the administration of the ESOP, selects the employees to whom awards are granted, determines the types of awards to be granted and the number of Shares covered by such awards, sets the terms and conditions of such awards and cancels, suspends and amends awards. The HRC has the sole discretion to make determinations under, and to interpret, the ESOP.

CAE INC. | 2022 | Management Proxy Circular

The number of stock options issued to each NEO under the ESOP varies as a percentage of the executive’s base salary divided by the fair value of a stock option at that time, which is determined by applying the Black-Scholes option-pricing valuation methodology. The number of outstanding stock options, as well as the other LTIP elements are considered by the HRC in determining how many new stock options may be granted in a fiscal year. During FY2022, stock options were granted to the NEOs and other key employees of CAE and its subsidiaries. CAE’s burn rate (the ratio of stock options granted vs CAE’s issued and outstanding Shares) was 0.23% in FY2022.

The plan permits stock option grants having a term of up to ten years (should the expiry date for a stock option fall within a blackout period or within nine business days following the expiration of a blackout period, such expiry date shall be automatically extended to the tenth business day after the end of the blackout period). However, stock options issued since FY2012 have a term of seven years. Vesting is incremental in 25% annual tranches, starting on the first anniversary date of the grant.

•    Option term: 7 years.
•    Vesting: 25% per year starting on the first anniversary date of the grant.
•    FY2022 burn rate (ratio of granted options during the year versus issued and outstanding Shares): 0.23%.

The ESOP permits, at the discretion of the HRC, the surrender and cancellation without re-issue of an in-the-money option for cash equal to the fair market value of the Share underlying the option less the option exercise price, in lieu of the Share itself (the fair market value of a Share shall be the closing price of a Share on the TSX on the trading day on which the election described above is made).
The ESOP includes the following provisions:

Eligibility	Any salaried employee of CAE or its subsidiaries is eligible to participate in the ESOP. The ESOP does not permit grants to non-employee Directors. Subject to ESOP provisions related to employee death, retirement, or termination without cause, no option granted under ESOP may be exercised unless that employee wishing to exercise such option is currently employed by CAE or one of CAE’s subsidiaries and has served continuously in such capacity since the date of the grant of such option. The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Limitations on Grants	An ESOP participant (which may include an employee management insider of CAE) may not hold options on more than 5% (on an undiluted basis) of the issued and outstanding Common Shares. The number of Common Shares issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares.
Exercise Price	The weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the grant date shall be presumed to be the sixth trading day following the end of such blackout period).

CAE INC. | 2022 | Management Proxy Circular

Termination of Employment
Death: options may be exercised to the extent that the optionee was entitled to do so at the time of death. The options can be exercised only during the period expiring on the day that is earlier of six months following the date of death and the option termination date.
Retirement: all unvested options shall continue to vest following the retirement date. Such retired optionee shall be entitled, (a) to exercise any vested options held as of the retirement date until the termination date for each such option; and (b) to exercise any options vesting after the retirement date only during the 30-day period following the vesting date of the post retirement vesting options, after which any such options which remain unexercised shall expire.
Involuntary termination for cause: each unvested option shall terminate and become null, void and of no effect on the date on which the optionees ceases to serve the Company.
Involuntary termination without cause and resignation: the optionee has the right for a period of 30 days (or until the normal expiry date of the option if earlier) from the date of ceasing to be an employee to exercise his or her option to the extent that he/she was entitled to exercise it on the date of ceasing to be an employee. Upon the expiration of such 30-day period (subject to extension if the end of the period falls within a blackout period), each option shall terminate and become null, void and of no effect on the date on which such optionee ceases to serve the Company.

Transferability/ Assignment of Options	Options are not transferable or assignable otherwise than by will or by operation of estate law.
Financial Assistance	The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Amendments	The ESOP provides that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances. The ESOP specifies in what situations Shareholder approval is required.

CAE INC. | 2022 | Management Proxy Circular

Amendments not Requiring Shareholder Approval
The HRC has the authority, in accordance with and subject to the terms of the ESOP, to amend, suspend or terminate the ESOP or any option granted under the ESOP without obtaining Shareholder approval to:
(a)    (i) amend any terms relating to the granting or exercise of options, including the terms relating to the eligibility for (other than for non-executive Directors) and limitations or conditions on participation in the ESOP, the amount and payment of the option price (other than a reduction thereof) or the vesting, exercise, expiry (other than an extension of the termination date except as contemplated in the ESOP), assignment (other than for financing or derivative-type transaction purposes) and adjustment of options, or (ii) add or amend any terms relating to any cashless exercise features;
(b)    amend the ESOP to permit the granting of Deferred or Restricted Share Units under the ESOP or to add or amend any other provisions which result in participants receiving securities of the Company while no cash consideration is received by the Company;
(c)    make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any applicable stock exchange;
(d)    correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any option or make amendments of a “housekeeping” nature;
(e)    amend any terms relating to the administration of the ESOP; and
(f)    make any other amendment that does not require Shareholder approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements;
provided such amendment, suspension or termination (i) does not adversely alter or impair any previously granted option without the optionee’s consent and (ii) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.

Amendments Requiring Shareholder Approval
The ESOP provides that Shareholder approval is required to make the following amendments:
(a)    increase the maximum number of Shares issuable under the ESOP, except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(b)    increase the number of Shares that may be issued to insiders or to any one optionee under the ESOP, in both cases except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(c)    allow non-employee Directors to be eligible for awards of options;
(d)    permit any option granted under the ESOP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

CAE INC. | 2022 | Management Proxy Circular

Amendments Requiring Shareholder Approval (continued)
(e)    reduce the exercise price of an option after the option has been granted or cancel any option and substitute such option by a new option with a reduced exercise price granted to the same optionee, except in the case of an adjustment pursuant to Article VIII of the ESOP;
(f)    extend the term of an option beyond the original expiry date, except in case of an extension due to a blackout period;
(g)    add a cashless exercise feature payable in cash or Shares, which does not provide for a full deduction of the number of underlying Shares from the ESOP reserve;
(h)    add any form of or amendment to financial assistance provisions in the ESOP which is more favourable to optionees; and
(i)    amend any provisions to the amendment provisions of the ESOP.

Change of Control	In the circumstances of a change in the beneficial ownership or control over the majority of the Shares of CAE or the sale of all or substantially all of CAE’s assets, the vesting of all options issued would be accelerated.
Adjustments	If certain corporate events affect the number or type of outstanding Common Shares, including, for example, a dividend in stock, stock split, stock consolidation or rights offering, adjustments will be made to the terms of the outstanding option grants as appropriate in such circumstances.

A copy of the ESOP can be accessed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
The below chart is based on March 31, 2022 information. As of that date, the weighted average remaining contractual life for the outstanding options was 4.50 years.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Percentage of CAE’s Outstanding Share Capital Represented by Such Securities	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in 1st Column)	Percentage of CAE’s Outstanding Share Capital Represented by Such Securities
Employee Stock Option Plan	6,783,444	2.14%	$25.08	3,152,999	0.99%

The following table details the annual burn rate for the last three fiscal years ended March 31:

	2022	2021	2020
Annual burn rate	0.23%	0.99%	0.50%

This burn rate indicates the number of Stock Options granted in each year as a percentage of the weighted average number of securities outstanding in the applicable fiscal year. CAE monitors its long-term dilution by limiting the equity compensation to reasonable awards under the ESOP.

CAE INC. | 2022 | Management Proxy Circular

Performance Share Unit Plan

In FY2015, CAE adopted a Performance Share Unit Plan (“PSUP”) for executives and senior management of CAE and its subsidiaries. The PSUP helps ensure that executives’ long-term incentive compensation includes an element directly tied to the achievement of the CAE strategic plan.
The determination of the number of PSUs to be granted to a participant is made by dividing the dollar value of the PSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the grant date shall be presumed to be the sixth trading day following the end of such blackout period).

•    PSUP directly ties CAE executives to the achievement of the CAE strategic plan.
•    PSU is equal in value to one Common Share of CAE.
•    PSUP is non-dilutive as all vested PSUs are paid out in cash.
•    Vesting: 3-year cliff subject to the achievement of set performance criteria and the participant’s continued employment with CAE.
•    Performance condition: Financial targets as set in the 3-year strategic plan approved by the Board.
•    Maximum payout multiplier set at 200%.

A PSU is equal in value to one Common Share of CAE. PSUs vest three years from the grant date, provided the participant is still employed by the Company on the vesting date and subject to achievement of the financial targets as set in the 3-year strategic plan approved by the Board. The performance against the financial targets is determined each year and a final PSU payout multiplier is applied as follows:
However, the final payout is only issued at the end of three years, provided the participant is still employed by the Company on the third anniversary of the grant date. This change was introduced to promote continuous improvement in our performance against the strategic plan and to improve the retention value of the plan.
In FY2022, the PSUP was modified and is now comprised of two financial metrics, adjusted EPS and revenue (calculated as the sum of CAE consolidated revenues and revenues from joint ventures, irrespective of CAE’s interest in such joint ventures), weighted 75% and 25%, respectively. Three-year financial targets are determined on the basis of the strategic plan approved by the Board of Directors and payout grids are set for each metric and approved by the HRC. For each metric, the target rate of granted units is multiplied by a factor ranging from 0% to 250%. The overall payout multiplier continues to range from 0% to 200%.
PSUP participants are entitled to receive their vested PSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, Qualifying Event date or such other date as may be determined by the Committee from time to time.
The PSUP is an unfunded plan and non-dilutive as all vested PSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of PSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

CAE INC. | 2022 | Management Proxy Circular

Restricted Share Unit Plan

In FY2015, CAE adopted a time-based Restricted Share Unit Plan (“RSUP”) for executives and senior management of CAE and its subsidiaries. The determination of the number of RSUs to be granted to a participant is made by dividing the dollar value of the RSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).
• RSU is equal in value to one Common Share of CAE. • RSUP is non-dilutive as all vested RSUs are paid out in cash. • Vesting: 3-year cliff subject to the participant’s continued employment with CAE.

The RSU is equal in value to one Common Share of CAE. RSUs are granted for a three-year period and vest on the third anniversary of the grant based on the participant’s continued employment with CAE until that time. RSUP participants are entitled to receive their vested RSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, Qualifying Event date or such other date as may be determined by the Committee from time to time.
The RSUP is an unfunded plan and non-dilutive as all vested RSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of RSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.
Executive Deferred Share Unit Plan
In FY2017, CAE adopted an Executive Deferred Share Unit Plan (“Executive DSUP”). The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to help them build their share ownership in CAE, thus promoting a greater alignment of interests between the executives and the Shareholders of the Company.

Under the Executive DSUP, Canadian and US-based executives can elect to defer a portion of or their entire short-term incentive payment to the Executive DSUP on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the volume weighted average price of the Common Shares on the TSX during the last five trading days prior to the date on which such incentive compensation becomes payable to the executive. If the five-trading-day period falls within a blackout period, then the volume weighted average price is calculated based on the five-trading day period following the end of such blackout period.

•    Executive DSUP helps our executives build their Share ownership in CAE.
•    Allows for elective deferral of STIP to DSUs.
•    DSU is equal in value to one Common Share of CAE.
•    DSUs are only payable when the executive leaves CAE.
•    Executive DSUP is non-dilutive as all DSUs are paid out in cash.

A DSU is equal in value to one Common Share of CAE. The DSUs accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. The DSUs are only payable when the executive leaves the Company. Upon or within a defined period following the termination of their employment, DSU holders are entitled to receive a lump sum cash payment equal to the number of DSUs credited to their account as of that date multiplied by the Fair Market Value of one (1) Common Share on the Settlement Date.

CAE INC. | 2022 | Management Proxy Circular

Inactive Equity-Based Plans with Legacy Participants
Some NEOs have outstanding participation in the following long-term incentive plans, which are no longer active (no further awards are made under the plans) but have yet to be fully paid out.
Fiscal 2005 Deferred Share Unit Plan
CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“LTUP”) in FY2005 that, as amended from time to time, applies to all grants made thereafter.
Deferred Share Units (“LTUs”) vest in 20% increments over five years, commencing one year after the grant date. LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment. No LTUs have been granted by CAE after FY2014.
Fiscal 2004 Deferred Share Unit Plan
In FY2004, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its subsidiaries to partially replace the grant of options under CAE’s ESOP. No FY2004 Long-Term Incentive Deferred Share Units (“FY2004 LTUs”) have been granted by CAE since FY2004. All FY2004 LTUs are fully vested for remaining plan participants. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. FY2004 LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment.
Pension, Benefits and Perquisites
Pension Benefits

Eligible employees participate in the Retirement Plan for Employees of CAE Inc. and associated companies. Executives at a vice president level and higher participate in the Pension Plan for Designated Executive Employees of CAE Inc. and associated companies (the “Designated Pension Plan”), and in the Supplementary Pension Plan of CAE Inc. and associated companies (the “Supplementary Pension Plan”). The Designated Pension Plan is a defined benefit plan to which CAE and participants contribute.

•    Promote long-term employment with the Company.
•    Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
•    No extra years of service are generally granted under the pension plans.

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. See Section 7 – “Executive Compensation – Pension Arrangements” for details about the value of the accrued benefit to each of the NEOs. Except as discussed in “Change in Control Contracts” below, CAE does not grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon compliance with non-competition and non-solicitation clauses.
Employee Stock Purchase Plan

Under the CAE Employee Stock Purchase Plan, employees may make contributions towards the purchase of Common Shares of up to 18% of their annual base salary. Under the plan, CAE contributes $1 for every $2 of employee contributions, to a maximum contribution of 3% of the participant’s annual base salary.
• Provide employees with a Share ownership building vehicle and a savings vehicle beyond the pension plan.
Change in Control Contracts
All NEOs are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is terminated without cause within two years following the change of control. This is to safeguard the Company’s normal course of business in case of change of control. See Section 7 – “Executive Compensation – Termination and Change of Control Benefits” for a summary of the impact of various events on the different compensation programs for the NEOs and details about the approximate incremental value that could be realized by a NEO following termination or a change of control event.

CAE INC. | 2022 | Management Proxy Circular

Perquisites
Flexible perquisites provide executives with a cash allowance to cover certain expenses such as vehicle expenses, club memberships, personal legal and tax advice, and a health spending account. Such allowance is typical for senior executive positions and is capped at predetermined levels by position.
Executive Share Ownership Requirements
Under CAE’s Share Ownership Guidelines Policy, each executive is expected to own a minimum equity ownership in the Company. The value of the required holdings includes Common Shares, units under the DSUP and LTUP, as well as 50% of the units under the RSUP:

Executives	% of Base Salary
President and CEO	500%
Executive Vice President, Finance and CFO Group President, Civil Aviation Group President, Defense and Security President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives	250%
Other Executives reporting to President and CEO	200%

The required holding may be acquired over a five-year period from the date of hire or promotion to the executive position. The Share ownership requirements are tested monthly until the requirement is met. At the time the required Share ownership value is reached, the minimum number of Shares/units to be held by the executive is locked-in and the executive is required to hold at least this number of Shares/units until retirement or termination of employment.

In addition, for each option exercise, the President and CEO, has agreed to, and the Group President, Civil Aviation, the Group President, Defense and Security, the Executive Vice President, Finance and CFO, as well as the President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives must retain ownership or control over CAE Shares equivalent in value to 25% of the net profit realized on such option exercise for the duration of their employment with CAE. This policy encourages all key executives to hold a meaningful ownership interest in CAE to further align their interests with those of our Shareholders.

•    Share ownership requirements must be achieved within 5 years from hire or promotion to executive position.
•    Only Common Shares, DSUs and 50% of RSUs are included.
•    President and CEO, Group President, Civil Aviation, Group President, Defense and Security, and CFO retain 25% of the net profit realized from option exercise in CAE Shares for the duration of their employment at CAE.

As of March 31, 2022, three NEOs held CAE Shares and units under the DSUP, LTUP and RSUP in excess of the ownership guidelines. The table below sets forth the minimum number of Shares/units to be held by the NEOs who have already met the requirement, the required value in dollars to meet the ownership guidelines and the actual value held as a percent of the annual base salary.

NEO	Share Ownership Requirement as Percent of Salary (%)	Ownership Status	Target Date	Number of Shares/Units to be Held Once Requirement Met (#)	Value Required to Meet Guidelines[1] ($)	Completion to Meet Share Ownership Guidelines (%)	Value Held in Shares/ Units[2] ($)	Value of Shares/ Units Held as Percent of Salary[3] (%)
Marc Parent	500	Already Met	N/A	286,858	N/A	100	20,372,566	1,698
Sonya Branco	250	Already Met	N/A	36,553	N/A	100	1,574,862	292
Nick Leontidis	250	Already Met	N/A	65,044	N/A	100	9,030,349	1,671
Daniel Gelston	250	Time to Meet	August 2025	51,131	1,644,973	21	339,479	52
Heidi Wood	250	Time to Meet	April 2025	51,131	1,644,973	18	300,808	46

1    Not applicable if the share ownership requirement is already met.
2    Calculated based on the number of Shares, DSUs, LTUs, and 50% of RSUs held as of March 31, 2022 and the average closing Share price during five trading days preceding March 31, 2022 ($32.17) in accordance with the Share Ownership Guidelines Policy.
3    Calculated based on the annual base salary as of March 31, 2022. For Mr. Gelston and Ms. Wood, the base salary was converted to Canadian dollars using the FY2022 average exchange rate of $1.25.

CAE INC. | 2022 | Management Proxy Circular

The following table details the total value of all accumulated Common Shares, LTUs and RSUs of the President and CEO as of March 31, 2022. The table excludes PSUs and stock options as their ultimate value is uncertain.

Equity Instrument	Number of Units[1] (#)	Total Value[2] ($)
Common Shares	312,503	10,168,848
FY2004 LTUs	42,985	1,398,732
LTUs	232,111	7,552,892
RSUs[3]	91,280	2,970,251
Total	678,879	22,090,723

1    Represents the number of all Common Shares, LTUs and RSUs held as of March 31, 2022.
2    The total value disclosed is calculated by multiplying the number of Shares/units by the closing price of the Common Shares on the TSX on March 31, 2022, which was $32.54.
3    RSUs are subject to a time-vesting condition, specifically vesting three years from the grant date.

Risk Mitigation

The HRC and the Board of CAE believe that executive compensation should be contingent on performance relative to pre-established targets and objectives. Also, management must achieve targets and objectives in a manner consistent with legal standards, as well as CAE’s ethical standards and internal policies. The HRC and the Board regularly review the Company’s compensation policies and practices to ensure that they do not encourage inappropriate risk-taking.
There are numerous risk management practices in place to ensure CAE compensation programs do not encourage inappropriate short-term risk-taking behaviors, but rather focus on long-term Shareholder value creation.
The HRC conducts an annual compensation risk assessment with the assistance of its independent compensation consulting firm Meridian to identify potential risks associated with CAE’s compensation programs, practices and policies. In FY2022, the assessment concluded that the risks associated with the compensation programs are reasonably unlikely to have a material adverse effect on the Company.
The following characteristics of our compensation program in FY2022 were identified as having risk-mitigating effects:
•    Our mix of short, medium and longer-term compensation encourages CAE executives to take a balanced view and mitigates against excessive risk-taking or overly conservative behavior.
•    Our emphasis on long-term performance: at target, only 16% to 17% of a NEO’s target total direct compensation is tied to short-term results (annual short-term incentive award), while 40% to 56% is tied to long-term incentives (PSUs, stock options and RSUs). For purpose of this paragraph, target total direct compensation is defined as the sum of base salary, target STIP and target LTIP.
•    Our cap on NEO annual short-term incentive awards is directly linked to, and determined by, overall corporate financial performance (as measured by the STIP financial targets) and individual performance, so the NEO cannot reap an excessive reward based only on his/her own performance against financial or other targets. The STIP performance targets balance profitability and growth.
•    Threshold level of corporate performance and a cap on annual incentive awards provide that the annual short-term incentive award payout can be zero, if minimum threshold levels of corporate and individual performance are not met and is capped at 200% where corporate and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking. Moreover, for the annual short-term incentive award, the corporate performance multiplier is capped at 100% if the adjusted EPS target is not met.
•    Our clawback policy for executives provides that CAE may seek repayment of incentive compensation for years in which financial results are restated as a result of the executive’s fraudulent or intentional misconduct or in the event of the executive misconduct constituting cause for dismissal (such as, but not limited to, a breach of the CAE Code of Business Conduct or a breach of employment duties or obligations to the Company), or following a breach by the executive of his/her post-employment duties and obligations to the Company.

CAE INC. | 2022 | Management Proxy Circular

•    Our anti-hedging policy prohibits executives from purchasing or otherwise entering into financial instruments, including prepaid variable forward contracts, instruments for the short sale or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably have the effect of monetizing equity awards or hedging or offsetting a decrease in the market value of any CAE securities.
•    The President and CEO has agreed to, and the Group President, Civil Aviation, the Group President, Defense and Security, the President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives as well as the Executive Vice President, Finance and CFO must retain ownership or control over CAE Shares equivalent in value to 25% of the net profits from any option exercise until their retirement or termination. This reduces the risk of short-term maneuvers designed to temporarily lift the CAE Share price to the detriment of sustainable long-term results.
•    CAE’s Corporate Policies and Procedures preclude individual executives from acting unilaterally without approval in the case of material transactions identified in those policies.
•    Our Share Ownership Guidelines Policy for the NEOs to own multiples of their annual base salary in CAE Shares (see Section 7 – “Executive Compensation – Executive Share Ownership Requirements” above for details). This, together with annual LTIP awards with overlapping vesting, discourages excessive short-term risk-taking given the executives’ exposure to the longer-term CAE Share price movements through both their direct ownership and LTIP.
•    Optional deferral of the annual short-term incentive to the Executive DSUP further aligns the executives with the long-term interests of our Shareholders through additional exposure to the long-term CAE Share price movements.
•    Use of an independent compensation consultant ensures that the HRC gets regular independent advice on our executive compensation programs and processes and validates the plans’ alignment with our pay-for-performance philosophy and market best practices.
After considering the overall compensation program and taking into account both its knowledge of the past performance of the CAE management team and the nature of CAE’s various businesses, the HRC is not aware of any risks arising from the CAE’s compensation policies and practices that would be reasonably likely to have a material adverse effect on CAE.
Determination of the NEOs’ Compensation in FY2022
Base salary
The salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policy, and are reviewed and approved, in the case of the President and CEO, annually by the independent members of the Board of Directors. The HRC** reviews benchmark data to ensure that the President and CEO’s and his direct reports’ total direct compensation (base salary, short-term and long-term incentives) are in line with CAE’s compensation philosophy.
Short-Term Incentive Plan – Corporate and individual performance
75% of short-term incentive awards for the President and CEO and other NEOs, except the President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives, is based on the achievement of CAE performance metrics, namely adjusted EPS, Free Cash Flow, Order Intake and Customer Satisfaction. For the President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives, the short-term incentive award is based on CAE corporate performance metrics and Healthcare performance metrics, weighted 50% and 25% respectively. Details on these metrics are described under Section 7 – “Executive Compensation – Annual Short-Term Incentive Program”.

CAE INC. | 2022 | Management Proxy Circular

The table below illustrates the respective weights given to each FY2022 CAE corporate performance metric, as well as the actual results and related payout levels.

	Weighting	Threshold	Target	Maximum	Achieved	Payout Level
Metrics		0%	100%	200%
Adjusted Earnings per Share[1,2]	50%	$0.67	$0.80	$0.93	$0.84	70%
Free Cash Flow[2]	20%	$32.7M	$132.7M	$232.7M	$341.6M	40%
Order Intake[2]	20%	$2,911.3M	$3,639.2M	$4,367.0M	$4,091.2M	33%
Customer Satisfaction	10%	Various Customer Satisfaction Indices				11%
Weighted Average STIP Payout						154%

1    If the adjusted EPS target is not met, the corporate performance multiplier is capped at 100%.
2     Non-GAAP and other financial measures (see Appendix B).
The Healthcare business delivered record results in FY2022. Its performance metrics consisted of stretch targets with respect to adjusted Segment Operating Income, Revenue and Customer Satisfaction. Actual targets and results are not disclosed given the sensitive competitive nature of this information. The HRC approved an adjustment to the Healthcare business STIP payout grid by taking into account the impact of a product discontinuation. The FY2022 payout for the Healthcare business unit has been set to 111%, (inclusive of CAE Financial results). Without this adjustment, the STIP payout would have been 99%.
The remaining 25% of the NEOs’ annual incentive is awarded based on them achieving their business unit or function pre-determined individual objectives. As with other performance measures, such achievement is translated into an individual performance factor that ranges from 0% to 200%. For FY2022, the individual performance factor for NEOs varied between 100% and 200%. The HRC determined the President and CEO’s individual performance factor to be 200% which was recommended to and approved by the Board. The HRC** reviewed and approved the President and CEO’s recommendations on the individual performance factors for his direct reports following a detailed discussion about corporate and individual performance (described in detail in the next section).
The table below sets out the STIP targets, maximums and actual payout levels for the NEOs earned for FY2022, expressed as a percentage target:

NEO	Position	Target	Max as a % of Target	Actual Payout Level
Marc Parent	President and CEO	125%	200%	165%
Sonya Branco	Executive Vice President, Finance and CFO	75%	200%	160%
Nick Leontidis	Group President, Civil Aviation	75%	200%	165%
Daniel Gelston	Group President, Defense and Security	75%	200%	165%
Heidi Wood	President, CAE Healthcare and Executive Vice-President, Business Development and Growth Initiatives	75%	200%	131%

CAE INC. | 2022 | Management Proxy Circular

Long-Term Incentive Plan
FY2022 LTIP Grants
The table below sets out the LTIP ranges and actual awards to the NEOs granted for FY2022, expressed as a percentage of salary.

		LTIP Range		Actual Grant
NEO	Position	Minimum	Max
Marc Parent	President and CEO[1]	300%	400%	400%
Sonya Branco	Executive Vice President, Finance and CFO	100%	250%	250%
Nick Leontidis	Group President, Civil Aviation	100%	250%	250%
Daniel Gelston	Group President, Defense and Security	100%	250%	200%
Heidi Wood	President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives	100%	250%	250%

1    For FY2023 LTIP grants, the President and CEO LTIP target was changed from an LTIP range of 300% to 400% (with the target being at the midpoint of the range) to a fixed target of 485%.
FY2019 PSU Payouts
The vesting of the PSUs granted in FY2019 was tied to the performance of CAE adjusted EPS compared to predetermined target at the end of FY2021. As per the terms of the FY2019 PSUP, the HRC reviewed CAE’s adjusted EPS performance for the fiscal year ended March 31, 2021 and approved the following results for Performance Share Units granted in FY2019:

	Threshold	Target	Maximum	Achieved	Payout Level
PSU Payout	0%	100%	200%
Adjusted EPS* FY2021	$0.05	$0.25	$0.55	$0.47
PSU Payout					163%

* Non-GAAP and other financial measures (see Appendix B).
The actual amounts paid to each eligible NEO in FY2022 are disclosed in the table “Incentive Plan Awards – Value Vested or Earned During the Year”.

CAE INC. | 2022 | Management Proxy Circular

President and CEO – FY2022 Accomplishments
The individual performance assessment for the President and CEO is based on specific objectives which focus on growth, profitability, employee engagement and social impact. These objectives are set at the start of the year, by the President and CEO in consultation with the Chair of the Board and are then reviewed by the HRC and approved by the Board. These objectives are set on a basis that is expected to be challenging to achieve.
At the end of the year, the President and CEO prepares a detailed written self-evaluation report on his performance against the pre-set objectives. This report includes a candid assessment of the President and CEO’s performance against the objectives. This evaluation is reviewed by the HRC and the Board to assess his individual performance. Based on the HRC’s assessment of performance against these objectives, the HRC approves and recommends to the Board for approval, an individual performance factor for short term incentive plan purposes.
Main targets and objectives for FY2022 and related results of Marc Parent, the President and CEO, are set out below:

1.    Accelerate Technological Innovation
•    Launched the CAEImagine innovation initiative to drive faster technology development and idea generation across the Company.
•    Introduced new advances in training technologies (e.g. Augmented and Mixed Reality solutions) to serve the growing Advanced Air Mobility (AAM) market. Additionally, signed agreements with several eVTOL OEMs in the AAM including Beta, Jaunt, Joby and Volocopter.
•    Expanded adoption of CAE RiseTM, the Company’s proprietary data/AI-driven training platform used to advance the frontier of pilot proficiency and training.
•    Demonstrated ground-breaking capabilities in the field of synthetic environments with demonstrations of CAE’s dynamic scenario modelling capability at both DSEI 2021 and I/ITSEC 2021.
•    Leveraged combined R&D efforts of CAE and the recently acquired L3Harris Technologies’ Military Training business to bring “best of breed” solutions to market.

2.    Grow Share and Expand Headroom
•    Revenue of $3.4B, 13% higher compared to last year (23% higher compared to last year, excluding contribution from the CAE Air1 ventilators in FY2021).
•    Adjusted SOI* of $445M, 58% higher compared to last year.
•    Adjusted EPS* of $0.84 (79% higher compared to last year) and exceeded plan of $0.80.
•    Order intake* of $4.1B; Book-to-sales of 1.21x, exceeding the plan target order intake* of $3.6B.
•    Free cash flow* of $342M generated in FY2022.
•    Excellent performance on cash flow from strong conversion of earnings to cash flow and significant focus on non-cash working capital* optimization.
•    Achieved identified synergy targets resulting from the integration of the L3Harris Technologies’ Military Training acquisition, Furthermore, the acquisition, the largest in CAE’s history, has been a success story in terms of welcoming the former L3Harris Technologies’ employees into CAE, effectively integrating the two cultures and ensuring key talent was retained. The acquisition has firmly established CAE as #2 in the global defence training marketplace.
•    The successful acquisition of Sabre’s AirCentre airline operations portfolio which supports the acceleration of CAE’s strategy to expand its digital ecosystem for end-to-end flight operations management, broadening offerings to global airline customers. The deal dramatically enhances technology offerings and builds upon previous acquisitions of RB Group and Merlot Aero.
•    Through the Company’s expanded technology suite, it has dramatically increased the number of client touchpoints from approximately two per year in training, to nearly 2 million individual touch points each day.
•    Raised $1.1B in funding ($300M USD debt, $700M CAD equity) to fund internal and external investments as noted above. Significantly strengthened CAE’s Washington Operations function with the hiring of key talent to lead efforts that increased CAE’s presence and engagement in the Washington DC environment, helping to advance our strategic initiatives.

CAE INC. | 2022 | Management Proxy Circular

3.    Adapt Business to post-COVID Era
•    Continued to mitigate operational disruptions with COVID crisis management and evolved remote working capabilities to deliver high-quality customer experience despite COVID-related challenges.
•    Conducted a large-scale restructuring program, for which we expect to realize annual recurring cost savings of approximately $70 million annually.
•    Optimized Civil training network and global operations in preparation for recovery in customer demand.
•    Completed the acquisition of L3Harris Technologies’ Military Training business, transforming the Company’s capability set and customer reach in the global defense training marketplace.
•    Demonstrated our ability to strategically position the Company to emerge bigger, stronger, and more profitable from the pandemic.

4.    Attract and Develop Talent
•    Successfully managed our COVID response, including challenges related to vaccination mandates in various jurisdictions globally. Focus at all times was the safety and well-being of our employees, customers and visitors.
•    Launched an initiative designed to advance our High-Tech culture evolution. Engaged the executive team and other employees across the organization to identify key organizational traits we wish to develop in support of our culture evolution, along with key activities that will visibly support this evolution.
•    Completed a full review of our incentive programs to more effectively align with our growth strategy and our focus on evolving towards a high-tech organization. Plan recommendations have been approved and will be implemented in FY2023.
•    Completed an initiative to identify the top 50 critical roles across the organization and implement a leadership assessment with the incumbents in these roles. The assessments were very useful in helping to identify the areas of opportunity for development and improvement as well as ways to better leverage the individuals strengths. The initiative supports the development of our leaders, facilitates our succession planning activities and provides data and insights that we have compiled to help us create development initiatives that would strengthen CAE’s broader leadership teams at all levels within the organization.
•    Continued implementation of the Company’s Wellness strategy included mental health training for leaders, the launch of our R-U-OK? program in support of employees mental health as well as addressing physical well-being through a series of physical wellness challenges globally. Additionally, learning sessions were offered to employees that provided insights and awareness in a number of areas to support employee wellbeing including nutrition, importance of sleep and work-life balance strategies. Our employee feedback tool, Office Vibe, showed a marked improvement in our employee wellbeing scores despite the many challenges in FY2022 related to the pandemic and other macro events.
•    Completed FY2022 well ahead of a key diversity target to increase the number of diverse senior leaders by 10%. In line with a committed approach across the organization and refined recruiting practices, we achieved an increase of 20.7% in the number of diverse senior leaders, including the filling of 6 of 8 newly created Vice President positions with diversity candidates. We reached our target that women represent at least 30% of executive officers by 2022 when three (3) out of ten (10) members of our Executive Management Committee were women. Following the expansion of the Executive Management Committee, a new target was set that at least 33% of executive officers are part of certain diversity groups (including women, persons with disabilities, Aboriginal/Indigenous peoples, members of visible minorities and the LGBTQ2+ community) by 2025.
•    CAE selected for the Bloomberg Gender-Equality Index for a fourth consecutive year and achieved the silver level of the Parity Certification from Women in Governance for a second year.
•    Launched our 75th Anniversary celebration with all of our employees globally. The anniversary celebration, which will continue over the course of FY2023, engages our employees, highlights and recognizes our ONE CAE culture, acknowledges our successful history and celebrates our future including our evolution as a high-tech organization.

CAE INC. | 2022 | Management Proxy Circular

5.    Bolster Social Impact
•    Leveraged CAE leadership position as the first carbon neutral Canadian aerospace company and kicked-off carbon reduction initiatives.
•    Enhanced our CSR reporting with an alignment with SASB (Sustainability Accounting Standards Board) for the second time.
•    CAE’s leadership in the Industry for Vaccination coalition that led to 400,000 doses of COVID-19 vaccines being administered through 27 company hubs in Quebec was recognized. Our social impact was recognized externally and generated a strong sense of pride for the CAE employees.
•    Issued a Supplier Code of Conduct to share our ESG commitment with our suppliers and contractors.
•    Launched of CAE’s 75th anniversary festivities which connected very well with our employees globally as well as a new intranet CAE360 which allows CAE to more effectively communicate with our employees while making information more readily accessible to our people.
•    Developed a new branding strategy including the new logo, new brand messaging and the development of new tools to be used in support of the strategy such as the new corporate video.

CAE INC. | 2022 | Management Proxy Circular

Other NEOs – FY2022 Accomplishments
As previously discussed, this section paints a portrait of the major achievements of each NEO for FY2022. These were the main key performance indicators (KPIs) in determining the individual performance multiplier applicable to their annual incentive awards.

Sonya Branco Executive Vice President, Finance and Chief Financial Officer
•    Ms. Branco continued to provide a solid level of financial stewardship to CAE in FY2022, which was particularly critical as we managed through the many fiscal challenges posed by the pandemic and other geopolitical events. Ms. Branco worked closely with the business unit leaders to establish challenging objectives in the midst of the ongoing pandemic and the resulting impacts to our business. Ms. Branco played a leadership role in achieving strong financial performance for CAE in FY2022, despite the difficult environment and supported the business in meeting or exceeding several challenging financial targets, including very strong Free Cash Flow*, adjusted EPS* and order intake*.
•    Ms. Branco played a leadership role in the acquisitions completed this fiscal year including the due diligence, closing and integration of L3Harris Technologies‘ Military Training business and the acquisition of Sabre’s AirCentre airline operations portfolio. Particularly challenging given the complexity of transactions and the number of M&A that occurred over the past 12 months. Ms. Branco and her team were also instrumental in the various partnership agreements and outsourcings that have been concluded or are in the final stages of negotiation.
•    Ms. Branco led the financing activities with $1.1Bn if funding ($300M USD debt, $700M CAD equity) to finance the acquisition of L3Harris Technologies’ Military Training business and the pipeline of other investment opportunities.
•    Ms. Branco led the financing activities with $1.1Bn of funding ($300MUSD debt, $700M CAD equity) to finance the acquisition of L3Harris Technologies’ Military Training business and the pipeline of other investment opportunities.
•    Ms. Branco was one of the key leaders on project Crossroads. Project Crossroad represents several projects under a transversal umbrella initiative undertaken during the COVID-19 pandemic with the objective of strengthening CAE’s competitive edge and reinforcing our position as a high-tech company to better meet our customers’ needs. Ms. Branco played an important part in identifying and achieving annual recurring structural cost reductions in FY2022 by approximately $70 million annually.
•    Ms. Branco was highly involved in our efforts to secure government R&D funding in FY2022. The R&D funding totaled $340M and will be instrumental in our R&D efforts in the coming years.
•    Under her leadership, the finance organization achieved 100% retention of identified high potential employees, improved employee engagement and wellness levels as measured by our employee engagement survey, in a very difficult environment.

CAE INC. | 2022 | Management Proxy Circular

Nick Leontidis Group President, Civil Aviation
•    In a very challenging commercial aviation environment Mr. Leontidis delivered strong financial performance:
o    Excellent SOI performance, despite a challenging revenue environment in certain regions in which our Civil team operates, with impacts from the pandemic extending longer than anticipated.
o    Strong order intake* performance resulted in a book to sales of 1.25X vs a budget of 0.88X and exceeded Free Cash Flow* targets for the Civil business unit.
o    Obtained contracts during FY2022 for 48 Full Flight Simulators despite a high level of uncertainty in the marketplace.
•    Mr. Leontidis had good success in expanding training partnerships with several airlines including Air Canada, WestJet, SAS, GoJet and American Airlines. He expanded commercial training agreements with Boeing, Airbus and Embraer.
•    Mr. Leontidis led the acquisition of Sabre’s AirCentre airline operations portfolio, a very complex acquisition, requiring us to stand up the support functions organizations and the sales and business development teams, to establish CAE in countries we had not previously been in (Poland, Uruguay) and to manage a challenging integration with a high technology workforce and a new customer base.
•    Mr. Leontidis effectively completed integration of FY2021 acquisitions (Flight Simulation Company B.V., TRU Simulation, RB Group, Global Jet and Merlot Aero).
•    Established our presence in the Advanced Air Mobility market through securing three training and operations contracts with key OEMs in the industry (Volocopter, BETA and Joby).
•    Established and implemented a very aggressive action plan to structurally reduce costs and our footprint globally, while ensuring we continued to meet or exceed our customer’s expectations, which was evidenced by our strong NPS results. Achieved a significant proportion of the $70M company-wide structural savings for Civil in FY2022, making an important contribution to the SOI performance.
•    Strong people management results, including enhancing the diversity of his leadership teams and retaining 97.2% of Civil’s high potentials in a very challenging marketplace.

CAE INC. | 2022 | Management Proxy Circular

Daniel Gelston Group President, Defense and Security
•    In his first full year as President of Defense and Security, Mr. Gelston made a significant impact to our Defense and Security business including establishing CAE in all five domains (air, land, maritime, space and cyber), representing a new presence in space and cybersecurity. Mr. Gelston has brought a new strategic focus within the business and has implemented a strong strategy framework.
•    Mr. Gelston led the acquisition of L3Harris Technologies‘ Military Training business, including closing three months ahead of plan, despite significant challenges in doing so. Integration to date has been strong, reflected in many ways including achieving the committed cost synergies and retaining 97% of key leadership talent with the Company through the transition.
•    In conjunction with the L3Harris Technologies Military Training business acquisition, Mr. Gelston successfully expanded the Special Security Agreement with the U.S. Government to capture all of the Defense and Security business. This change has allowed Mr. Gelston and other members of the senior team to be directly involved in program discussions and strategy, providing for a higher win probability on new US programs than would otherwise have been the case.
•    A major success for Mr. Gelston and the Defense and Security team in FY2022 was achieving an order intake* performance that provided for a 1.2 book-to-sales, the first time a positive book-to-sales ratio was attained since 2018. Mr. Gelston and the team also successfully focused on improving cash flow, resulting in a Free Cash Flow* performance close to two times the FY2022 plan.
•    Mr. Gelston and his team achieved consistent quarter over quarter revenue and SOI growth during FY2022. The SOI and revenue growth achievements were attained despite the COVID pandemic and related issues, as well as the limitations on approval of new programs related to the U.S. budget continuing resolution.
•    Mr. Gelston and his team significantly increased the presence and effectiveness of our Washington Operations team, represented by the number of engagements with government and other key stakeholders and the resulting increase in CAE’s visibility and influence in the Washington DC environment.

Heidi Wood President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives
•    Despite many challenges related to the COVID pandemic and global supply chain issues, Ms. Wood and the Healthcare team achieved a record level of sales and SOI in FY2022. This was achieved through four successive quarters of double-digit sales increases. Under Ms. Wood’s leadership, the overall Healthcare leadership team, specifically the Sales and the Marketing team leadership, were significantly strengthened over the course of FY2022. The addition of a new Vice President, Global Sales & Customer Experience along with a new Vice President Marketing, Strategy and Partnerships has shown very positive results in terms of growing the top line of the business, with strong potential for continued growth as the teams fully implement their respective strategies.
•    Ms. Wood led the due diligence and acquisition of Medicor, which aligns with the Healthcare strategic plan and further enhances the offering to our customers.
•    Ms. Wood led the implementation of a dedicated team to advance CAE’s ambitions in the immersive technologies' environment. Ms. Wood led the establishment of the immersive technologies team and worked closely with the leadership group to support the development and implementation of the team’s strategic plan and the launch of our efforts in this environment.
•    Ms. Wood also played a key role in the early closing of the L3Harris Technologies’ Military Training business acquisition.

Not all details of the NEO targets have been disclosed due to the potential competitive prejudice to CAE of doing so. The NEOs’ performance against their objectives was reviewed by the HRC**, in addition to having been reviewed by the President and CEO during the fiscal year.

CAE INC. | 2022 | Management Proxy Circular

Shareholder Return Performance Graph
The following graph compares the cumulative Shareholder return of the Common Shares with the cumulative returns of each of the S&P/TSX Composite Index and the S&P Aerospace & Defence Index for a five-year period commencing March 31, 20171.
Comparison of Five-year Cumulative Total Return of CAE Inc. vs. S&P/TSX Composite Index and S&P Aerospace & Defence Index

	2017	2018	2019	2020	2021	2022
CAE Inc.	$100	$120	$150	$92	$186	$168
S&P/TSX Composite Index	$100	$102	$110	$94	$136	$164
S&P Aerospace & Defence Index	$100	$130	$139	$115	$191	$190

1    $100 invested in Common Shares traded on the TSX on March 31, 2017. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Total Return Index and S&P Aerospace & Defence Total Return Index, which assume dividend reinvestment. For FY2020, the decline is the result of the drastic decline in share price observed in the last month of FY2020 due to the COVID-19 pandemic and the resulting stock market impact.

CAE INC. | 2022 | Management Proxy Circular

Pay for Performance Linkage
The following chart compares the evolution of CAE’s total Shareholder return with the evolution of executive compensation (as disclosed in the Summary Compensation Table) for both the President and CEO and the other Named Executive Officers. The total Shareholder return assumes $100 invested in Common Shares traded on the Toronto Stock Exchange on March 31, 2017. Values are as at the last trading day in the month of March in the specified years, including the reinvestment of dividends.
In FY2020, the decline in Total Shareholder Return is the result of a significant decline in share price observed in the last month of FY2020 due to the impact of COVID-19 and resulting stock market impact, with a closing share price of $17.79 on March 31, 2020. On March 31, 2022, CAE’s share price of $32.54 represented an increase of 83% over the stock price on March 31, 2020.
Change in President and CEO and Average NEO Compensation vs. Total Shareholder Return1
Notes:
1    In FY2017, the former CFO’s compensation was included up to his resignation from the Company on May 30, 2016.
The President and CEO’s and the NEO’s total compensation is not specifically based on the performance of CAE’s Common Shares on the TSX, but rather on the overall Company financial and operational performance. In general, the trend in the President and CEO’s total compensation follows the trend in the CAE’s total Shareholder return (TSR). From FY2017 to FY2022, the performance graph shows a steady, year over year, increase in CAE’s total shareholder return, except for a decrease in FY2020 mainly due to the drastic decline in share price due to COVID-19. A similar trend can also be observed in the President and CEO’s total compensation, which was increasing year-over-year from FY2017 to FY2022, with a decrease in FY2020 mainly due to the drastic decline in share price due to COVID-19. Similar to the President and CEO’s compensation, the decline in compensation for the other NEOs in FY2020 is mainly a result of the share price decline at the end of FY2020.

CAE INC. | 2022 | Management Proxy Circular

In Section 7 – “Executive Compensation – Pay for Performance Relative to Comparator Group” there is a more robust comparison of the President and CEO’s compensation, both declared and realizable, with our comparator group and relative financial performance.

Pay for Performance Linkage	FY2022	FY2021	FY2020
Market Capitalization (as of March 31)	$10,316B	$10,505B	$4,725B
Adjusted Return on equity[1]	6.8%	4.7%	14.8%
Total Shareholders average return – three-year compounded annual growth rate	1.2%	(1.2%)	15.3%
Diluted Earnings per Share	$0.45	($0.17)	$1.16
Adjusted Earnings per Share[1]	$0.84	$0.47	$1.34

1    Non-GAAP and other financial measures (see Appendix B).
Given the value and conditions related to the long-term incentive awards, it takes time to determine the effectiveness of our pay-for-performance approach and the alignment between the NEOs’ compensation and Shareholders’ return. The following table compares for each year the NEOs’ total compensation, as presented for the past 5 years (or lesser period as an executive with CAE), to the actual value realized over time.

Name and Principal Position	Year	Disclosed Compensation Less Pension Value[1] ($)	Actual Realized Compensation[2] ($)
	at March 31, 2022
Marc Parent President and Chief Executive Officer	2022 2021 2020 2019 2018	8,553,764 6,720,239 7,115,460 6,892,220 6,328,181	7,025,259 2,534,022 6,784,809 11,375,177 11,307,635
	Total	35,609,864	39,026,902
Sonya Branco Executive Vice President, Finance and Chief Financial Officer	2022 2021 2020 2019 2018	2,601,540 2,261,674 2,377,692 2,097,261 1,547,928	3,107,467 1,035,916 2,392,267 2,335,246 2,181,985
	Total	10,886,095	11,052,881
Nick Leontidis Group President, Civil Aviation	2022 2021 2020 2019 2018	2,626,695 2,306,767 2,524,363 2,564,477 2,267,257	1,273,750 2,482,347 3,164,369 4,626,882 3,225,146
	Total	12,289,559	14,772,494
Daniel Gelston Group President, Defense and Security	2022 2021	2,912,496 2,234,025	1,647,514 1,375,185
	Total	5,146,521	3,022,699
Heidi Wood President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives	2022 2021	2,886,993 2,324,053	1,306,340 1,272,913
	Total	5,211,046	2,579,253

1    Sum of base salary, annual STIP paid, all other compensation, and the grant value of Share-based and option-based awards during the fiscal year as disclosed in the Circular.
2    Sum of base salary, annual STIP paid, all other compensation, the payout value of RSUs and PSUs and the current market value of the vested DSUs associated with the grant awarded for that fiscal year, and the gains from any option exercise during the period.

CAE INC. | 2022 | Management Proxy Circular

Pay for Performance Relative to Comparator Group
To ensure alignment between pay and performance, the HRC reviews the competitiveness of CAE President and CEO’s compensation in the context of the Company’s relative performance across several key financial metrics. The chart below provides a comparison of the three-year President and CEO’s compensation and CAE’s three-year performance relative to CAE’s comparator group (as measured on an “as reported” basis and on a realizable basis).
The chart below depicts the following:
1.    The percentile rank of CAE’s relative performance on the following metrics (measured over the last three fiscal years against the comparator group):
•    Earnings per Share (EPS) growth;
•    Total Shareholder Return (TSR);
•    Average Return on Capital Employed (ROCE);
•    Average Operating Margin; and
•    Overall performance – based on the weighted performance of each of these four metrics with weightings of 35%, 35%, 15% and 15% respectively.
2.    The percentile rank of CAE on declared and realizable President and CEO compensation over the past three fiscal years as defined below.
Three-year Declared Compensation = Total compensation for a three-year period as reported in the summary compensation table, excluding the pension value.
Three-year Realizable Compensation = Cash compensation plus the market value of equity awards granted over the past three years. It is equal to the sum of salary, the annual incentive paid, long-term incentives and all other compensation excluding the pension value. Long-term incentive values are based on the following:
•    For time-vested equity: Value of all time-vested awards granted (Share units and options) during the measurement period of three years valued at the closing price on the last day of the measurement period.
•    For performance-based equity: Value of all performance-based awards (regardless of the date it was granted) for which the final performance result was established during the measurement period, i.e., it is the value of performance-based awards earned based on the final performance results achieved during the measurement period of three years, and valued at the closing price on the last day of the measurement period.
Note:
President and CEO compensation for the US and Canadian companies was compared at par.

CAE INC. | 2022 | Management Proxy Circular

Pay-for-Performance FY2020-2022
CAE’s Percentile in Peer Group

90p
80p
70p
60p
50p
40p
30p
20p
10p
0p
33p
33p
29p
52p
35p
33p
33p
EPS Growth (35% weight)
TSR (35% weight)
Average ROCE (15% weight)
Average Operating Margin (15% weight)
Overall Performance
3-yr Declared Compensation (proxy)
3-yr Realizable Compensation

The chart above shows that overall Company performance for the three-year period of FY2020 to FY2022, as defined by the EPS growth, TSR, average ROCE and average operating margin, compared to the performance of our peers during the same period was ranked at the 35th percentile of the whole group. When comparing the three-year declared and realizable compensation of the CAE President and CEO for the same period, it is ranking at the 33rd percentile, aligned with the overall Company performance when compared to the declared and realizable compensation of CEOs of companies in the CAE comparator group.

The overall Company performance for the three-year period of FY2020 to FY2022 compared to CAE peers was at the 35th percentile; while the President and CEO’s declared and realizable compensation for the same period followed a similar pattern, both ranking at the 33rd percentile.

CAE INC. | 2022 | Management Proxy Circular

Compensation of Our Named Executive Officers
Summary Compensation Table
The first of the following tables provides a summary of compensation earned during the last three fiscal years ended March 31 by the President and Chief Executive Officer, the Executive Vice President, Finance and Chief Financial Officer, and by the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries as at March 31, 2022 (collectively, “Named Executive Officers” or “NEOs”).

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share-Based Awards[1]	Option-Based Awards[2]	Annual Incentive Plan[3]	Long-Term Incentive Plan	Pension Value[4]	All Other Compen- sation[5]	Total Compen- sation
		$	$	$	$	$	$	$	$
Marc Parent President and Chief Executive Officer	2022 2021 2020	1,174,400 906,847 1,039,683	3,360,561 1,674,398 2,930,078	1,441,052 2,511,818 1,254,825	2,482,500 1,543,440 1,684,700	0 0 0	2,045,000 686,000 308,000	95,250 83,735 206,175	10,598,763 7,406,238 7,423,461

Sonya Branco Executive Vice President, Finance and Chief Financial Officer	2022 2021 2020	530,833 423,709 480,598	943,328 490,389 858,009	405,512 735,370 367,290	648,821 542,063 591,675	0 0 0	545,000 283,000 406,000	73,404 70,143 80,121	3,146,540 2,544,674 2,783,693

Nick Leontidis Group President, Civil Aviation	2022 2021 2020	533,897 433,777 495,808	946,642 500,674 876,461	406,303 750,994 375,210	670,983 553,711 604,390	0 0 0	798,000 674,000 622,000	68,627 67,611 172,494	3,424,695 2,980,767 3,146,363

Daniel Gelston[6,7] Group President, Defense & Security	2022 2021	651,338 393,470	885,153 343,675	379,830 515,164	814,570 438,075	0 0	477,000 230,000	181,605 543,639	3,389,496 2,464,023

Heidi Wood[6,8] President, Healthcare and Executive Vice-President, Business Development and Growth Initiatives	2022 2021	654,718 562,882	1,106,441 420,623	474,212 630,517	586,934 644,738	0 0	558,000 273,000	64,688 65,292	3,444,993 2,597,052

1    Represents the value of Share-based awards granted under the RSUP and the PSUP. The value disclosed for the RSUs and PSUs represents the award date value calculated by multiplying the number of RSUs and PSUs awarded at target (100%) by CAE’s weighted average Share price during the five trading days immediately preceding the grant date ($27.14 for units awarded in FY2019, $34.17 for units granted in FY2020 and $20.57, $22.31 and $20.24 for units granted in June and August 2020 and $36.82 for units granted in FY2022). Such value differs from the accounting grant date fair value determined in accordance with IFRS2, Share-based Payments, as the accounting fair value is assessed with the Share price on the date of the award (rather than on a weighted average price). The accounting grant date fair value would be as follows if using the Common Share closing price on the TSX on the respective grant date ($27.42 on June 5, 2018, $33,67 on May 29, 2019, $21.47 on June 2, 2020, $21.80 on June 26, 2020 and $19.61 on August 24, 2020 and $37.24 on June 1, 2021): Mr. Parent: $2,887,203 in FY2020 (a negative difference of $42,875), $1,747,658 in FY2021 (a difference of $73,260) and $3,398,895 in FY2022 (a difference of $38,333); Ms. Branco $845,454 in FY2020 (a negative difference of $12,555), $511,845 in FY2021 (a difference of $21,456) and $954,089 in FY2022 (a difference of $10,760); Mr. Leontidis: $863,636 in FY2020 (a negative difference of $12,825), $522,580 in FY2021 (a difference of $21,906) and $957,440 in FY2022 (a difference of $10,798); for Mr. Gelston: $332,978 in FY2021 (a negative difference of $10,697) and $895,250 in FY2022 (a difference of $10,097); for Ms. Wood: $435,014 in FY2021 (a difference of $14,391) and $1,119,062 in FY2022 (a difference of $12,621). Note that the actual value paid, if any, will differ.
2    Represents the value of option-based awards granted under the ESOP and determined based on the grant date fair value of the award in accordance with IFRS2. Note that actual value received, if any, will differ. The value of each option is determined using the Black-Scholes model with the following assumptions:

	FY2022	FY2021 August 24	FY2021 June 26	FY2021 June 2	FY2020
Dividend yield	0.64%	1.22%	2.02%	2.05%	1.19%
Expected volatility	40.53%	36.19%	36.27%	35.15%	19.70%
Risk-free interest rate	0.76%	0.34%	0.34%	0.36%	1.49%
Expected option term	4	4.25	4.25	4	4
Black-Scholes Value	30.92%	24.97%	23.44%	24.26%	14.71%

3    Represents the STIP payout earned in each fiscal year and paid in the first quarter of the following year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details).
4    The pension value shown corresponds to the compensatory value reported in the Defined Benefit Plan Table and includes the service cost and the impact of the increase in earnings in excess of actuarial assumptions.

CAE INC. | 2022 | Management Proxy Circular

5    All other compensation in FY2022 comprises other benefit expenses and allowances paid by CAE as follows:

	Automobile Expenses	Health & Insurance Benefits	Other Perquisites	Relocation	Employer ESPP Contributions	Dividend Equivalents	Total
	$	$	$	$	$	$	$
M. Parent	21,666	24,518	13,834	–	35,232	–	95,250
S. Branco	–	8,479	49,000	–	15,925	–	73,404
N. Leontidis	30,135	14,518	8,200	–	16,017	–	68,870
D. Gelston	–	3,064	62,500	96,501	19,540	–	181,605
H. Wood	–	2,188	62,500	–	–	–	64,688

    * Note: Mr. Marc Parent reimburses all variable costs related to his personal use of the CAE corporate aircraft. Accordingly, no amount is included for FY2022 under “All other compensation”.
6    Amounts paid in US dollars have been converted to Canadian dollars using an average exchange rate of $1.25 in FY2022, same rate as used in the MD&A and financial statements.
7    Mr. Daniel Gelston joined CAE as of August 24, 2020 and received a one-time special LTIP grant of 8,490 Restrictive Share Units, 8,490 Performance Share Units and 105,200 stock options on August 24, 2020.
8     Ms. Heidi Wood joined CAE as of April 6, 2020. Ms. Wood took the role of interim Group President, Defense & Security in addition of her Executive Vice-President, Business Development and Growth Initiatives role from June 29, 2020 to August 23, 2020 and received a one-time special LTIP grant of 1,350 Restrictive Share Units, 1,350 Performance Share Units and 17,700 stock options on June 26, 2020.
Incentive Plan Awards
The following tables provide information relating to each option-based awards and Share-based awards outstanding as at March 31, 2022 for each NEO, as well as the value vested or earned during FY2022 in respect of such incentive plan awards.
Share and option-based awards granted in FY2022
The following table details the awards made under CAE’s Share and option-based plans for the NEOs in FY2022.

Name	Award Type	Award Date	Number of Securities, units or Other Rights	Payout or Expiration Date	Grant Price[4]
Marc Parent	RSU[1] PSU[2] Stock Option[3]	06/01/2021 06/01/2021 06/01/2021	26,080 65,190 125,200	06/01/2024 06/01/2024 06/01/2028	$36.82 $36.82 $36.82
Sonya Branco	RSU[1] PSU[2] Stock Option[3]	06/01/2021 06/01/2021 06/01/2021	7,320 18,300 35,200	06/01/2024 06/01/2024 06/01/2028	$36.82 $36.82 $36.82
Nick Leontidis	RSU[1] PSU[2] Stock Option[3]	06/01/2021 06/01/2021 06/01/2021	7,350 18,360 35,300	06/01/2024 06/01/2024 06/01/2028	$36.82 $36.82 $36.82
Daniel Gelston	RSU[1] PSU[2] Stock Option[3]	06/01/2021 06/01/2021 06/01/2021	6,870 17,170 33,000	06/01/2024 06/01/2024 06/01/2028	$36.82 $36.82 $36.82
Heidi Wood	RSU[1] PSU[2] Stock Option[3]	06/01/2021 06/01/2021 06/01/2021	8,590 21,460 41,200	06/01/2024 06/01/2024 06/01/2028	$36.82 $36.82 $36.82

1    RSU awards under the RSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, 100% of the granted units will vest in June 2024, subject to the participant’s continued employment with CAE. Vested RSUs will be paid based on the average Common Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
2    PSU awards under the PSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, the granted units may vest in June 2024, subject to CAE’s performance compared to payout grids approved by the HRC and the participant’s continued employment with CAE. Depending on the overall performance each year during the performance period, the target rate of granted units will be multiplied by a factor ranging from 0% to 200%. Vested PSUs will be paid based on the average Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
3    Stock options awards under the ESOP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan options are granted with an exercise price equal to the weighted average price per Common Share on the TSX on the five trading days immediately preceding the grant date. At each of the first four anniversaries of the grant, 25% of the award vests and becomes exercisable.
4    The grant price on grant date is equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date.

CAE INC. | 2022 | Management Proxy Circular

Outstanding Share-based awards and option-based awards
The following table details the outstanding awards under the CAE’s Share and option-based plans for the NEOs.

			Option-Based Awards			Share-Based Awards Market or Payout
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price[1]	Option Expiration Date	Value of Unexercised In-the-Money Options[2]	Number of Shares or Units of Shares that have not Vested[3]	Market or Payout value of Share- based Awards that have not Vested[4]	Value of Vested Share-Based Awards not Paid Out or Distributed[5]
	#	$		$	#	$	$
Marc Parent	125,200 482,300 253,500 343,000 408,000 418,000	36.82 20.57 34.17 27.14 22.17 16.15	06/01/2028 06/02/2027 05/29/2026 06/05/2025 06/08/2024 05/30/2023	– 5,773,131 – 1,852,200 4,230,960 6,851,020
Total				18,707,311	258,420	9,684,555	8,951,625
Sonya Branco	35,200 105,900 74,200 22,250	36.82 20.57 34.17 27.14	06/01/2028 06/02/2027 05/29/2026 06/05/2025	– 1,267,623 – 120,150
Total				1,387,773	74,570	2,799,904	604,133
Nick Leontidis	35,300 144,200 75,800 115,000 34,200	36.82 20.57 34.17 27.14 22.17	06/01/2028 06/02/2027 05/29/2026 06/05/2025 06/08/2024	– 1,726,074 – 621,000 354,654
Total				2,701,728	75,700	2,844,810	7,296,922
Daniel Gelston	33,000 105,200	36.82 20.24	06/01/2028 08/24/2027	– 1,293,960
Total				1,293,960	41,020	1,334,791	–
Heidi Wood	41,200 17,700 103,700	36.82 22.31 20.57	06/01/2028 06/25/2027 06/02/2027	– 181,071 1,241,289
Total				1,422,360	50,270	1,635,786	–

1    Pursuant to the terms of the plan, options under the ESOP were granted with an exercise price equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).
2    Options are in-the-money if the market value of the Common Shares covered by the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Common Share closing price on the TSX on March 31, 2022 ($32.54) over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest at 25% per year commencing one year after the grant date.
3    Represents the aggregate number of units that have not met all performance or employment conditions for payment.
4    Payout value is established based on the expected payout as per the performance targets achieved as of March 31, 2022 for PSUs and based on the Common Share closing price on March 31, 2022 ($32.54) for LTUs, and for RSUs and PSUs payable in June 2021, May 2022, June 2023 and August 2023 and June 2024.
5    Represents the portion of units under the LTUP that are vested at the end of the fiscal year and the units under the Executive DSUP and for which payment is deferred to the termination of employment.

CAE INC. | 2022 | Management Proxy Circular

Incentive plan awards – value vested or earned during the year
The following table shows the value that was vested or earned, as well as the gain earned from options exercised, by the Named Executive Officers during FY2022 in respect of incentive plans.

Name	Option-Based Awards-Value Vested During the Year[1]	Number of Options Exercised During the Year	Gain on Exercise During the Year	Share-based Awards-Value Vested During the Year[2]	Non-Equity Incentive Plan Compensation-Value Earned During the Year[3]
	$	#	$	$	$
Marc Parent	4,681,722	146,400	3,273,108	4,833,551	2,482,500
Sonya Branco	1,186,839	131,600	1,854,408	1,254,145	648,821
Nick Leontidis	1,491,625	–	–	1,620,397	670,983
Daniel Gelston	405,546	–	–	–	814,570
Heidi Wood	491,935	–	–	–	586,934

1    This represents the value of potential gains from options that vested during FY2022. These generally include the portion of the options that were awarded in the last four fiscal years that vested in the year. The potential gains are calculated as the excess, if any, of the closing price of Common Shares on the TSX on each of the option vesting dates in FY2022 over the exercise price. The actual value realized, if any, will differ and will be based on the Common Share price on the actual exercise date.
2    The value of Share units that vested during FY2022 include: (i) the PSUs that vested on June 5, 2021 based on the average closing price of Common Shares on the 20 trading days preceding June 5, 2021, specifically $3,881,186 for Mr. Parent, $1,006,787 for Ms. Branco and $1,301,107 for Mr. Leontidis; Mr. Gelston and Ms. Wood did not benefit from this grant; (ii) the RSUs that vested on June 5, 2021 based on the average closing price of Common Shares on the 20 trading days preceding June 5, 2021, specifically $952,365 for Mr. Parent, $247,358 for Ms. Branco and $319,290 for Mr. Leontidis. Mr. Gelston and Ms. Wood did not benefit from this grant. None of the other PSUs or RSUs have vested as of March 31, 2022.
3    This represents the value paid to the NEOs under the short-term incentive plan for FY2022 year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details).
Pension Arrangements
Canadian based NEOs and key executives are members of the contributory Designated Pension Plan registered in Canada, whereas the US based NEOs and key executives are members of the CAE 401K plan for US employees. All NEOs and Key executives are also members of the non-contributory Supplementary Pension Plan. The amounts payable under these arrangements are based on “average annual earnings” which are calculated on the basis of the 60 highest-paid consecutive months of base salary and STIP payouts.
The Supplementary Pension Plan provides a pension benefit upon normal retirement at age 65 so that the pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five-year top average salary and actual short-term incentive compensation for NEOs other than the President and CEO for each year of pensionable service). The President and CEO’s short-term incentive compensation used for the purpose of determining his average pensionable annual earnings is the target bonus. His maximum annual pension benefit is limited to $1,050,000. Executives may retire from the Company from age 60 with full pension entitlement. An executive is considered as having retired for the purposes of the Supplementary Pension Plan if, at the time of termination of employment with CAE, he/she is at least age 55 with a minimum of 5 years of participation in the Supplementary Pension Plan. The annual pension benefit will be reduced by between 0.5% and 0.25% per month prior to NEO’s normal retirement age depending on the age of the NEO at time of retirement.

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. In Canada, CAE is obligated to fund or provide security to ensure payments under the Supplementary Pension Plan upon retirement of the executive. CAE has elected to provide security by obtaining letters of credit for a trust fund established for those executives who have retired. CAE has secured certain NEO’s and key executives’ pension benefits by a letter of credit for a trust fund established for the executives.

•    Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
•    No extra years of service are generally granted under the pension plans.

CAE does not generally grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon the compliance with non-competition and non-solicitation clauses.

CAE INC. | 2022 | Management Proxy Circular

The following table sets forth the credited years of pensionable service and the present value of the NEOs’ accumulated benefits as at March 31, 2022 under the Designated Pension Plan and the Supplementary Pension Plans in connection with retirement.

	Annual Benefits Payable
Name	Number of years of credited service	At March 31, 2022	At age 65	Accrued obligation at start of the year	Compensatory change[1]	Non- compensatory change[2]	Accrued obligation at year-end[3]
	#	$	$	$	$	$	$
Marc Parent	17.17	677,000	1,115,000	12,206,000	2,045,000	(1,933,000)	12,318,000
Sonya Branco	13.25	203,000	550,000	3,435,000	545,000	(561,000)	3,419,000
Nick Leontidis	22.00	457,000	501,000	8,291,000	798,000	(1,197,000)	7,892,000
Daniel Gelston[4]	1.60	28,900	466,000	284,000	477,000	(145,000)	616,000
Heidi Wood[4]	1.98	32,500	241,000	318,000	558,000	(138,000)	738,000

1    The change in benefit obligation that is compensatory includes the service cost and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.
2    The change in benefit obligation that is not compensatory includes interest cost, change in assumptions, and gains and losses other than for a difference in earnings and the decrease in the discount rate used to value the pension plans which increases the accrued obligation.
3    The present values of the accumulated benefits reported in the above table are calculated in accordance with the assumptions used for financial reporting purposes. See Note 14 to CAE’s consolidated financial statements for the fiscal year ended March 31, 2022. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS.
4    Mr. Gelston’s and Ms. Wood’s pension are payable in US dollars converted to Canadian dollars using the FY2022 average exchange rate of $1.25.
For additional information about the Designated Pension Plan and the Supplementary Pension Plan, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits” below.
Termination and Change of Control Benefits
Payment entitlements upon termination
The various compensation plans applicable to the NEOs also contain different provisions that apply upon termination of employment or change of control of CAE. CAE does not have a formal policy for providing severance payment in the case of termination of employment but may provide severance payments and benefits as required by law.
CAE has nevertheless entered into employment agreements with Mr. Parent that provide for the payment of severance amounts and certain other benefits in the event of involuntary termination other than for cause. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan.
CAE is also party to agreements with all its executive officers who are NEOs, pursuant to which such executives are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is expressly or constructively terminated without cause within two years following the change of control. In such event, the executive is entitled to two years of annual compensation (salary, short-term incentive and employee benefits, payable as a lump sum), two years of credited service and the immediate vesting of supplementary credited service for the purposes of any pension or retirement income plans, payment of long-term incentive Deferred Share Units, and vesting of all unvested stock options, RSUs and PSUs, as per plan provisions.

CAE INC. | 2022 | Management Proxy Circular

The following is a summary of compensation that the NEOs are entitled to receive upon the occurrence of specific events of termination.

Compensation Programs	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control[1]
Annual Short-Term Incentive	Forfeit	Partial payment based on performance and time in position	Partial payment based on Company performance and time in position	Two times the greater of average three-year bonus or target bonus in case of termination[2]
Stock Options	Resignation: 30 days to exercise vested options Termination for cause: All options are cancelled	30 days to exercise vested options	Exercise vested options up to expiry date; unvested options continue to vest and must be exercised within 30 days following vesting date	All options become vested, as per plan provisions
Performance Share Units	All units are forfeited
PSUs granted as of FY2017: units partially vest at a rate of 1/6, 1/3 and 1/2 for each full year of employment completed since the grant date, with the exception of FY2019 and FY2020 at a rate of 1/3 for each full year
			All units will be paid out as scheduled subject to performance criteria	Unvested units vest at the greater of 100% or the multiplier resulting from the actual adjusted EPS performance as of the Change of Control date; all vested units become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
Restricted Share Units	All units are forfeited	Units partially vest at a rate of 1/3 for each full year of employment completed since the grant date	All units will be paid out as scheduled	Unvested units vest as of the Change of Control date; all vested units become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
Deferred Share Units Grants from 04/2004	Vested units are paid out	Vested units are paid out	All units become vested	All units become vested
Supplemental Pension Plan (SPP)	Resignation: If five or more years of participation in the SPP, accrued deferred pension at age 65 Termination for cause: No benefits payable from the SPP	If five or more years of participation in the SPP, accrued deferred pension benefits at age 65	If age 55 or older with a minimum of five years of participation in SPP, immediate monthly pension payable	Immediate vesting and two years of additional service in case of termination[2]
Severance payments	–	Severance amount[3] in case of termination	–	Severance amount[4] in case of termination[2]

1    Change of control is defined in the Change of Control Agreements between CAE and each Named Executive Officer. A change of control may be triggered by a number of events, notably an acquisition by a person of 20% of CAE’s voting rights which is accompanied by a change in the composition of the Board, an acquisition by a person of 35% of CAE’s voting rights or an acquisition of Shares representing half the equity of CAE. Compensation programs have various definitions of change of control events with different impacts on compensation. The provisions illustrated in the above table are for specific events that would provide the maximum benefits to the executives.
2    Pursuant to the Change of Control Agreements between CAE and each NEOs, termination is defined as an involuntary termination that occurs within the first two years following the change of control.
3    In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Ms. Wood’s severance entitlement on termination of employment other than for cause is 12 months’ salary. The severance amount is undetermined for other NEOs.
4    The severance amount is equal to two times the sum of base salary, target bonus (or actual bonus averaged over the last three years, if greater), and the sum of the value of employee benefits and perquisites provided to the executive.
In the event of death during active employment with CAE, the executive is deemed to have retired the day before his/her death if he/she was at least age 55, otherwise, he/she is deemed to have terminated his/her employment the day before his/her death.

CAE INC. | 2022 | Management Proxy Circular

Amounts payable to NEOs upon specified termination events
The following table sets forth estimates of the amounts payable to the NEOs upon specified events, assuming that each such event took place on March 31, 2022. The table does not quantify benefits under plans that are generally available to salaried employees and do not discriminate in favour of executive officers, including the Retirement Plan for Employees of CAE Inc. and associated companies, the ordinary DSU plan and the Employee Stock Purchase Plan. In addition, the table does not include the value of outstanding equity awards that have previously vested, such as stock options and DSUs/ LTUs, which are set forth above in Section 7 – “Executive Compensation – Incentive Plan Awards”. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

	Marc Parent	Sonya Branco	Nick Leontidis	Daniel Gelston	Heidi Wood
	$	$	$	$	$
Involuntary Termination
Salary/Severance[1]	5,500,000	Undetermined	Undetermined	Undetermined	656,250
LTUs	–	–	–	–	–
Options	–	–	–	–	–
RSUs[2]	953,257	279,282	285,127	90,225	107,441
PSUs[2]	2,541,678	744,090	760,189	78,044	92,936
Supplementary Plan	1,418,000	–	–	–	–
Total	10,412,935	1,023,372	1,045,316	168,269	856,627
Retirement	Eligible	Not eligible	Eligible	Not eligible	Not eligible
LTUs	–	–	–	–	–
RSUs	–	–	–	–	–
PSUs	–	–	–	–	–
Options	–	–	–	–	–
Supplementary Plan	–	–	–	–	–
Total	–	–	–	–	–
Termination Following Change in Control
Salary/Severance[3]	6,307,093	2,366,373	2,400,529	2,690,145	2,669,172
LTUs[4]	–	–	–	–	–
Options[5]	4,792,898	1,387,773	1,449,806	970,470	1,066,770
RSUs[6]	2,970,251	859,707	873,699	499,814	608,498
PSUs[6]	6,483,465	1,872,652	1,902,046	868,589	1,067,314
Supplementary Plan[7]	1,418,000	284,000	737,000	496,000	747,000
Total	21,971,707	6,770,505	7,363,079	5,525,018	6,158,754

1    In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Gelston and Ms. Wood’s severance were converted into Canadian dollars using the FY2022 average exchange rate of $1.25. Ms. Wood’s severance entitlement on termination of employment other than for cause is 12 months’ salary.
2    The time-RSU and the PSU values have been established by multiplying the number of units that would have vested upon involuntary termination as of March 31, 2022, based on performance during completed years, where applicable, and using the average fair market value of Common Shares on the TSX during the 20 trading days preceding the vesting date of $31.88. Note that actual value will would differ.
3    Severance as per the Change of Control Agreements for each NEO.
4    The LTU value has been calculated by multiplying the number of units that would have vested upon a change of control as of March 31, 2022, and which will be redeemable within the year following the year the executive’s employment is terminated. As of March 31, 2022, all LTUs had already vested.
5    Option value has been calculated by multiplying the number of options that would have vested upon a change of control as of March 31, 2022 using a closing price of Common Shares of $32.54 on March 31, 2022, less the applicable option exercise price. Note that actual value will differ.
6    RSU and PSU value has been established by multiplying the number of units that would have vested upon a change of control as of March 31, 2022 using a closing price of Common Shares on the TSX of $32.54 on March 31, 2022. Note that actual value will differ.
7    The Supplementary Pension Plan benefits set forth for each NEO reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the “Pension Benefits” tables above.

CAE INC. | 2022 | Management Proxy Circular

Section 8
Other Important Information
The management of CAE is aware of no business to be presented for action by the Shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.
Interest of informed persons in material transactions
No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.
Indebtedness of Directors and executive officers
CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.
Shareholder proposals
To propose any matter for a vote by the Shareholders at an annual meeting of CAE, a Shareholder must send a proposal to the General Counsel, Chief Compliance Officer and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 ninety (90) to one hundred fifty (150) days before the anniversary of CAE’s previous annual meeting, or within such other timeframe as prescribed by the applicable legislation. Shareholders will be required to submit notice of matters that they wish to raise at CAE’s 2023 annual meeting between March 13, 2023 and May 12, 2023. CAE may omit any proposal from its Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the timeline noted above.
Request additional information
CAE shall provide to any person or company, upon written request to the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530:
1.    one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;
2.    one copy of the 2022 Annual Financial Report containing comparative financial statements of CAE for FY2022, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and
3.    one copy of this Circular.
All such documents may also be accessed on CAE’s website (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis available on SEDAR at www.sedar.com for the most recently completed financial year.
The contents of this Circular have been approved by the Board of Directors of CAE.

Mark Hounsell (signed)
General Counsel, Chief Compliance Officer and Corporate Secretary
Montréal, Québec
June 15, 2022

CAE INC. | 2022 | Management Proxy Circular

Section 9
Glossary

Certain Defined Terms
In this document, referred to as this “Circular”, the terms “you” and “your” refer to the Shareholder, while “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries.
We also use the following defined terms throughout this Circular:

$	Canadian dollars.
Audit Committee	The Audit Committee of our Board.
Board	Our Board of Directors.
Civil	Civil Aviation segment.
Circular	This Management Proxy Circular.
Common Shares or Shares	Common Shares of CAE.
CSA	Canadian Securities Administrators.
Defense	Defense and Security segment.
DSU	Refers to Deferred Share Units of CAE. The value of a DSU is equivalent to the value of a Share.
ESOP	Employee Stock Option Plan.
ESPP	Employee Stock Purchase Plan.
EPS	Earnings per Share.
Fiscal Year or FY	Refers to a financial year of CAE, from April 1 to March 31 of the following calendar year. For example, FY2022 refers to the 12 months ended March 31, 2022.
Governance Committee or GC	The Governance Committee of our Board.
Healthcare	Healthcare segment.
Human Resources Committee or HRC	The Human Resources Committee of our Board.
Independent Directors	Refers to the standards of independence established by CAE’s Corporate Governance Guidelines, applicable corporate governance rules of the New York Stock Exchange and SEC, and under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201.
LTU	Refers to a Long-Term Incentive Deferred Share Unit. The value of a LTU is equivalent to the value of a Share.
MD&A	Refers the Management Discussion and Analysis section of CAE’s annual report for the fiscal year ended March 31, 2022.
Meeting	The Annual Meeting of CAE Shareholders to be held on August 10, 2022.
NEOs or Named Executive Officers	The President and CEO, Chief Financial Officer and the three most highly compensated policy-making executives as at March 31, 2022.
NYSE	The New York Stock Exchange.
PSU	Refers to Performance Share Units of CAE. The value of a PSU is equivalent to the value of a Share.

CAE INC. | 2022 | Management Proxy Circular

PwC	PricewaterhouseCoopers LLP, Chartered Professional Accountants in Montréal, Québec.
Record Date	June 15, 2022.
RSU (or time-RSU)	Refers to Restricted Share Units of CAE. The value of a RSU is equivalent to the value of a Share.
RSUP	Restricted Share Unit Plan.
SEC	United States Securities and Exchange Commission.
SOX	The Sarbanes-Oxley Act of 2002.
STIP	Short-term incentive program.
TSX	The Toronto Stock Exchange.

CAE INC. | 2022 | Management Proxy Circular

Appendix A – Board of Directors’ Charter
CAE INC.
(“CAE” or the “Company”)
BOARD OF DIRECTORS’ MANDATE

RESPONSIBILITIES
CAE’s President and Chief Executive Officer and the Company’s other executive officers are responsible for the management of the Company. The Board of Directors (the “Board”) is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management. The Board shall act in the best interest of the Company.
COMMITTEES
The Board may establish committees, as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. As such, the Board currently maintains an Audit Committee, a Human Resources Committee and a Governance Committee. Each committee is comprised entirely of independent directors, as determined by the Board in light of securities laws and applicable exchange rules, and each member of a committee is appointed by the Board after thorough review of the requirements for membership on each such committee. The independent directors will periodically, as they see fit, hold meetings without management.
STRATEGY
The Board will maintain a strategic planning process and annually approve a strategic plan that considers, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.
CORPORATE GOVERNANCE
Corporate governance issues are the responsibility of the full Board. This includes the disclosure thereof, including in the Company’s Annual Activity and Corporate Social Responsibility report and Management Proxy Circular.
The Board periodically reviews a Disclosure Policy for the Company that, inter alia, addresses how the Company shall interact with shareholders, analysts and other stakeholders and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its website, and they in turn can provide feedback to the Company in a number of ways, including e-mail.
The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices. It periodically reviews Company policies with respect to decisions and other matters requiring Board approval.
AUDIT, FINANCE AND RISK MANAGEMENT
The Board, directly and through the Audit Committee, oversees:
(i)    the integrity and quality of the Company’s financial reporting and the effectiveness of internal controls;
(ii)    the risk management framework, including the identification of the principal risks of the Company’s business, and ensures that there are systems in place to effectively monitor, manage and mitigate these risks;
(iii)    the Company’s compliance with legal and regulatory requirements;
(iv)    the qualifications and independence of the Company’s external auditors;
(v)    the performance of the Company’s internal accounting function and external auditors; and
(vi)    the adequacy of the Company’s material public documents prior to their release.

CAE INC. | 2022 | Management Proxy Circular

SUCCESSION PLANNING
The Board, with the help of the Human Resources Committee, ensures a succession plan is in place for the President and Chief Executive Officer and for other senior employees of the Company and monitors such plan.
OVERSIGHT AND COMPENSATION OF MANAGEMENT
The Board considers recommendations of the Human Resources Committee with respect to:
(i)    the appointment and compensation of senior officers of the Company at the level of Senior Vice President and above;
(ii)    the implementation of processes for the recruitment, training, development and retention of senior employees who exhibit the highest standards of integrity and competence and any recommendation for improvement of the processes in place to develop high potential individuals, such as the Annual Leadership Development Process;
(iii)    the compensation philosophy for the Company generally;
(iv)    the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which employees are or may be eligible to participate; and
(v)    the Company’s retirement policies and special cases.
The Board communicates to the President and Chief Executive Officer and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the President and Chief Executive Officer’s position description and objectives and his performance against these objectives. Each year, after a performance evaluation, the Board approves, with the recommendation of the Human Resources Committee, the President and Chief Executive Officer’s compensation.
HEALTH, SAFETY, ENVIRONMENT AND CORPORATE SOCIAL RESPONSIBILITY MATTERS
The Board, through the Human Resources Committee, ensures, through reasonable measures, that the Company has appropriate health, safety and environment policies and procedures and reviews any material issues relating to such matters and management’s response thereto.
The Board, through the Audit and Governance committees, reviews trends in corporate disclosure of non-financial performance and reviews the Company’s corporate social responsibility strategy and reporting.
DIRECTORS’ QUALIFICATIONS, COMPENSATION, EDUCATION AND ORIENTATION
The Board, through the Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent. With regards to Board composition, the Board ensures adherence to the term limits imposed on all directors and considers criteria that promote diversity, including but not limited to gender, international background, nationality, age and industry knowledge, in light of the Company’s Policy Regarding Board and Executive Officer Diversity.
The Board, through the Governance Committee, develops a program for the orientation and education of new directors, and ensures that prospective candidates for Board membership understand the role of the Board and its committees, the nature and operation of the Company’s business, and the contributions that individual directors are expected to make, and develops a program of continuing education if needed for directors.
The Board considers recommendations of the Governance Committee with respect to the level and forms of compensation for directors, which compensation shall reflect the responsibilities and risks involved in being a director of the Company.
ASSESSMENT OF BOARD AND COMMITTEE EFFECTIVENESS
The Board considers recommendations of the Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board, the committees’ chairs, the Chair of the Board and the contribution of individual directors, which assessments shall be made annually. These results are assessed by the Chair of the Board and/or the Chair of the Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The Board ensures that the number of directors and the composition of the Board permit the Board to operate in a prudent and efficient manner.

CAE INC. | 2022 | Management Proxy Circular

RETIREMENT PLANS
The Board is responsible for overseeing the management of the Company’s retirement plans and does this through its Human Resources Committee.
OUTSIDE ADVISORS
Directors may hire outside advisors at the Company’s expense, subject to the approval of the Chair of the Board and have access to the advice and services of the Company’s Corporate Secretary, who is also the General Counsel and Chief Compliance Officer.

Last updated – November 11, 2021

CAE INC. | 2022 | Management Proxy Circular

Appendix B – Non-GAAP and Other Financial Measures
This Circular includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.
Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and impairments and other gains and losses, after tax, as well as one-time tax items by the weighted average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.
Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 3.8 “Non-GAAP measure reconciliations” of the FY2022 MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.
Adjusted net income or loss
Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.
Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 3.8 “Non-GAAP measure reconciliations” of the FY2022 MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.
Adjusted segment operating income or loss (SOI)
Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.
Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance. Refer to section 3.8 “Non‑GAAP measure reconciliations” of the FY2022 MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

CAE INC. | 2022 | Management Proxy Circular

Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Capital used:
–    For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–    For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).
Source of capital:
–    In order to understand our source of capital, we add net debt to total equity.
Refer to section 7.1 “Consolidated capital employed” of the FY2022 MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.
Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.
Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.
Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in ERP and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to section 6.1 “Consolidated cash movements” of the FY2022 MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.
Gross profit
Gross profit is a non-GAAP measure equivalent to the operating income excluding research and development expenses, selling, general and administrative expenses, other gains and losses, after tax share in profit or loss of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.
Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to section 7.1 “Consolidated capital employed” of the FY2022 MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.
Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.
Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Refer to section 3.8 “Non-GAAP measure reconciliations” of the FY2022 MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

CAE INC. | 2022 | Management Proxy Circular

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to section 7.1 “Consolidated capital employed” of the FY2022 MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.
Operating income or loss
Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.
Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–    For the Civil Aviation segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–    For the Defense and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–    For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.
The book-to-sales ratio is the total orders divided by total revenue in a given period.
Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–    Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–    Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–    Unfunded backlog represents firm Defense and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.
Refer to section 4.3 “Consolidated orders and total backlog” of the FY2022 MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

CAE INC. | 2022 | Management Proxy Circular

Remaining performance obligations
Remaining performance obligations is a GAAP measure, introduced under the application of IFRS 15, which represents the cumulative balance of unsatisfied promises to transfer a distinct good or service to customers as part of a legally binding commercial agreement. This measure is similar to our definition of backlog, however excludes joint venture balances, options and estimated contract values:
–    Estimated contract values represent estimated future revenue from customers under exclusive short-term and long-term training contracts when we expect the revenue to be generated, based on regulated customer training requirements but for which no training sessions have yet been booked.
Research and development expenses (R&D)
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.
Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.
Full-flight simulators (FFSs) in CAE's network
A FFS is a full size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.
Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

CAE INC. | 2022 | Management Proxy Circular

Non-GAAP measure reconciliations

Reconciliation of adjusted segment operating income

	Civil Aviation		Defence and Security		Healthcare		Total
Three months ended March 31	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$58.1	$40.5	$25.8	$(8.5)	$9.4	$15.6	$93.3	$47.6
Restructuring, integration and acquisition costs	26.6	26.1	9.2	31.7	0.2	0.8	36.0	58.6
Cloud computing transition adjustment*	11.6	–	1.8	–	–	–	13.4	–
Adjusted segment operating income	$96.3	$66.6	$36.8	$23.2	$9.6	$16.4	$142.7	$106.2
COVID-19 government support programs	–	19.7	–	16.4	–	1.1	–	37.2
Adjusted SOI excluding COVID-19 government support programs	$96.3	$46.9	$36.8	$6.8	$9.6	$15.3	$142.7	$69.0

	Civil Aviation		Defence and Security		Healthcare		Total
Twelve months ended March 31	2022	2021	2022	2021	2022	2021	2022	2021
Operating income	$224.1	$6.5	$56.0	$15.5	$4.1	$26.4	$284.2	$48.4
Restructuring, integration and acquisition costs	79.0	76.1	61.4	45.0	6.5	2.9	146.9	124.0
Cloud computing transition adjustment*	11.6	–	1.8	–	–	–	13.4	–
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic(1)	–	81.7	–	26.5	–	–	–	108.2
Adjusted segment operating income	$314.7	$164.3	$119.2	$87.0	$10.6	$29.3	$444.5	$280.6
COVID-19 government support programs	5.2	63.6	8.0	60.3	0.4	3.5	13.6	127.4
Adjusted SOI excluding COVID-19 government support programs	$309.5	$100.7	$111.2	$26.7	$10.2	$25.8	$430.9	$153.2

* New and amended standards adopted (see Section 11.1)

CAE INC. | 2022 | Management Proxy Circular

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended March 31		Twelve months ended March 31
(amounts in millions, except per share amounts)	2022	2021	2022	2021
Net income (loss) attributable to equity holders of the Company	$55.1	$19.8	$141.7	$(47.2)
Restructuring, integration and acquisition costs, after tax	27.1	43.4	110.0	94.0
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic(1), after tax	–	–	–	80.3
Cloud computing transition adjustment, after tax	9.8	–	9.8	–
Adjusted net income	$92.0	$63.2	$261.5	$127.1
COVID-19 government support programs, after tax	–	27.3	10.0	93.5
Adjusted net income excluding COVID-19 government support programs	$92.0	$35.9	$251.5	$33.6
Average number of shares outstanding (diluted)	318.5	287.3	312.9	272.0

Adjusted EPS	$0.29	$0.22	$0.84	$0.47
Adjusted EPS excluding COVID-19 government support programs	$0.29	$0.12	$0.80	$0.12
Reconciliation of EBITDA and adjusted EBITDA

	Last twelve months ending March 31
(amounts in millions)	2022	2021
Operating income	$284.2	$48.4
Depreciation and amortization	310.5	319.5
EBITDA	$594.7	$367.9
Restructuring, integration and acquisition costs	146.9	124.0
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic(1)	–	108.2
Cloud computing transition adjustment	13.4	–
Adjusted EBITDA	$755.0	$600.1
COVID-19 government support programs	(13.6)	(127.4)
Adjusted EBITDA excluding COVID-19 government support programs	$741.4	$472.7

(1)    Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. Throughout fiscal 2021 and the first quarter of fiscal 2022, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs. CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

CAE INC. | 2022 | Management Proxy Circular